              INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT






                                [WORLD BANK LOGO]





                       MANAGEMENT'S DISCUSSION & ANALYSIS
                                      AND
                              FINANCIAL STATEMENTS
                                 JUNE 30, 2003

INTERNATIONAL BANK FOR RECONSTRUCTION AND
DEVELOPMENT

MANAGEMENT'S DISCUSSION AND ANALYSIS
JUNE 30, 2003



SECTION 1:  OVERVIEW          3

SECTION 2:  BASIS OF REPORTING          5

SECTION 3:  DEVELOPMENT ACTIVITIES          8

         LOANS          8
         GUARANTEES          14
         OTHER ACTIVITIES          14

SECTION 4:  LIQUIDITY MANAGEMENT          15

SECTION 5:  FUNDING RESOURCES          16

         EQUITY          16
         BORROWINGS          19

SECTION 6:  FINANCIAL RISK MANAGEMENT          20

         CREDIT RISK          21
         MARKET RISK          24
         LIQUIDITY RISK          26
         OPERATIONAL RISK          28

SECTION 7:   CRITICAL ACCOUNTING POLICIES          28

SECTION 8:  RESULTS OF OPERATIONS          29

SECTION: 9  GOVERNANCE          31

SECTION: 10  RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS
         TO REPORTED BASIS          33

GLOSSARY OF TERMS          35

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Throughout Management's Discussion and Analysis, terms in BOLDFACE type are defined in the Glossary of Terms on page 35.
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THE MANAGEMENT DISCUSSION AND ANALYSIS CONTAINS FORWARD LOOKING STATEMENTS WHICH MAY BE IDENTIFIED BY SUCH TERMS AS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS" OR WORDS OF SIMILAR MEANING. SUCH STATEMENTS INVOLVE A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE BASED ON CURRENT EXPECTATIONS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES BEYOND IBRD'S CONTROL. CONSEQUENTLY, ACTUAL FUTURE RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED.
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                 ----------------------------------------------
                              ACRONYMS FOR REGIONS

                       AFR  Africa
                       EAP  East Asia and Pacific
                       ECA  Europe and Central Asia
                       LCR  Latin America and the Caribbean
                       MNA  Middle East and North Africa
                       SAR  South Asia
                 ----------------------------------------------

1. OVERVIEW

The International Bank for Reconstruction and Development (IBRD) is an international organization established in 1945 and is owned by its member countries. IBRD's main goals are promoting sustainable economic development and reducing poverty. It pursues these goals primarily by providing loans, guarantees and related technical assistance for projects and programs in its developing member countries. IBRD's ability to intermediate funds from international capital markets for lending to its developing member countries is an important element in achieving its development goals. IBRD's objective is not to maximize profit, but to earn adequate net income to ensure its financial strength and to sustain its development activities. BOX 1 presents selected financial data for the last five fiscal years.

The financial strength of IBRD is based on the support it receives from its shareholders and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it has received from its members and in the record of its borrowing members in meeting their debt-service obligations to it. IBRD's financial policies and practices have led it to build reserves, to diversify its funding sources, to hold a large portfolio of liquid investments, and to limit a variety of risks, including credit, market and liquidity risks.

IBRD's principal assets are its loans to member countries. The majority of IBRD's outstanding loans are priced on a cost pass-through basis, in which the cost of funding the loans, plus a lending spread, is passed through to the borrower.

To raise funds, IBRD issues debt securities in a variety of currencies to both institutional and retail investors. These borrowings, together with IBRD's equity, are used to fund its lending and investment activities, as well as general operations.

IBRD holds its assets and liabilities primarily in U.S. dollars, euro and Japanese yen. IBRD mitigates its exposure to exchange rate risks by matching the currencies of its liabilities and equity with those of its assets. However, the reported levels of its assets, liabilities, income and expense in the financial statements are affected by exchange rate movements of major currencies compared to IBRD's reporting currency, the U.S. dollar. Since IBRD matches the currencies of its equity with those of its loans, the fluctuations captured in the cumulative translation adjustment for purposes of financial statement reporting do not significantly impact IBRD's RISK-BEARING CAPACITY.

Lending commitments in FY 2003 were $11.2 billion, which was slightly lower than the FY 2002 level of $11.5 billion.

FY 2003 operating income was $3,021 million, $1,097 million higher than for FY 2002, thereby increasing IBRD's return on equity and net return on average earning assets before the effects of FAS 133.(a)

During FY 2003, provisioning requirements were reduced by $709 million due to a net improvement in borrowers' risk ratings, and negative NET DISBURSEMENTS, including $6,972 million of prepayments. In addition, in FY 2003, IBRD reclassified an amount related to loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM) undertook responsibility, from Deferred Loan Income to Accumulated Provision for Loan Losses to better reflect its nature. Subsequent to this reclassification, the provision requirements for BiH and SAM were reassessed, resulting in an additional $591 million of income. See discussion in
Section 6, Financial Risk Management - Country Credit Risk. Taking these factors together, changes in the accumulated provision for losses on loans and guarantees accounted for $1,300 million of the net income in FY2003.

In the context of assessing changes in IBRD's operating environment, it is management's practice to recommend each year the allocation of net income to augment reserves, waivers of loan charges to benefit eligible borrowers, and allocation of net income to support developmental activities.


----------
a. For the purposes of this document, FAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments, and International Accounting Standard No. 39, "Financial Instruments: Recognition and Measurement."

BOX 1: SELECTED FINANCIAL DATA
As of or for the Year Ended June 30
IN MILLIONS OF U.S DOLLARS, EXCEPT RATIO AND RETURN DATA IN PERCENTAGES

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REPORTED BASIS                                      2003         2002         2001         2000         1999
----------------------------------------------    --------     --------     --------     --------     --------

   Loan Income                                       5,742        6,861        8,143        8,153        7,649
   Provision for Losses on Loans and
      Guarantees                                     1,300           15         (676)         166         (246)
   Investment Income                                   418          734        1,540        1,589        1,684
   Borrowing Expenses                               (3,594)      (4,903)      (7,152)      (7,128)      (6,846)
   Net Noninterest Expense                            (845)        (783)        (711)        (789)        (723)
   Operating Income                                  3,021        1,924        1,144        1,991        1,518
   Effects of applying FAS 133                       2,323          854          345
   Net Income                                        5,344        2,778        1,489        1,991        1,518

   Net Return on Average Earning Assets(a, b)         2.06         1.29         0.78         1.34         1.05
      after the effects of FAS 133                    3.64         1.87         0.87(c)

   Gross Return on:
          Average Earning Assets(a)                   4.19         5.11         6.61         6.53         6.47
          Average Outstanding Loans(a)                4.73         5.57         6.67         6.71         6.58
          Average Cash and Investments                1.64         2.87         6.28         5.74         6.00
   Cost of Average Borrowings (including
      swaps)(b)                                       3.23         4.23         6.18         5.92         5.92
      after the effects of FAS 133                    1.18         3.53         6.12(c)
   Interest Coverage(b)                               1.84         1.39         1.16         1.28         1.22
      after the effects of FAS 133                    2.49         1.57         1.18(c)
   Return on Equity(b)                               10.32         7.09         4.33         7.73         6.16
      after the effects of FAS 133                   16.18         9.75         4.63(c)
   Equity-to-Loans Ratio(d)                          26.59        22.90        21.51        21.31        20.71

   Total Assets(e)                                 230,352      227,794      222,873      228,539      230,445
   Cash and Liquid Investments(f)                   26,620       25,056       24,407       24,331       30,122
   Loans Outstanding                               116,240      121,589      118,866      120,104      117,228
   Accumulated Provision for Loan Losses(e, g)      (4,045)      (5,053)      (4,074)      (3,554)      (3,714)
   Borrowings Outstanding(h)                       108,554      110,263      106,757      110,379      115,739
   Total Equity                                     37,918       32,313       29,570       29,289       28,021


CURRENT VALUE BASIS                                 2003         2002         2001
----------------------------------------------    --------     --------     --------
   Net Income                                        3,436        2,853        1,460
      of which current value adjustment                394          881          367
   Net Return on Average Earning Assets               2.25         1.86         0.89(i)
   Return on Equity                                  11.16        10.07         4.98(i)
   Equity-to-Loans Ratio                             26.36        23.10        21.43
   Cash and Liquid Investments(f)                   26,620       25,056       24,407
   Loans Outstanding                               122,593      126,454      123,062
   Borrowings Outstanding(h)                       116,695      114,502      110,290
   Total Equity                                     35,675       32,466       29,744

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a.   INCLUDES INCOME FROM COMMITMENT CHARGES.
b. AMOUNTS ARE PRESENTED BEFORE THE EFFECTS OF FAS 133 TO FACILITATE COMPARISON TO PRIOR YEARS.
c.   EXCLUDES THE ONE-TIME CUMULATIVE EFFECT OF THE ADOPTION OF FAS 133.
d. BEFORE THE EFFECTS OF FAS 133. SEE SECTION 5, FUNDING RESOURCES-EQUITY FOR ADDITIONAL DISCUSSION.
e. CERTAIN RECLASSIFICATIONS OF THE PRIOR YEARS' INFORMATION HAVE BEEN MADE TO CONFORM WITH THE CURRENT YEAR'S PRESENTATION.
f.   EXCLUDES RESTRICTED CASH.
g. PRIOR TO FY 2001, THIS AMOUNT INCLUDES ACCUMULATED PROVISION FOR GUARANTEE LOSSES. FOR FY 2001 THROUGH FY 2003, THE ACCUMULATED PROVISION FOR GUARANTEES IS INCLUDED IN OTHER LIABILITIES.
h.   OUTSTANDING BORROWINGS, EXCLUDING SWAPS, NET OF PREMIUM/DISCOUNT.
i. EXCLUDES THE ONE-TIME CUMULATIVE EFFECT OF THE ADOPTION OF THE CURRENT VALUE BASIS OF ACCOUNTING.

On July 31, 2003, the Executive Directors approved the allocation of $2,410 million of FY 2003 net income to the General Reserve. In addition, the Executive Directors recommended to IBRD's Board of Governors the following transfers from unallocated net income: $100 million to Surplus and $540 million to other development purposes. The Executive Directors also approved that for FY 2004, the interest waiver will be maintained at 5 basis points for OLD LOANS and 25 basis points for NEW LOANS. Waivers of 50 basis points on commitment charges for FY 2004 were also maintained at the FY 2003 level.

2. BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in the United States of America and International Financial Reporting Standards (together referred to in this document as the `reported basis').

The standards require that all derivatives, as defined by FAS 133, be recorded on IBRD's balance sheet at their fair value. Additionally, the standards allow IBRD to designate HEDGING relationships and, if certain criteria are met, follow the requirements for hedge accounting. While IBRD believes that its HEDGING strategies achieve its objectives, the application of this FAS 133 HEDGING criteria to IBRD's derivative portfolio would not consistently reflect the effective HEDGING strategies that IBRD has established. That is, if these criteria were applied to IBRD's financial instrument portfolios, certain of the hedged instruments would be carried at fair value, while other similar hedged instruments would be carried at amortized cost. Therefore, IBRD elected not to define any qualifying HEDGING relationships and, as a result, all changes in the fair value of the derivate financial instruments are recognized immediately in earnings. For management reporting purposes, IBRD has disclosed current value financial statements which IBRD believes make fully evident the risk management strategy that IBRD employs.

MANAGEMENT REPORTING

In implementing its risk management strategy, IBRD makes extensive use of derivatives to manage the interest rate and currency risks associated with its financial assets and liabilities. IBRD uses derivative instruments for asset/liability management of individual positions and portfolios, and to reduce borrowing costs.

IBRD's funding operations are designed to meet a major organizational objective of providing lower cost funds to borrowing members. Because of the extent of IBRD's long-dated funding, the reported volatility under FAS 133 may be more pronounced than for many other financial institutions. The effects of applying FAS 133 may significantly affect reported results in each accounting period, depending on changes in market rates. However, IBRD believes that its funding and asset/liability management strategies accomplish its objectives of protection from market risk and provision of lower cost funding, and that a current value basis provides more meaningful information for risk management and management reporting.

IBRD believes that a current value presentation better reflects the economic value of all of its financial instruments. The basis for the current value model is the present value of expected cash flows based on appropriate discount rates. The model incorporates available market data in determining the cash flow and discount rates for each instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in TABLE 1 present IBRD's estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year's Condensed Current Value Balance Sheet is presented with a reconciliation to the reported basis. The prior year's Condensed Current Value Balance Sheet is presented, with a reconciliation to the reported basis, in TABLE 17 in Section 10.

IBRD's Condensed Current Value Comprehensive Statements of Income, with a reconciliation to the reported basis at June 30, 2003, are presented in TABLE 2. The prior year's Condensed Current Value Comprehensive Statement of Income is presented, with a reconciliation to the reported basis, in TABLE 18 in Section 10.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in TABLE 3.

TABLE 1: CONDENSED CURRENT VALUE BALANCE SHEETS AT JUNE 30, 2003 AND JUNE 30, 2002.

IN MILLIONS OF U.S. DOLLARS
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                                                                   JUNE 30, 2003                              JUNE 30, 2002
                                       ------------------------------------------------------------------     -------------
                                                         REVERSAL OF         CURRENT           CURRENT
                                        REPORTED           FAS 133            VALUE             VALUE         CURRENT VALUE
                                          BASIS            EFFECTS          ADJUSTMENTS         BASIS              BASIS
                                       ------------      ------------      ------------      ------------      ------------
Due from Banks                         $      1,929                                          $      1,929      $      1,083
Investments                                  28,131                                                28,131            26,076
Loans Outstanding                           116,240                        $      6,353           122,593           126,454
Less Accumulated Provision for
  Loan Losses and Deferred Loan
  Income                                     (4,478)                                               (4,478)           (5,442)
Swaps Receivable
  Investments                                10,301                                                10,301             9,940
  Borrowings                                 70,316      $     (7,084)            7,084            70,316            66,052
  Other Asset/Liability                         726                --                --               726               727
Other Assets                                  7,187                                (455)            6,732             7,296
                                       ------------      ------------      ------------      ------------      ------------
     Total Assets                      $    230,352      $     (7,084)     $     12,982      $    236,250      $    232,186
                                       ============      ============      ============      ============      ============
Borrowings                             $    108,554      $     (1,559)     $      9,700      $    116,695      $    114,502
Swaps Payable
  Investments                                11,862                                                11,862            10,827
  Borrowings                                 64,779            (1,875)            1,875            64,779            66,994
  Other Asset/Liability                         810                 1                (1)              810               758
Other Liabilities                             6,429                                                 6,429             6,639
                                       ------------      ------------      ------------      ------------      ------------
Total Liabilities                           192,434            (3,433)           11,574           200,575           199,720
Paid in Capital Stock                        11,478                                                11,478            11,476
Retained Earnings and Other Equity           26,440            (3,651)            1,408            24,197            20,990
                                       ------------      ------------      ------------      ------------      ------------
     Total Liabilities and Equity      $    230,352      $     (7,084)     $     12,982      $    236,250      $    232,186
                                       ============      ============      ============      ============      ============

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TABLE 2: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME FOR THE YEARS ENDED JUNE 30, 2003 AND JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
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                                                          FY 2003                             FY 2002
                                     -------------------------------------------------     -------------
                                                        ADJUSTMENTS      CURRENT VALUE     CURRENT VALUE
                                                         TO CURRENT      COMPREHENSIVE     COMPREHENSIVE
                                     REPORTED BASIS        VALUE             BASIS             BASIS
                                      ------------      ------------      ------------      ------------
Income from Loans                     $      5,742                        $      5,742      $      6,861
Income from Investments, net                   418      $         21               439               782
Other Income                                   202                                 202               277
                                      ------------      ------------      ------------      ------------
      Total Income                           6,362                21             6,383             7,920
                                      ------------      ------------      ------------      ------------
Borrowing Expenses                           3,594                               3,594             4,903
Administrative Expenses                      1,038                               1,038             1,052
Provision for Losses on Loans and
   Guarantees                               (1,300)            1,300                --                --
Other Expenses                                   9                                   9                 8
                                      ------------      ------------      ------------      ------------
      Total Expenses                         3,341             1,300             4,641             5,963
                                      ------------      ------------      ------------      ------------
Operating Income                             3,021            (1,279)            1,742             1,957
Current Value Adjustments                                        394               394               881
Provision for Losses on Loans and
   Guarantees--Current Value                                   1,300             1,300                15
Effects of applying FAS 133                  2,323            (2,323)               --                --
                                      ------------      ------------      ------------      ------------
Net Income                            $      5,344      $     (1,908)     $      3,436      $      2,853
                                      ============      ============      ============      ============

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TABLE 3: SUMMARY OF CURRENT VALUE ADJUSTMENTS
IN MILLIONS OF U.S. DOLLARS
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                                                                                                  TOTAL INCOME STATEMENT
                             BALANCE SHEET EFFECTS AS OF JUNE 30, 2003                                    EFFECT
                          ----------------------------------------------      LESS PRIOR      ------------------------------
                                                               OTHER             YEAR
                              LOANS         BORROWINGS    ASSET/LIABILITY       EFFECTS         FY 2003           FY 2002
                          ------------     ------------     ------------     ------------     ------------      ------------
Total Current Value
   Adjustments on
   Balance Sheet          $      6,353     $    (4,946)(a)  $          1     $    (1,368)(b)  $         40      $        567
Unrealized Losses
   on Investments(c)                                                                                   (21)              (48)
Currency Translation
   Adjustment(d)                                                                                       375               362
                                                                                              ------------      ------------
Total Current Value
   Adjustments                                                                                $        394      $        881
                                                                                              ============      ============

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a. AMOUNT IS NET OF THE CURRENT VALUE ADJUSTMENTS FOR SWAPS, AND UNAMORTIZED ISSUANCE COSTS.
b. INCLUDES $116 MILLION REPRESENTING A ONE-TIME CUMULATIVE EFFECT OF RECORDING THE ADOPTION, ON JULY 1, 2000, OF THE CURRENT VALUE BASIS OF ACCOUNTING.
c. UNREALIZED LOSSES ON THE INVESTMENT PORTFOLIO HAVE BEEN MOVED FROM OPERATING INCOME UNDER THE REPORTED BASIS AND INCLUDED AS PART OF CURRENT VALUE ADJUSTMENTS FOR CURRENT VALUE REPORTING.
d. THE CURRENCY TRANSLATION EFFECTS HAVE BEEN MOVED FROM OTHER COMPREHENSIVE INCOME UNDER THE REPORTED BASIS AND INCLUDED IN COMPREHENSIVE CURRENT VALUE NET INCOME FOR PURPOSES OF CURRENT VALUE REPORTING.


CURRENT VALUE BALANCE SHEETS

LOAN PORTFOLIO

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD. The current value of loans incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the applicable market yield curves for IBRD's funding cost, plus IBRD's lending spread, adjusted for interest waivers.

The current value also includes IBRD's assessment of the appropriate credit risk, considering various factors including its history of payment receipts from borrowers. IBRD has always eventually collected all contractual principal and interest due on its loans. However, IBRD has suffered losses resulting from the difference between the discounted present value of payments for interest and charges, according to the loan's contractual terms, and the actual timing of cash flows. To recognize the credit risk inherent in these and any other potential overdue payments, IBRD adjusts the value of its loans through its loan loss provision.

The $6,353 million ($4,865 million--June 30, 2002) positive adjustment to IBRD's loan balance from the reported basis to the current value basis reflects the fact that the loans in the portfolio, on average, carry a higher rate of interest than the present discount rate, which represents the rate at which IBRD would currently originate a similar loan.

INVESTMENT PORTFOLIO

Under both the reported and current value basis, the investment securities and related financial instruments held in IBRD's trading portfolio are carried and reported at fair value. Fair value is based on market quotations; instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

BORROWINGS PORTFOLIO

The current value of borrowings includes the value of the debt securities and the financial derivative instruments associated with the borrowings portfolio. The current value is calculated based on market data using market-based methodologies. The current value of IBRD's instruments in this portfolio is predominantly based on discounted cash flow techniques. The $4,946 million ($3,499 million--June 30, 2002) increase in the borrowings portfolio due to current value adjustments results from the fact that the average cost of the borrowings portfolio is higher than the rate at which IBRD could currently obtain funding.

CURRENT VALUE COMPREHENSIVE STATEMENTS OF INCOME

CURRENT VALUE ADJUSTMENTS

For purposes of the current value presentation, all unrealized gains and losses are presented as current value adjustments. Therefore, the change in the mark-to-market unrealized losses on the investments of $21 million as well as a reduction in the provision for losses on loans and guarantees of $1,300 million are presented as part of the adjustment related to current value.

The net current value adjustment of $394 million for the year ended June 30, 2003 ($881 million--June 30, 2002), as shown in TABLE 3, represents the change in the current value of all of IBRD's financial instruments during the fiscal year. The current value adjustment reflects changes in both interest rates and currency exchange rates.

IMPACT OF CHANGES IN INTEREST RATES

During the year ended June 30, 2003, the net increase in the current value adjustments on the balance sheet was $40 million. This net increase is the result of a $1,488 million increase in unrealized gains in the loan portfolio, offset by a $1,447 million increase in unrealized losses in the borrowings portfolio, and a $1 million decrease in unrealized gains in other asset/liability swaps. On average, interest rates for the reference markets dropped during the fiscal year thereby increasing the current value adjustments for all portfolios.

IMPACT OF CHANGES IN EXCHANGE RATES

During FY 2003 and FY 2002, there was a positive net currency translation adjustment as both the euro and the Japanese yen appreciated against the U.S. dollar.


3. DEVELOPMENT ACTIVITIES

IBRD offers loans, related derivative products, and guarantees to its borrowing member countries to help meet their development needs. It also provides technical assistance and other advisory services to support poverty reduction in these countries.

LOANS

From its establishment through June 30, 2003, IBRD had approved loans, net of cancellations, totaling $333,501 million to borrowers in 129 countries. A summary of cumulative lending is contained in TABLE 4.


TABLE 4: LENDING STATUS AT JUNE 30
--------------------------------------------------------
IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------

                                  2003          2002
                              ------------  ------------
Cumulative Approvals(a)            333,501       325,333
Cumulative Repayments(b)           184,493       164,007

--------------------------------------------------------

a.   NET OF CANCELLATIONS.
b. MULTICURRENCY POOL LOAN REPAYMENTS ARE INCLUDED AT EXCHANGE RATES IN EFFECT ON THE DATE OF ORIGINAL DISBURSEMENT. ALL OTHER AMOUNTS ARE BASED ON U.S. DOLLAR EQUIVALENTS AT THE TIME OF RECEIPT.

At June 30, 2003, the total volume of outstanding loans was $116,240 million, $5,349 million lower than the $121,589 million of outstanding loans at June 30, 2002. This decrease was due to negative NET DISBURSEMENTS, including $6,972 million of prepayments, partially offset by positive currency translation adjustments. Undisbursed balances at June 30, 2003 totaled $33,031 million, a decrease of $3,322 million from June 30, 2002. This change was due to cancellations and disbursements, partially offset by new commitments and positive currency translation adjustments.

During FY 2003, commitments of new loans to member countries were $11,231 million, ($11,452 million--FY 2002). In FY 2003, Latin America and the Caribbean accounted for the largest share of commitments. In contrast, Europe and Central Asia accounted for the largest share of commitments in FY 2002. FIGURE 1 presents the regional composition of commitments for FY 2003 and FY 2002.

FIGURE 1: COMMITMENTS BY REGION

IN MILLIONS OF U.S. DOLLARS

                      [EDGAR REPRESENTATION OF BAR CHART]

             AFR         EAP          ECA         LCR         MNA          SAR
FY 2003        15       1,767        2,089       5,668         856          836
FY 2002        42         982        4,895       4,188         452          893

Under IBRD's Articles of Agreement (the Articles), as applied, the total amount outstanding of direct loans made by IBRD, participation in loans and callable guarantees may not exceed the STATUTORY LENDING LIMIT. At June 30, 2003, outstanding loans and callable guarantees (net of the accumulated provision for losses on loans and guarantees) totaled $112.6 billion, equal to 52.9% of the STATUTORY LENDING LIMIT.

IBRD's lending operations have conformed generally to five principles derived from its Articles. These principles, taken together, seek to ensure that IBRD loans are made to member countries for financially and economically sound purposes to which those countries have assigned high priority, and that funds lent are utilized as intended. The five principles are described in BOX 2. Within the scope permitted by the Articles, application of these principles must be developed and adjusted in light of experience and changing conditions.

LENDING CYCLE

The process of identifying and appraising a project and approving and disbursing a loan often extends over several years. However, on numerous occasions IBRD has shortened the preparation and approval cycle in response to emergency situations such as natural disasters.

Generally, the appraisal of projects is carried out by IBRD's operational staff (economists, engineers, financial analysts, and other sector and country specialists). With certain exceptions(a), each loan must be approved by IBRD's Executive Directors.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of IBRD-supported operations, experienced IBRD staff review progress, monitor compliance with IBRD policies and assist in resolving any problems that may arise. An independent IBRD unit, the Operations Evaluation Department, evaluates the extent to which operations have met their major objectives, and these evaluations are reported directly to the Executive Directors.

LENDING INSTRUMENTS

IBRD lending generally falls into one of two categories: investment or adjustment lending.

----------
(a) For Adaptable Program Loans (APLs), the Board approves all first-phase APLs and delegates to Management the approval of subsequent phases subject to agreed procedures. Learning and Innovation Loans are loans of $5 million or less approved by Management.

Investment lending is generally used to finance goods, works, and services in support of economic and social development projects in a broad range of sectors. In contrast, adjustment lending generally supports social, structural, and institutional reforms. In the past, the majority of IBRD loans were for investment projects or programs. However, as shown in FIGURE 2 the percentage of IBRD loans approved for adjustment lending over the past seven years occasionally exceeded 50 percent.

FIGURE 2:  IBRD LENDING COMMITMENTS


                       [LINE GRAPH - PLOT POINTS TO COME]


In FY 2003, new IBRD commitments for adjustment lending accounted for 37% of total commitments (64%--FY 2002; 38%--FY 2001).

On rare occasions, IBRD will provide enclave lending for a large, foreign exchange generating project in a member country usually eligible only for loans from the International Development Association (IDA). In these circumstances appropriate risk mitigation measures are incorporated (including off-shore escrow accounts and debt-service reserves acceptable to IBRD) to ensure that the risks to IBRD are minimized. At June 30, 2003, IBRD had $116 million in outstanding loans for enclave projects ($192 million--June 30, 2002). No new enclave lending was approved during FY 2003 or FY 2002.

FINANCIAL TERMS OF LOANS

CURRENTLY AVAILABLE FINANCIAL TERMS

IBRD currently offers a product mix that is intended to provide borrowers with the flexibility to select terms that are both compatible with their debt management strategy and suited to their debt-servicing capacity. As of June 30, 2003, IBRD offers the following two basic types of loan terms, each denominated in the currency or currencies chosen by the borrower provided it is a currency in which IBRD

--------------------------------------------------------------------------------

BOX 2: LENDING OPERATIONS PRINCIPLES

(i) IBRD makes loans to governments, governmental authorities or private enterprises in the territories of member countries. A loan that is not made directly to the member in whose territories the project is located must be guaranteed as to principal, interest and other charges by the member or its central bank or a comparable agency of the member acceptable to IBRD. A guarantee by the member itself has been obtained in all such cases to date.

(ii) IBRD's loans are designed to promote the use of resources for productive purposes in its member countries. Projects financed by IBRD loans are required to meet IBRD's standards for technical, economic, financial, institutional and environmental soundness.

(iii)In making loans, IBRD must act prudently and pay due regard to the prospects of repayment. Decisions to make loans are based upon, among other things, studies by IBRD of a member country's economic structure, including assessments of its resources and ability to generate sufficient foreign exchange to meet debt-service obligations.

(iv) IBRD must be satisfied that in the prevailing market conditions (taking into account the member's overall external financing requirements), the borrower would be unable to obtain financing under conditions which, in the opinion of IBRD, are reasonable for the borrower. IBRD is intended to promote private investment, not to compete with it.

(v) The use of loan proceeds is supervised. IBRD makes arrangements to ensure that funds loaned are used only for authorized purposes and, where relevant, with due attention to considerations of cost-effectiveness. This policy is enforced primarily by requiring borrowers (a) to submit documentation establishing, to IBRD's satisfaction, that the expenditures financed with the proceeds of loans are made in conformity with the applicable lending agreements and (b) to maximize competition in the procurement of goods and services by using, wherever possible, international competitive bidding or, when it is not appropriate, other procedures that ensure maximum economy and efficiency.
--------------------------------------------------------------------------------

can efficiently intermediate: variable-spread loans, and fixed-spread loans. Variable-spread loans, which were introduced in FY 1993, have a variable spread over LIBOR that is adjusted every six months. Fixed-spread loans, which were introduced in FY 2000, have a fixed spread over LIBOR that is fixed for the life of the loan.

Borrowers selecting the fixed-spread loan product may, for a fee, change the currency or interest rate basis over the life of the loan. For example, borrowers have the option to fix, unfix, or re-fix the interest rate at market rates on all or a part of the disbursed amounts for up to the remaining maturity of the loan.

Transaction fees range from 12.5 to 25 basis points of the notional transaction amount. Any conversion requests accepted by IBRD are executed at market rates.

In FY 1999, IBRD introduced special structural and sector adjustment loans to support structural and social reforms by creditworthy IBRD borrowers with exceptional external financing needs due to a potential or actual crisis.

TABLE 5 summarizes the financial terms for these types of loans.

TABLE 5: LOAN PRICING - CURRENTLY AVAILABLE FINANCIAL TERMS
BASIS POINTS
--------------------------------------------------------------------------------

                                                                                                   SPECIAL
                                                                                                STRUCTURAL AND
                                                  VARIABLE SPREAD        FIXED SPREAD          SECTOR ADJUSTMENT
                                                    LOANS (VSL)           LOANS (FSL)            LOANS (SSAL)
                                                  -------------------   --------------------- -------------------
Reference Market Rate                             Six month LIBOR       Six month LIBOR       Six month LIBOR
-----------------------------------------------------------------------------------------------------------------
Spread
   Contractual Lending Spread                     75 (NEW LOANS)(a)             75                  400
                                                  50 (OLD LOANS)(b)
   Market Risk Premium                                  --                      5                    --
   Funding Cost Margin                            Weighted average      Projected funding            --
                                                   spread to LIBOR       spread to LIBOR
                                                  of debt allocated
                                                       to VSLs
-----------------------------------------------------------------------------------------------------------------
Charges
      Commitment charge                                75                       85(c)               75
      Front-end fee                               100 (NEW LOANS)              100                 100
                                                   0 (OLD LOANS)
-----------------------------------------------------------------------------------------------------------------
Eligible for Waivers
      Interest                                         Yes                    Yes                   No
      Commitment                                       Yes                    Yes                   No
-----------------------------------------------------------------------------------------------------------------
Maturity                                          15-20 years              15-25 years           5 years
-----------------------------------------------------------------------------------------------------------------
Grace period                                       3-5 years                3-8 years            3 years

--------------------------------------------------------------------------------

a. LOANS FOR WHICH THE INVITATION TO NEGOTIATE WAS ISSUED ON OR AFTER JULY 31, 1998.
b.   LOANS FOR WHICH THE INVITATION TO NEGOTIATE WAS ISSUED PRIOR TO JULY 31,
     1998.
c. THE COMMITMENT CHARGE IS 85 BASIS POINTS FOR THE FIRST FOUR YEARS AND 75 BASIS POINTS THEREAFTER TO COMPENSATE IBRD FOR ADDITIONAL FUNDING AND REFINANCING RISK ASSOCIATED WITH THIS PRODUCT.

Repayment terms for fixed-spread loans are more flexible than for variable-spread loans, subject to certain constraints on the average repayment maturity and final maturity on a country basis. Within these constraints, borrowers have flexibility to configure grace periods and maturity profiles in a manner consistent with the purpose of the loan. Repayment profiles may be level repayment of principal, an annuity type schedule, a single lump-sum repayment, or a customized schedule. Repayment profiles cannot be changed after a loan is signed.

Prior to the introduction of special structural and sector adjustment loans, IBRD approved and disbursed several large loans totaling $7,000 million on non-standard loan terms. These loans, which were issued in response to the global financial crises of FY 1998 and FY 1999, carry a six-month U.S. dollar LIBOR interest rate plus a fixed spread ranging from 75 to 100 basis points and a front-end fee. None of these loans is eligible for waivers of interest or commitment charges. During FY 2003, $1,800 million of these loans were prepaid, resulting in an outstanding balance on these loans of $5,200 million at June 30, 2003.

At June 30, 2003, 49% (42%-June 30, 2002) of loans outstanding were variable-spread loans or fixed-spread loans, including special structural and sector adjustment loans and loans with non-standard terms.

LOANS WITH A DEFERRED DRAWDOWN OPTION

During FY 2002, IBRD approved a Deferred Drawdown Option (DDO) for use with IBRD adjustment loans. A DDO would give IBRD borrowers the option of deferring the loan's disbursement for up to three years. Loans with a DDO are subject to a commitment fee of 100 basis points, which is 25 basis points higher than that for standard IBRD loans. Also, the front-end fee of 100 basis points, which is normally payable at the time a loan becomes effective, is only payable for a DDO loan at the time it is disbursed. During FY 2003, one loan with a DDO was approved by IBRD.

DERIVATIVE PRODUCTS

Along with the approval of the introduction of the fixed-spread loan product with its various risk management features such as rate fixing and currency conversion, the Executive Directors also approved the offer of new derivative products for borrowers to respond to their needs for access to better risk management tools in connection with existing IBRD loans. These derivative products include currency and interest rate swaps, and interest rate caps and collars.

IBRD will pass through the market cost of the instrument to the borrower, and will charge a transaction fee comparable to the fee charged on the fixed-spread loan conversion features. These instruments may be executed either under a master derivatives agreement which substantially conforms to industry standards, or in individually negotiated transactions. During FY 2003, one master derivative agreement was signed; no transactions have been executed under this agreement.

PREVIOUSLY AVAILABLE FINANCIAL TERMS

In previous years, IBRD offered loans with a variety of other financial terms including: multicurrency pool loans and fixed-rate single currency loans.

TABLE 6 summarizes the financial terms for variable-rate multicurrency and single-currency pool loans and fixed-rate single-currency loans.

Prior to 1980, IBRD offered loans at fixed rates determined at the time a loan was contracted and set at a specified spread over then-current borrowing costs. The currency composition of each loan depended on the currencies disbursed on that loan. In 1980, IBRD established the currency pool system, funded primarily with fixed rate medium-to-long term borrowings. In 1982, IBRD mitigated its interest rate risk by moving from offering a fixed rate to a variable rate on these loans.

The currency composition of multicurrency pool loans is determined on the basis of a pool, which provides a currency composition that is the same for all loans in the pool. Pursuant to a policy established by the Executive Directors and subject to their periodic review, at least 90% of the U.S. dollar equivalent value of the pool is in a fixed ratio of one U.S. dollar to 125 Japanese yen to one euro.

During FY 1997, IBRD offered borrowers the option to elect to modify their currency choice by converting multicurrency pool loans to single currency loan terms or single currency pool terms. The lending rate formulation for loans with single currency pool terms is the same as that for multicurrency pool loans.



TABLE 6: LOAN PRICING - PREVIOUSLY AVAILABLE FINANCIAL TERMS

BASIS POINTS
--------------------------------------------------------------------------------


                                                                          VARIABLE RATE
                                              VARIABLE RATE              SINGLE CURRENCY       FIXED RATE SINGLE
                                         MULTICURRENCY POOL LOANS         POOL LOANS(a)        CURRENCY LOANS(b)
                                               (1982-2001)                 (1996-1998)           (1995-1999)
                                         -------------------------- ------------------------- --------------------
                                         Weighted average cost of        Weighted average
Cost Base                                     allocated debt          cost of allocated debt            LIBOR
------------------------------------------------------------------------------------------------------------------
Spread
   Contractual Lending Spread                75 (NEW LOANS)(c)                 50                  75 (NEW LOANS)
                                             50 (OLD LOANS)(d)                                     50 (OLD LOANS)
   Market Risk Premium                             --                          --                       0-10
   Funding Cost Margin                             --                          --                  IBRD's funding
                                                                                                  spread to LIBOR
------------------------------------------------------------------------------------------------------------------
Charges
   Commitment charge                               75                          75                        75
   Front-end fee                             100 (NEW LOANS)                   --                 100 (NEW LOANS)
                                              0 (OLD LOANS)                    --                  0 (OLD LOANS)
------------------------------------------------------------------------------------------------------------------
Eligible for Waivers
   Interest                                       Yes                         Yes                       Yes
   Commitment                                     Yes                         Yes                       Yes
------------------------------------------------------------------------------------------------------------------
Maturity                                      15-20 years               based on original           12-20 years
                                                                          loan agreement
------------------------------------------------------------------------------------------------------------------
Grace period                                   3-5 years                based on original             3 years
                                                                          loan agreement

--------------------------------------------------------------------------------

a.   CONVERTED FROM VARIABLE-RATE MULTICURRENCY POOL LOANS.

b. COST BASE AND SPREAD ARE FIXED ON RATE-FIXING DATE FOR AMOUNTS DISBURSED DURING THE PRECEDING SIX MONTHS.

c. LOANS FOR WHICH THE INVITATION TO NEGOTIATE WAS ISSUED ON OR AFTER JULY 31, 1998.

d.   LOANS FOR WHICH THE INVITATION TO NEGOTIATE WAS ISSUED PRIOR TO JULY 31,
     1998.

Single-currency pool loans are held in U.S. dollars, Japanese yen, and euro. Fixed-rate single currency loans were offered in all currencies in which IBRD could efficiently intermediate.

Any fixed-rate multicurrency pool loans that were subsequently converted to single currency pools continued to carry their fixed rate.

Fixed-rate single currency loans carry lending rates fixed on semi-annual rate fixing dates for amounts disbursed during the preceding six months. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at the rate applicable to variable-spread loans.

At June 30, 2003, 51% (58%--June 30, 2002) of loans outstanding carried these previously available financial terms.

FIGURE 3 presents a breakdown of IBRD's loan portfolio by loan product. For more information, see the Notes to Financial Statements--Note D.

WAIVERS

Waivers of a portion of interest owed by all eligible borrowers are determined annually and have been in effect since FY 1992. Eligibility for the partial waiver of interest is limited to borrowers that have made full payments of principal, interest and other charges within 30 calendar days of the due dates during the preceding six months, on all their loans. Waivers of a portion of the commitment charge owed on the undisbursed portion of loans are also determined annually and have been in effect since FY 1990. All borrowers receive the commitment charge waiver on their eligible loans. TABLE 7 presents a breakdown of IBRD's loan charge waivers. Further details are provided in the Notes to Financial Statements-Note D.


FIGURE 3: LOAN PORTFOLIO BY LOAN PRODUCT
(IN MILLIONS OF U.S. DOLLARS)

                                LOANS OUTSTANDING


          JUNE 30, 2003                                             JUNE 30, 2002
Variable-Rate                $22,728 (20%)              Variable-Rate               $28,076 (23%)
Multicurrency Pool Loans                                Multicurrency Pool Loans
Single Currency Pool Loans   $20,490 (18%)              Single Currency Pool Loans  $25,586 (21%)
Fixed-Rate Single Currency   $15,528 (13%)              Fixed-Rate Single           $16,172 (13%)
Loans (a)                                               Currency Loans (a)
Other Loans (b)              $415 (*%)                  Other Loans (b)             $501 (1%)
Variable-Spread Loans        $36,211 (31%)              Variable-Spread Loans       $32,732 (27%)
Fixed-Spread Loans           $12,414 (11%)              Fixed-Spread Loans          $7,017 (6%)
Special Structural and       $8,454 (7%)                Special Structural and      $11,505 (9%)
Sector Adjustment Loans (c)                             Sector Adjustment Loans (c)

TOTAL LOANS OUTSTANDING: $116,240                       TOTAL LOANS OUTSTANDING: $121,589


                              UNDISBURSED BALANCES


           JUNE 30, 2003                                            JUNE 30, 2002
Variable-Rate                $1,400 (4%)                Variable-Rate              $2,070 (6%)
Multicurrency Pool Loans                                Multicurrency Pool Loans
Single Currency Pool Loans   $8 (*%)                    Single Currency Pool Loans $78 (*%)
Fixed-Rate Single Currency   $1,784 (6%)                Fixed-Rate Single          $3,139 (9%)
Loans                                                   Currency Loans
Variable-Spread Loans        $21,150 (64%)              Variable-Spread Loans      $23,128 (64%)
Fixed-Spread Loans           $8,564 (26%)               Fixed-Spread Loans         $7,138 (19%)
Special Structural and       $125 (*%)                  Special Structural and     $800 (2%)
Sector Adjustment Loans                                 Sector Adjustment Loans

TOTAL UNDISBURSED BALANCES: $33,031                     TOTAL UNDISBURSED BALANCES: $36,353


--------------------------------------------------------------------------------
a. INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.

b. INCLUDES LOANS ISSUED PRIOR TO 1980, LOANS TO IFC, AND FIXED-RATE MULTICURRENCY POOL LOANS.

c.   INCLUDES LOANS WITH NON-STANDARD TERMS.

*    INDICATES AMOUNTS LESS THAN 0.5%.

TABLE 7: LOAN CHARGE WAIVERS

BASIS POINTS
---------------------------------------------------------

                                   INTEREST PERIOD
                                      COMMENCING
                            -----------------------------
                             FY 2004   FY 2003   FY 2002
                            -----------------------------
Commitment charge waivers         50        50        50
Interest waivers(a)
   OLD LOANS                       5         5         5
   NEW LOANS                      25        25        25
   Average eligibility          n.a.        96%       97%

---------------------------------------------------------

a.   ON LOANS TO ELIGIBLE BORROWERS.


GUARANTEES

IBRD offers partial risk guarantees and partial credit guarantees. These guarantees are generally offered on loans from private investors for projects in countries eligible to borrow from IBRD, although they can also be offered on securities issued by entities eligible for IBRD loans. IBRD applies the same country creditworthiness and project evaluation criteria to guarantees as it applies to loans.

Partial risk guarantees cover debt-service defaults on a loan that result from non-performance of government obligations. In contrast, partial credit guarantees are used for public sector projects when there is a need to extend loan maturities and guarantee specified interest or principal payments on loans to the government or its instrumentalities. When such partial credit guarantees are used in support of agreed structural, institutional and social policies and reforms, they are considered policy-based guarantees. Eligibility for IBRD adjustment lending is a necessary condition for eligibility for policy-based guarantees.

IBRD guarantees can be customized to suit varying country and project circumstances. They can be targeted to mitigate specific risks, generally risks relating to political, regulatory and government performance, which the private sector is not normally in a position to absorb or manage.

Each guarantee requires the counter-guarantee of the member government. Guarantees are priced within a limited range to reflect the risks involved, and preparation fees may be charged where there are exceptional costs involved for IBRD.

In exceptional cases, IBRD may offer enclave guarantees for loans for foreign-exchange generating projects in a member country usually eligible only for credits from IDA. Fees charged for enclave guarantees are higher than those charged for non-enclave guarantees.The commitment of enclave guarantees is initially limited to an aggregate guaranteed amount of $300 million. As of June 30, 2003 no enclave guarantees were outstanding.

During FY 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of the guarantee. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to pay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003. As the amount guaranteed was not repaid in full within 60 days of the call date, the guarantee was not reinstated.

IBRD's exposure at June 30, 2003 on its guarantees (measured by discounting each guaranteed amount from its first call date) is detailed in TABLE 8. For additional information see the Notes to Financial Statements-Note D.

TABLE 8: GUARANTEE EXPOSURE

IN MILLIONS OF U.S. DOLLARS

---------------------------------------------------------

                         FY 2003     FY 2002     FY 2001
                        ---------------------------------
Partial risk             $   456     $   465     $   473
Partial credit               728         957         903
  Of which: Policy based     158         406         402
                        ---------------------------------
Total                    $ 1,184     $ 1,422     $ 1,376
                        =================================

---------------------------------------------------------

OTHER ACTIVITIES

CONSULTATION: In addition to its financial operations, IBRD provides technical assistance to its member countries, both in connection with, and independently of, lending operations. There is a growing demand from borrowers for strategic advice, knowledge transfer, and capacity building. Such assistance includes assigning qualified professionals to survey developmental opportunities in member countries, analyzing their fiscal, economic and developmental environment, assisting member countries in devising coordinated development programs, appraising projects suitable for investment and assisting member countries in improving their asset and liability management techniques.

RESEARCH AND TRAINING: To assist its developing member countries, IBRD--through the World Bank Institute and its partners--provides courses and other training activities related to economic policy development and administration for governments and organizations that work closely with IBRD.

TRUST FUND ADMINISTRATION: IBRD, alone or jointly with IDA, administers on behalf of donors, funds restricted for specific uses. These funds are held in trust and are not included in the assets of IBRD. See the Notes to Financial Statements-Note J.

INVESTMENT MANAGEMENT: IBRD has leveraged its treasury management knowledge, expertise, and infrastructure to provide investment management services to several external institutions, including central banks of member countries. One objective of providing these services to central banks is to assist them in developing portfolio management skills. These funds are not included in the assets of IBRD. See the Notes to Financial Statements--Note J.


4. LIQUIDITY MANAGEMENT

IBRD's liquid assets are held principally in obligations of governments and other official entities, time deposits and other unconditional obligations of banks and financial institutions, currency and interest rate swaps, asset-backed securities, and futures and options contracts pertaining to such obligations.

Liquidity risk arises in the general funding of IBRD's activities and in the management of its financial positions. It includes the risk of being unable to fund its portfolio of assets at appropriate maturities and rates and the risk of being unable to liquidate a position in a timely manner at a reasonable price. The objective of liquidity management is to ensure the availability of sufficient cash flows to meet all of IBRD's financial commitments.

As one component of liquidity management, IBRD maintains a $500 million line of credit with an independent financial institution.(a) This facility is used to cover any overnight overdrafts that may occur due to FAILED TRADES. For further details about this facility, see the Notes to Financial Statements--Note E.

----------
a. This line of credit is held jointly with the International Development Association (IDA), an affiliated organization.

Under IBRD's liquidity management policy, aggregate liquid asset holdings should be kept at or above a specified prudential minimum. That minimum is equal to the highest consecutive six months of expected debt service obligations for the fiscal year, plus one-half of net approved loan disbursements as projected for the fiscal year. The FY 2004 prudential minimum liquidity level has been set at $18 billion, unchanged from that set for FY 2003. IBRD also holds liquid assets over the specified minimum to provide flexibility in timing its borrowing transactions and to meet working capital needs.

Liquid assets may be held in three distinct sub-portfolios: stable; operational; and discretionary, each with different risk profiles and performance benchmarks.

The stable portfolio is principally an investment portfolio holding the prudential minimum level of liquidity, which is set at the beginning of each fiscal year.

The operational portfolio provides working capital for IBRD's day-to-day cash flow requirements.

The discretionary portfolio, when used, provides flexibility for the execution of IBRD's borrowing program and can be used to take advantage of attractive market opportunities. The discretionary portfolio was not used during FY 2002 or FY 2003, but was reactivated on July 1, 2003.

FIGURE 4 represents IBRD's liquid asset portfolio size and structure at the end of FY 2003 and FY 2002, excluding investment assets associated with certain other postemployment benefits. At the end of FY 2003, the aggregate size of the IBRD liquid asset portfolio stood at $26,423 million, an increase of $1,537 million from FY 2002. Of this amount, $1.3 billion of assets in the stable portfolio were managed by external firms. This portfolio is largely composed of assets denominated in U.S. dollars with net exposure to short-term interest rates.

FIGURE 4: LIQUID ASSET PORTFOLIO COMPOSITION (IN MILLIONS OF U.S. DOLLARS)
-------------------------------------------------------------------------------


     JUNE 30, 2003                                            JUNE 30, 2002
Stable Portfolio             $18,024 (68%)              Stable Portfolio           $20,766 (83%)
Operational Portfolio        $8,399 (32%)               Operational Portfolio      $4,120 (17%)


--------------------------------------------------------------------------------
The returns of the liquid asset portfolio in FY 2003 compared to FY 2002 are presented in TABLE 9. These returns exclude investment assets funding certain other postemployment benefits.

TABLE 9: LIQUID ASSET PORTFOLIO RETURNS
---------------------------------------------------

                              FINANCIAL RETURN (%)
                              ---------------------
                              FY 2003      FY 2002
                              --------     --------
IBRD Overall Portfolio            1.62         2.86

   Stable Portfolio               1.73         3.00

   Operational Portfolio          1.34         2.29

---------------------------------------------------
The lower returns in FY 2003 are due primarily to the lower interest rate environment in FY 2003 as compared to FY 2002, as shown in FIGURE 10.

IBRD enters into derivative transactions to manage its investment portfolio. The main purposes of these derivative instruments are to enhance the return, and manage the overall duration, of the portfolio.

5. FUNDING RESOURCES

EQUITY

Total shareholders' equity, as reported in IBRD's balance sheet at June 30, 2003, was $37,918 million compared with $32,313 million at June 30, 2002. The increase from FY 2002 primarily reflects the increase in retained earnings.

IBRD's equity base plays a critical role in securing its financial objectives. By enabling IBRD to absorb risk out of its own resources, its equity base protects shareholders from a possible call on callable capital. The adequacy of IBRD's equity capital is judged on the basis of its ability to generate future net income sufficient to absorb potential risks and support normal loan growth, without reliance on additional shareholder capital.

For management purposes, IBRD closely monitors equity as defined and utilized in the EQUITY-TO-LOANS RATIO. TABLE 10 presents the composition of this measure at June 30, 2003 and 2002.

The EQUITY-TO-LOANS RATIO is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. IBRD also uses a stress test as a measure of income-generating capacity and capital adequacy. See discussion in
Section 6, Financial Risk Management--Managing Risk-Bearing Capacity.

As presented in FIGURE 5, IBRD's EQUITY-TO-LOANS RATIO increased during FY 2003, on both a reported basis (excluding cumulative translation adjustments associated with the FAS 133 adjustments) and a current value basis.

FIGURE 5: EQUITY-TO-LOANS RATIO

                                    [GRAPH]

TABLE 10: EQUITY CAPITAL

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                                 JUNE 30, 2003       JUNE 30, 2002
                                                                                 -------------       -------------
USABLE CAPITAL
   Paid-in Capital                                                               $      11,478       $      11,476
   Restricted Paid-in Capital                                                           (2,464)             (2,300)
   Net Receivable for Maintenance of Value                                                (433)               (936)
                                                                                 -------------       -------------

   TOTAL USABLE CAPITAL                                                                  8,581               8,240

SPECIAL RESERVE                                                                            293                 293

GENERAL RESERVE, including allocation of FY 2003/FY 2002 net income                     21,542              19,132

CUMULATIVE TRANSLATION ADJUSTMENT(a)                                                      (389)               (764)
                                                                                 -------------       -------------

EQUITY USED IN EQUITY-TO-LOANS RATIO--REPORTED BASIS(a)                          $      30,027       $      26,901
                                                                                 =============       =============

Current Value Adjustments                                                                1,408               1,368

EQUITY USED IN EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS                        $      31,435       $      28,269
                                                                                 =============       =============

------------------------------------------------------------------------------------------------------------------

LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED PROVISION FOR LOSSES ON
   LOANS AND GUARANTEES AND DEFERRED LOAN INCOME                                 $     112,922       $     117,528

CURRENT VALUE LOANS AND GUARANTEES OUTSTANDING, NET OF ACCUMULATED PROVISION
   FOR LOSSES ON LOANS AND GUARANTEES AND DEFERRED LOAN INCOME                   $     119,275       $     122,393

------------------------------------------------------------------------------------------------------------------

EQUITY-TO-LOANS RATIO--REPORTED BASIS(a)                                                 26.59%              22.90%

EQUITY-TO-LOANS RATIO--CURRENT VALUE BASIS                                               26.36%              23.10%

--------------------------------------------------------------------------------
a. EXCLUDING CUMULATIVE TRANSLATION AMOUNTS ASSOCIATED WITH THE FAS 133 ADJUSTMENT.

In accordance with the financial policy defining this ratio, the amount of transfer to the general reserve of $2,410 million, that was approved on July 31, 2003, was included in this ratio at June 30, 2003 ($1,291 million--June 30, 2002). The increase in this ratio from 22.90% at June 30, 2002 to 26.59% at June 30, 2003 was due to the overall increase in equity in FY 2003, including the transfer to the general reserve, and the decrease in net loans outstanding. During FY 2003, IBRD considered it prudent to increase general reserves in the medium term in order to improve its risk-bearing capacity.

CAPITAL

Shareholder support for IBRD is reflected in the capital backing it has received from its members. At June 30, 2003, the authorized capital of IBRD was $190,811 million, of which $189,567 million had been subscribed. Of the subscribed capital, $11,478 million had been paid in and $178,089 million was callable. Of the paid-in capital, $8,581 million was available for lending and $2,897 million was not available for lending.The terms of payment of IBRD's capital and the restrictions on its use that are derived from the Articles and from resolutions of IBRD's Board of Governors are as follows:

PAID-IN CAPITAL

(i) $2,796 million of IBRD's capital was initially paid in gold or U.S. dollars or was converted from the currency of the subscribing members into U.S. dollars. This amount may, under the Articles, be freely used by IBRD in its operations.

(ii) $8,682 million of IBRD's capital was paid in the national currencies of the subscribing members. Under the Articles this amount is subject to MAINTENANCE OF VALUE obligations and may be used for funding loans only with the consent of the member whose currency is involved, or used for administrative expenses without the need for consent. In accordance with such consents for lending, $5,483 million of this amount was being used in IBRD's lending operations at June 30, 2003.

     In FY 2002, the Board of Executive Directors endorsed new options to increase the usability of the national currency portion of the members' paid-in capital. Accordingly, IBRD may use a member's local currency to invest or lend in that currency, or may swap the local currency into another currency for investment or lending purposes, provided it has the consent of the member whose currency is involved. As of June 30, 2003, no member's currency has been used for any of these new options.

CALLABLE CAPITAL

(iii)$151,654 million of IBRD's capital may, under the Articles, be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it. This amount is thus not available for use by IBRD in making loans. Payment on any such call may be made, at the option of the particular member, either in gold, in U.S. dollars or in the currency required to discharge the obligations of IBRD for which the call is made.

(iv) $26,435 million of IBRD's capital is to be called only when required to meet obligations of IBRD for funds borrowed or on loans guaranteed by it, pursuant to resolutions of IBRD's Board of Governors (though such conditions are not required by the Articles). Of this amount, 10% would be payable in gold or U.S. dollars and 90% in the national currencies of the subscribing members. While these resolutions are not legally binding on future Boards of Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD's callable capital. Any calls on unpaid subscriptions are required to be uniform, but the obligations of the members of IBRD to make payment on such calls are independent of each other. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right and is bound to make further calls until the amounts received are sufficient to meet such obligations. However, no member may be required on any such call or calls to pay more than the unpaid balance of its capital subscription.

At June 30, 2003, $103,604 million (58.2%) of the uncalled capital was callable from the member countries of IBRD that are also members of the Development Assistance Committee (DAC) of the Organization for Economic Cooperation and Development (OECD). This amount slightly exceeded IBRD's outstanding borrowings including swaps at June 30, 2003. TABLE 11 sets out the capital subscriptions of those countries and the callable amounts.


TABLE 11: CAPITAL SUBSCRIPTIONS OF DAC MEMBERS OF OECD COUNTRIES

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                     TOTAL CAPITAL      UNCALLED PORTION
MEMBER COUNTRY (a)                   SUBSCRIPTION        OF SUBSCRIPTION
-----------------------------      ----------------     ----------------

United States                      $         31,965     $         29,966
Japan                                        15,321               14,377
Germany                                       8,734                8,191
France                                        8,372                7,851
United Kingdom                                8,372                7,832
Canada                                        5,404                5,069
Italy                                         5,404                5,069
Netherlands                                   4,283                4,018
Belgium                                       3,496                3,281
Spain                                         3,377                3,171
Switzerland                                   3,210                3,012
Australia                                     2,951                2,770
Sweden                                        1,806                1,696
Denmark                                       1,623                1,525
Austria                                       1,335                1,254
Norway                                        1,204                1,132
Finland                                       1,033                  971
New Zealand                                     873                  821
Portugal                                        659                  620
Ireland                                         636                  599
Greece                                          203                  189
Luxembourg                                      199                  190
                                   ----------------     ----------------
   TOTAL                           $        110,460     $        103,604
                                   ================     ================

--------------------------------------------------------------------------------
a. SEE DETAILS REGARDING THE CAPITAL SUBSCRIPTIONS OF ALL MEMBERS OF IBRD AT JUNE 30, 2003 IN FINANCIAL STATEMENTS-STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER.

The United States is IBRD's largest shareholder. Under the Bretton Woods Agreements Act, the Par Value Modification Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay up to $7,663 million of the uncalled portion of the subscription of the United States, if it were called by IBRD, without any requirement of further congressional action. The balance of the uncalled portion of the U.S subscription, $22,303 million, has been authorized by the U.S. Congress but not appropriated. Further action by the U.S. Congress would be required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the United States, notwithstanding that congressional appropriations have not been obtained with respect to certain portions of the subscription. For a further discussion of capital stock, restricted currencies, MAINTENANCE OF VALUE and membership refer to the Notes to Financial Statements--Notes A and B.

BORROWINGS

SOURCE OF FUNDING

IBRD diversifies its sources of funding by offering its securities to institutional and retail investors globally. Under its Articles, IBRD may borrow only with the approval of the member in whose markets the funds are raised and the member in whose currency the borrowing is denominated, and only if each such member agrees that the proceeds may be exchanged for the currency of any other member without restriction.

New medium- and long-term funding by currency for FY 2003, as compared to FY 2002, is shown in FIGURE 6 below.

FIGURE 6: NEW FUNDING BY CURRENCY(a)
(IN MILLIONS OF U.S DOLLARS EQUIVALENT)


                                     FY 2003
Euro                                                    $1,009 (5%)
Japanese Yen                                            $4,061 (22%)
Others                                                  $6,883 (37%)
U.S. Dollars                                            $6,845 (36%)



                                     FY 2002
Euro                                                    $1,112 (5%)
Japanese Yen                                            $5,756 (26%)
Others                                                  $1,315 (6%)
U.S. Dollars                                            $13,867 (63%)


a.   INCLUDES ONE-YEAR NOTES AND REPRESENTS NET PROCEEDS ON A TRADE DATE BASIS.


FUNDING OPERATIONS

In FY 2003, medium- and long-term debt raised directly in financial markets by IBRD amounted to $18,798 million compared to $22,050 million in FY 2002. TABLE 12 summarizes IBRD's funding operations for FY 2003 and FY 2002.

TABLE 12: FUNDING OPERATIONS INDICATORS

---------------------------------------------------------

                                   FY 2003     FY 2002
                                 ------------------------
Total Medium- and Long-term        $18,798     $22,050
Borrowings(a) (USD million)
Average Maturity(b) (years)            6.1         3.3
Number of Transactions                 403         472
Number of Currencies                     9          10

---------------------------------------------------------

a.   INCLUDES ONE-YEAR NOTES AND REPRESENTS NET PROCEEDS ON A TRADE DATE BASIS.
b.   AVERAGE MATURITY TO FIRST CALL DATE.


Funding raised in any given year is used for IBRD's general operations, including loan disbursements, refinancing of maturing debt and prefunding of future lending activities. The decrease in funding in FY 2003 was primarily attributable to lower borrowing requirements. All proceeds from new funding are initially invested in the liquid asset portfolio until they are required for IBRD's operations. Debt is allocated on a periodic basis to the different debt pools funding loans as necessary, in accordance with operating guidelines. In FY 2003, IBRD followed a strategy of selective bond issuance, composed of cost-effective private placements, public issues placed with large institutional investors, and public issues targeted to retail investors.

IBRD strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and to reduce exposure to refunding requirements in a particular year or to meet other operational needs. In response to market conditions, during FY 2003, IBRD repurchased or called $6,293 million of its outstanding borrowings (net of unamortized discounts, premiums, and issuance costs).

USE OF DERIVATIVES

IBRD enters into currency and interest rate swaps to convert U.S. dollar and non-U.S. dollar fixed-rate borrowings into U.S. dollar variable-rate funding for its loans. In FY 2003, all new funding was initially swapped into floating rate U.S. dollars, with conversion to other currencies or fixed-rate funding being carried out subsequently in accordance with funding requirements. FIGURES 7a and 7b illustrate the effect of swaps on both the interest rate structure and currency composition of the borrowings portfolio at June 30, 2003. Interest rate and currency swaps are also used for asset/liability management purposes to match the pool of liabilities as closely as possible to the interest rate and currency characteristics of liquid assets and loans. IBRD does not enter into derivatives for speculative purposes in the borrowings portfolio.

FIGURE 7a: EFFECT OF SWAPS ON INTEREST RATE STRUCTURES--JUNE 30, 2003
--------------------------------------------------------------------------------


     BORROWINGS EXCLUDING SWAPS                            BORROWINGS INCLUDING SWAPS
Fixed                        84%                        Fixed                      34%
Floating                     16%                        Floating                   66%


FIGURE 7b: EFFECT OF SWAPS ON CURRENCY COMPOSITION--JUNE 30, 2003
--------------------------------------------------------------------------------


     BORROWINGS EXCLUDING SWAPS                            BORROWINGS INCLUDING SWAPS
Euro                         16%                        Euro                       10%
Japanese Yen                 14%                        Japanese Yen               5%
Others                       20%                        Others                     1%
U.S. Dollars                 50%                        U.S. Dollars               84%


--------------------------------------------------------------------------------
A more detailed analysis of borrowings outstanding is provided in the Notes to Financial Statements-Note E.


6. FINANCIAL RISK MANAGEMENT

IBRD assumes various kinds of risk in the process of providing development banking services. Its activities can give rise to four major types of financial risk: credit risk; market risk (interest rate and exchange rate); liquidity risk; and operational risk. The major inherent risk to IBRD is country credit risk, or loan portfolio risk.

GOVERNANCE STRUCTURE

The risk management governance structure includes a Risk Management Secretariat supporting the Management Committee in its oversight function. The Risk Management Secretariat was established in FY 2002 to support the Management Committee, particularly in the coordination of different aspects of risk management, and in connection with risks that cut across functional areas.

For financial risk management, there is an Asset/ Liability Management Committee chaired by the Chief Financial Officer. The Asset/Liability Management Committee makes recommendations in the areas of financial policy, the adequacy and allocation of risk capital, and oversight of financial reporting. Two subcommittees that report to the Asset/Liability Management Committee are the Market Risk and Currency Management Subcommittee and the Credit Risk Subcommittee.

The Market Risk and Currency Management Subcommittee develops and monitors the policies under which market and commercial credit risks faced by IBRD are measured, reported and managed. The subcommittee also monitors compliance with policies governing commercial credit exposure and currency management. Specific areas of activity include establishing guidelines for limiting balance sheet and market risks, the use of derivative instruments, setting investment guidelines, and monitoring matches between assets and their funding. The Credit Risk Subcommittee monitors the measurement and reporting of country credit risk and reviews the impact on the provision for losses on loans and guarantees of any changes in risk ratings of borrowing member countries or movements between the accrual and nonaccrual portfolios.

Country credit risk, the primary risk faced by IBRD, is identified, measured and monitored by the Country Credit Risk Department, led by the Chief Credit Officer. This unit is independent from IBRD's business units. In addition to continuously reviewing the creditworthiness of IBRD borrowers, this department is responsible for assessing loan portfolio risk, determining the adequacy of provisions for losses on loans and guarantees, and monitoring borrowers that are vulnerable to crises in the near term. The Chief Credit Officer reports to the Vice President of Strategy, Finance, and Risk Management who is a member of the Operations Committee, which reviews IBRD's Country Assistance Strategies and selected planned adjustment loans.

Market risks, liquidity risks and counterparty credit risks in IBRD's financial operations are identified, measured and monitored by the Corporate Finance Department, which is independent from IBRD's business units. The Corporate Finance Department works with IBRD's financial managers, who are responsible for the day-to-day management of these risks, to establish and document processes that facilitate, control and monitor risk. These processes are built on a foundation of initial identification and measurement of risks by each of the business units. Under the direction of the Asset/Liability Management Committee, policies and procedures for measuring and managing such risks are formulated, approved and communicated throughout IBRD. Senior managers represented on the Committee are responsible for maintaining sound credit assessments, addressing transaction and product risk issues, providing an independent review function and monitoring the loans, investments and borrowings portfolios.

Primary responsibility for the management of operational risk resides with each of IBRD's managers. These individuals are responsible for establishing, maintaining and monitoring appropriate internal control procedures in their respective areas.

The processes and procedures by which IBRD manages its risk profile continually evolve as its activities change in response to market, credit, product, and other developments. The Executive Directors, particularly the Audit Committee members, periodically review trends in IBRD's risk profiles and performance, as well as any significant developments in risk management policies and controls.

MANAGING RISK-BEARING CAPACITY

IBRD assesses its risk-bearing capacity using a variety of metrics, including a stress test and an EQUITY-TO-LOANS RATIO, to measure its income generating capacity and capital adequacy.

The stress test measures the level of loan growth which could be supported by IBRD in the wake of a significant credit shock, without further deterioration in IBRD's capital position. The nonaccrual event used in the stress test is an estimate of the amount of the loan portfolio that could enter nonaccrual status (payment arrears in excess of six months) in the next three years at a 95% confidence level.

Credit risk is measured in terms of both probable and potential losses from protracted payments arrears. Probable losses are covered by IBRD's accumulated provision for losses on loans and guarantees, and potential losses are covered by income-generating capacity and equity.

IBRD's equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and exchange rates. Therefore, IBRD uses the EQUITY-TO-LOANS RATIO (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and exchange rates. One of IBRD's financial risk management objectives is to seek to protect the EQUITY-TO-LOANS RATIO from movements arising from market risks. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from exchange rate movements.

As presented in FIGURE 5 in Section 5, Funding Resources, IBRD has maintained a relatively stable EQUITY-TO-LOANS RATIO on both the current value and reported basis.

CREDIT RISK

COUNTRY CREDIT RISK

Country credit risk is the risk of loss due to a country not meeting its contractual obligations. IBRD's Credit Risk Department continuously reviews the creditworthiness of its borrowing member countries. These reviews are taken into account in determining IBRD's overall country programs and lending operations, used to estimate the appropriate level of provisions for losses on loans and guarantees, and used to assess the adequacy of IBRD's income-generating capacity and risk-bearing capital. In keeping with standard practice, probable losses inherent in the portfolio due to country credit risk are covered by the accumulated provision for losses on loans and guarantees, while potential losses due to country credit risk are covered by income-generating capacity and risk-bearing capital.

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD and is carefully managed, in part, through a single borrower exposure limit. According to an approach approved by the Executive Directors in 1997, the single borrower exposure limit is set at the lower of an equitable access limit and a concentration risk limit. The equitable access limit is equal to 10% of IBRD's subscribed capital, reserves and unallocated surplus, and the concentration limit is estimated by stress testing IBRD's income-generating capacity and risk-bearing capital (taking into account not only current exposure - loans outstanding plus the present value of guarantees - but also projected exposure over the ensuing three- to five-year period). The single borrower exposure limit is determined by the Executive Directors each year at the time they consider IBRD's reserves adequacy and the allocation of its net income from the preceding fiscal year. For FY 2004, the concentration risk limit is $13.5 billion, unchanged from FY 2003. The equitable access limit is $21.3 billion. As depicted in FIGURE 8, IBRD's largest exposure (including the present value of guarantees) to a single borrowing country was $11.0 billion at June 30, 2003.

Since the current exposure data presented are at a point in time, evaluating these exposures relative to the limit requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

In FY 2003, IBRD's Executive Directors approved a policy that, under certain circumstances, would allow IBRD to continue lending to borrowers that had reached the concentration risk limit. Under this policy, borrowers may exceed this limit provided they have entered into an arrangement designed to insulate IBRD from possible cash flow losses resulting from exposure in excess of the concentration risk limit. Application of this policy would therefore not increase IBRD's net exposure to a borrower. Any such arrangement that would permit the gross exposure to a borrower to exceed the concentration risk limit would need to be approved in advance by IBRD's Executive Directors. During FY 2003, IBRD entered into the first such arrangement with one borrower, China. As of June 30, 2003, China had not exceeded the concentration risk limit.

FIGURE 8:
TOP EIGHT COUNTRY EXPOSURES AT JUNE 30, 2003
(IN BILLIONS OF U.S.DOLLARS)



                         [GRAPH - PLOT POINTS TO COME]



OVERDUE AND NON-PERFORMING LOANS

It is IBRD's policy that if a payment of principal, interest or other charges on an IBRD loan or IDA credit becomes 30 days overdue, no new loans to that member country, or to any other borrower in that country, will be presented to the Executive Directors for approval, nor will any previously approved loan be signed, until payment for all amounts 30 days overdue or longer has been received. In addition, if such payment becomes 60 days overdue, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. Where the member country is not the borrower, the time period for suspension of the approval and signing of new loans to or guaranteed by the member country is 45 days and the time period for suspension of disbursements is 60 days. It is the policy of IBRD to place all loans made to or guaranteed by a member of IBRD in nonaccrual status, if principal, interest or other charges on any such loan are overdue by more than six months, unless IBRD determines that the overdue amount will be collected in the immediate future. See Notes to Financial Statements--Note D for a summary of countries with loans or guarantees in nonaccrual status at June 30, 2003.

IBRD maintains an accumulated provision for losses on loans and guarantees to recognize the probable losses inherent in both the accrual and nonaccrual portfolios. The methodology for determining the accumulated provision for losses on loans and guarantees is discussed in Section 7, Critical Accounting Policies.

In 1991, the Executive Directors adopted a policy to assist members with protracted arrears to IBRD to mobilize sufficient resources to clear their arrears and to support a sustainable growth-oriented adjustment program over the medium term. Under this policy, IBRD will develop a lending strategy and will process loans, but not sign or disburse such loans, during a pre-clearance performance period with respect to members that: (a) agree to and implement a medium-term, growth-oriented structural adjustment program endorsed by IBRD; (b) undertake a stabilization program, if necessary, endorsed, or financially supported, by the International Monetary Fund; (c) agree to a financing plan to clear all arrears to IBRD and other multilateral creditors in the context of a medium-term structural adjustment program; and (d) make debt-service payments as they fall due on IBRD loans during the performance period. The signing, effectiveness and disbursement of such loans will not take place until the member's arrears to IBRD have been fully cleared.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. However, during FY 1996 and FY 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro (SAM), formerly the Federal Republic of Yugoslavia, based on criteria approved by the Executive Directors in connection with the financial assistance package for Bosnia and Herzegovina in 1996. These criteria limited eligibility for such treatment to a country: that has emerged from a current or former member of IBRD; that is assuming responsibility for a share of the debt of such member; that because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and for which a rescheduling/ refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

The accumulated arrears on loans to the former Socialist Federal Republic of Yugoslavia (SFRY), for which BiH and SAM undertook responsibility, were cleared through new consolidation loans extended by IBRD in FY 1996 and FY 2002, respectively. These new loans included the loan principal outstanding assumed, respectively, by BiH and SAM as part of their conditions for succession to membership of the former SFRY, as well as all unpaid interest and charges related to the former SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which was presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD's allowance for losses on loans and guarantees covers probable credit losses from protracted arrears. The Credit Risk Subcommittee reviews the allowance for losses on loans and guarantees at least quarterly and, if necessary, adjustments are made to the provision.

During FY 2003, IBRD determined that the offset to loans outstanding related to BiH and SAM, that was initially classified as Deferred Loan Income, should be reclassified to Accumulated Provision for Loan Losses to better reflect the nature of these amounts. Following the reclassification, the required provisions for these countries were reassessed, and resulted in a positive effect on income of $591 million. See the Notes to Financial Statements--Note D for additional information.

Overall, the accumulated provision for losses on loans and guarantees decreased during FY 2003. This decrease was primarily due to a net improvement in borrowers' risk ratings; negative NET DISBURSEMENTS on loans, including $7 billion of prepayments, which reduced loans outstanding; and the reclassification of deferred income on loans to BiH and SAM and subsequent reassessment of the required provision, as discussed above.

COMMERCIAL CREDIT RISK

Commercial credit risk is the risk of loss due to a counterparty not honoring its contractual obligations.

IBRD's commercial credit risk is concentrated in investments in debt instruments issued by sovereign governments, agencies, banks and corporate entities. The majority of these investments are in AAA and AA rated instruments.

In the normal course of its business, IBRD utilizes various derivatives and foreign exchange financial instruments to meet the financial needs of its borrowers, to generate income through its investment activities and to manage its exposure to fluctuations in interest and currency rates.

Derivative and foreign exchange transactions involve credit risk. The effective management of credit risk is vital to the success of IBRD's funding, investment and asset/liability management activities. The monitoring and managing of these risks is a continuous process due to changing market environments.

IBRD controls the credit risk arising from derivatives and foreign exchange transactions through its credit approval process, the use of collateral agreements and risk limits, and monitoring procedures. The credit approval process involves evaluating counterparty creditworthiness, assigning credit limits and determining the risk profile of specific transactions. Credit limits are calculated and monitored on the basis of potential exposures taking into consideration current market values, estimates of potential future movements in those values and collateral agreements with counterparties. If there is a collateral agreement with the counterparty to reduce credit risk, then the amount of collateral obtained is based on the credit rating of the counterparty. Collateral held includes cash and government securities.

IBRD treats the credit risk exposure as the replacement cost of the derivative or foreign exchange product. This is also referred to as replacement risk or the mark-to-market exposure amount. While contractual principal amount is the most commonly used volume measure in the derivative and foreign exchange markets, it is not a measure of credit or market risk.

Mark-to-market exposure is a measure, at a point in time, of the value of a derivative or foreign exchange contract in the open market. When the mark-to-market is positive, it indicates the counterparty owes IBRD and, therefore, creates an exposure for IBRD. When the mark-to-market is negative, IBRD owes the counterparty and does not have replacement risk.

When IBRD has more than one transaction outstanding with a counterparty, and the parties have entered into a master derivatives agreement which contains legally enforceable close-out netting provisions, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then IBRD's exposure to the counterparty is considered to be zero. For the contractual value, notional amounts and related credit risk exposure amounts by instrument, see the Notes to Financial Statements--Note G.

TABLE 13 provides details of IBRD's estimated credit exposure on its investments and swaps, net of collateral held, by counterparty rating category.

The increase in the proportion of AA rated investments, compared to the prior year, is mainly due to the increase in deposits with commercial banks. After the effects of netting arrangements, the credit exposure from swaps increased from $1,534 million at June 30, 2002 to $6,599 million at June 30, 2003. The swap credit exposure of $6,599 million is offset by collateral of $4,941 million, which results in a total net swap exposure of $1,658 million.

MARKET RISK

IBRD faces risks which result from market movements, primarily interest and exchange rates. In comparison to country credit risk, IBRD's exposure to market risks is small. IBRD has an integrated asset/liability management framework to flexibly assess and hedge market risks associated with the characteristics of the products in IBRD's portfolios.

TABLE 13: CREDIT EXPOSURE BY COUNTERPARTY RATING

In millions of U.S. dollars

                                        AT JUNE 30, 2003                          AT JUNE 30, 2002         AT JUNE 30, 2001
               ------------------------------------------------------------  ------------------------ -------------------------
                    INVESTMENTS
               ---------------------
                            AGENCIES,      NET      TOTAL EXPOSURE           TOTAL EXPOSURE           TOTAL EXPOSURE
COUNTERPARTY                 BANKS &       SWAP     ON INVESTMENTS   % OF    ON INVESTMENTS    % OF    ON INVESTMENTS    % OF
RATING        SOVEREIGNS   CORPORATES    EXPOSURE     AND SWAPS      TOTAL     AND SWAPS       TOTAL     AND SWAPS      TOTAL
------------   --------     --------     --------     --------     --------     --------     --------     --------     --------

AAA            $    273     $ 10,147     $    529     $ 10,949           39     $ 11,217           47     $  9,225           39
AA                  842       10,838          969       12,649           46        9,253           38       13,527           56
A                 1,132        2,939          160        4,231           15        3,537           15        1,169            5
               --------     --------     --------     --------     --------     --------     --------     --------     --------
Total          $  2,247     $ 23,924     $  1,658     $ 27,829          100     $ 24,007          100     $ 23,921          100
               ========     ========     ========     ========     ========     ========     ========     ========     ========

ASSET/LIABILITY MANAGEMENT

The objective of asset/liability management for IBRD is to ensure adequate funding for each product at the most attractive available cost, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The current value information is used in the asset/liability management process.

USE OF DERIVATIVES

As part of its asset/liability management process, IBRD employs derivatives to manage and align the characteristics of its assets and liabilities. IBRD uses derivative instruments to adjust the interest rate repricing characteristics of specific balance sheet assets and liabilities, or groups of assets and liabilities with similar repricing characteristics, and to modify the currency composition of net assets and liabilities.

TABLE 14 details the current value information of each loan product, the liquid asset portfolio, and the debt allocated to fund these assets.

TABLE 14: FINANCIAL INSTRUMENT PORTFOLIOS

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                 AT JUNE 30, 2003                     AT JUNE 30, 2002
                                     -----------------------------------     ---------------------------------
                                                                 CURRENT                               CURRENT
                                      CARRYING    CONTRACTUAL     VALUE      CARRYING    CONTRACTUAL    VALUE
                                        VALUE        YIELD        MARK         VALUE        YIELD        MARK
                                       --------    --------     --------     --------     --------     --------

LOANS(a)                               $116,240        4.09%    $  6,353     $121,589         5.06%    $  4,865
   Variable-Rate Multicurrency Pool
      Loans                              22,728        4.62        2,447       28,076         5.03        1,766
   Single Currency Pool Loans(b)         20,490        6.95        1,682       25,585         8.12        1,987
   Variable-Spread Loans(c)              36,424        1.62           44       33,031         2.44           54
   Fixed-Rate Single Currency Loans      15,315        6.45        1,756       15,873         6.59          969
   Special Structural and
      Sector Adjustment Loans(d)          8,454        3.33            8       11,505         4.22           15
   Fixed-Spread Loans                    12,414        3.18          401        7,017         4.00           57
   Other Fixed Rate Loans                   415        7.92           15          502         7.86           17
LIQUID ASSET PORTFOLIO(e, f)           $ 26,423        1.35%                 $ 24,886         2.11%
BORROWINGS (INCLUDING SWAPS)(e)        $107,845        2.75%    $  4,946     $114,261         3.61%    $  3,499
   Variable-Rate Multicurrency
      Pools                              13,615        3.96        2,624       17,875         4.09        1,780
   Single Currency Pools                 12,857        5.68        1,046       16,996         7.03        1,260
   Variable-Spread                       25,151        1.05         (186)      22,106         1.96         (229)
   Fixed-Rate Single Currency            12,400        6.13        1,451       13,727         5.83          774
   Special Structural and Sector
      Adjustment                          8,012        1.04          (22)      11,916         1.79          (74)
   Fixed-Spread                           7,146        2.61          133        5,055         3.13          (85)
   Other Debt(g)                         28,664        1.42         (100)      26,586         2.27           73

--------------------------------------------------------------------------------

a.   CONTRACTUAL YIELD IS PRESENTED BEFORE THE APPLICATION OF INTEREST WAIVERS.
b. EXCLUDES FIXED-RATE SINGLE CURRENCY POOL LOANS, WHICH HAVE BEEN CLASSIFIED IN OTHER FIXED-RATE LOANS.
c. INCLUDES FIXED-RATE SINGLE CURRENCY LOANS FOR WHICH THE RATE HAD NOT YET BEEN FIXED AT FISCAL YEAR-END.
d.   INCLUDES LOANS WITH NON-STANDARD TERMS.
e. CARRYING AMOUNTS AND CONTRACTUAL YIELDS ARE ON A BASIS WHICH INCLUDES ACCRUED INTEREST AND ANY UNAMORTIZED AMOUNTS, BUT DOES NOT INCLUDE THE EFFECTS OF APPLYING FAS 133.
f. THE LIQUID ASSET PORTFOLIO IS CARRIED AND REPORTED AT MARKET VALUE AND EXCLUDES INVESTMENT ASSETS ASSOCIATED WITH CERTAIN OTHER POSTEMPLOYMENT BENEFITS.
g.   INCLUDES AMOUNTS NOT YET ALLOCATED AT JUNE 30, 2003 AND JUNE 30, 2002.

INTEREST RATE RISK

There are two main sources of potential interest rate risk to IBRD. The first is the interest rate sensitivity associated with the net spread between the rate IBRD earns on its assets and the cost of borrowings, which fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of IBRD assets with equity. In general, lower nominal interest rates result in lower lending rates which, in turn, reduce the nominal earnings on IBRD's equity. In addition, as the loan portfolio shifts from pool loans to LIBOR based loans, the sensitivity of IBRD's income to changes in market interest rates will increase.

The borrowing cost pass-through formulation incorporated in the lending rates charged on most of IBRD's existing loans has traditionally helped limit the interest rate sensitivity of the net spread earnings on its loan portfolio. Such cost pass-through loans currently account for approximately 69% of the existing outstanding loan portfolio (71% at the end of FY 2002). All cost pass-through loans, including single currency and multicurrency pool loans as well as variable-spread loans, pose some residual interest rate risk, given the lag inherent in the lending rate calculation. Since pool loan terms are no longer available for new commitments, this risk will diminish as the existing loans mature.

Another potential risk arises because the cost pass-through currency pool products have traditionally been funded with a large share of medium- and long-term fixed-rate debt, to provide the borrowers with a reasonably stable interest basis. Given that the cumulative impact of interest rate changes over time has resulted in a decline in the level of interest rates, the cost of these historical fixed-rate borrowings in the multicurrency pool and the single currency pools is currently considerably higher than IBRD's new borrowing costs. The amount of debt allocated to the multicurrency debt pool will exceed the balance of the multicurrency loan pool after FY 2009. The debt which funds these loans has maturities that extend beyond those of the loans and presents a risk of loss to IBRD because this debt carries fixed interest rates.

Over-funding reaches a maximum of approximately $5.8 billion in FY 2016. Strategies for managing this risk include changing the rate fixity of the over-funded portion of the debt from fixed to floating rates beyond 2009 through the use of FORWARD STARTING SWAPS. IBRD began executing these swaps in FY 2000 and to date has paid $165 million. IBRD expects these forward starting swaps to continue to be transacted in a phased manner. The present value of the remaining over-funded portion of the above market debt is approximately $424 million as of June 30, 2003.

Interest rate risk on non-cost pass-through products, which currently account for 31% of the existing loan portfolio (29% at the end of FY 2002), is managed by using INTEREST RATE SWAPS to closely align the rate sensitivity characteristics of the loan portfolio with those of their underlying funding. As the portfolio of fixed-spread loans increases, the proportion of non-cost pass-though products will grow. The interest rate risk on IBRD's liquid portfolio is managed within specified duration-mismatch limits and is further limited by stop-loss limits.

Interest rate risk also arises from a variety of other factors, including differences in the timing between the contractual maturity or repricing of IBRD's assets, liabilities and derivative financial instruments. On floating rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its floating rate receivables and payables. To mitigate its exposure to these timing mismatches, IBRD has developed a framework to analyze and assess the mismatch risk and, during FY 2002, IBRD executed some overlay interest rate swaps to reduce this mismatch risk.

EXCHANGE RATE RISK

In order to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after swap activities) with assets in the same currency, as prescribed by the Articles. In addition, IBRD's policy is to minimize the exchange rate sensitivity of its EQUITY-TO-LOANS RATIO. It carries out this policy by undertaking currency conversions periodically to align the currency composition of its equity to that of its outstanding loans. This policy is designed to minimize the impact of market rate fluctuations on the EQUITY-TO-LOANS RATIO, thereby preserving IBRD's ability to better absorb potential losses from arrears regardless of the market environment.

FIGURE 9 presents the currency composition of significant balance sheet components (net of swaps) at the end of FY 2003 and FY 2002.

LIQUIDITY RISK

Liquidity risk arises from the general funding needs of IBRD's activities and in the management of its assets and liabilities. For a discussion on how liquidity is managed, please refer to Section 4-- Liquidity Management.

FIGURE 9: RELATIVE CURRENCY COMPOSITION OF SIGNIFICANT BALANCE SHEET COMPONENTS

AT JUNE 30, 2003



                         [GRAPH - PLOT POINTS TO COME]



AT JUNE 30, 2002



                         [GRAPH - PLOT POINTS TO COME]

OPERATIONAL RISK

Operational risk is the potential for loss resulting from inadequate or failed internal processes or systems, human factors, or external events, and includes business disruption and system failure, transaction processing failures and failures in execution of legal, fiduciary and agency responsibilities. IBRD, like all financial institutions, is exposed to many types of operational risks.

IBRD attempts to mitigate operational risk by maintaining a system of internal controls that is designed to keep that risk at appropriate levels in view of the financial strength of IBRD and the characteristics of the activities and markets in which IBRD operates.

Since 1996, IBRD has used a COSO(a)-based integrated internal control framework. IBRD's approach to operational risk management continues to evolve each year as IBRD seeks to adopt best practice. IBRD uses several tools to monitor and control operational risk. These tools include self-assessment workshops, business process reviews in the finance, treasury and accounting areas, annual cascading internal representation letters from business unit managers, and compliance reviews. These tools are used to assist business units in identifying key operational risks and assessing the degree to which they mitigate these risks and maintain appropriate controls. Action plans are developed for issues identified. In addition, these action plans and the risks they are intended to address are evaluated on an annual basis by an internal panel. The panel evaluates and categorizes the risks to determine if they pose a threat to management's ability to make a positive assertion on the adequacy of internal controls surrounding IBRD's external financial reporting.

----------
a. In 1992, the Committee of Sponsoring Organizations of the Treadway Commission (COSO) issued its INTERNAL CONTROL-INTEGRATED FRAMEWORK, which provided a common definition of internal control and guidance on judging its effectiveness.

The results of the work undertaken to evaluate the effectiveness of internal controls over financial reporting are reported to the Audit Committee through an annual report.

IBRD has obtained an attestation report from its external auditors that IBRD's assertion that, as of June 30 of each fiscal year, its system of internal control over its external financial reporting has met the criteria for effective internal control over external financial reporting as described in COSO, is fairly stated in all material respects.

During FY 2004, IBRD plans to further enhance its operational risk management practices by moving towards an approach that emphasizes active management of operational risk for its finance activities. The objective of this effort is to supplement the traditional control-based approach to operational risk with risk measures, tools and disciplines that are risk specific and consistently applied.


7. CRITICAL ACCOUNTING POLICIES

The Notes to IBRD's financial statements contain a summary of IBRD's significant accounting policies. The following is a description of those accounting policies which involve significant management judgments that are difficult, complex or subjective and relate to matters that are inherently uncertain.

PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD's accumulated provision for losses on loans and guarantees reflects probable losses in its nonaccrual and accrual portfolios. Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default.

Judgments on borrowers' expected default frequencies and severities of losses given default are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Actual losses may differ from expected losses due to unforeseen changes in any of the factors that affect borrowers' creditworthiness.

The accumulated provision for loan losses is separately reported in the balance sheet as a deduction from IBRD's total loans. The accumulated provision for losses on guarantees is included in other liabilities. Increases or decreases in the accumulated provision for losses on loans and guarantees are reported in the Statement of Income as provision for losses on loans and guarantees.

Additional information on IBRD's provisioning policy and the status of nonaccrual loans can be found in the Notes to Financial Statements--Notes A and D.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Under the current value basis of reporting, IBRD carries all of its financial assets and liabilities at estimated values. Under the reported basis, IBRD carries its investments and derivatives, as defined by FAS 133, on a fair value basis. These derivatives include certain features in debt instruments that, for accounting purposes, are separately valued and accounted for as either assets or liabilities. When possible, fair value is determined by quoted market prices. If quoted market prices are not available, then fair value is based on discounted cash flow models using market estimates of cash flows and discount rates.

All the financial models used for input to IBRD's financial statements are subject to both internal and external verification and review by qualified personnel. These models use market sourced inputs, such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgment. Imprecision in estimating these factors, and changes in assumptions, can impact net income and IBRD's financial position as reported in the balance sheet.

IBRD believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters; ensuring that valuation models are reviewed and validated both internally and externally; and applying its approach consistently from period to period.


8. RESULTS OF OPERATIONS

To a large extent, the change in IBRD's net income was due to changes in the credit standing of borrowing countries and the interest rate environment.

INTEREST RATE ENVIRONMENT

During FY 2003, interest rates for most currencies were significantly lower than those in FY 2002. In addition, interest rates declined in both years. The U.S. dollar short-term interest rates (six-month LIBOR) depicted in FIGURE 10 illustrate these trends.

FIGURE 10: LIBOR INTEREST RATES - U.S. DOLLAR



                         [GRAPH - PLOT POINTS TO COME]



OPERATING INCOME

IBRD's operating income can be seen as broadly comprising a spread on earning assets, plus the contribution of equity, less provisions for loan losses and administrative expenses. TABLE 15 shows a breakdown of income, net of funding costs.



TABLE 15: NET INCOME


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                       FY 2003      FY 2002      FY 2001
                                                       --------     --------     --------
Loan interest income, net of funding costs
     Debt funded                                       $    936     $    848     $    509
     Equity funded                                        1,483        1,714        1,871
                                                       --------     --------     --------
   Total loan interest income, net of funding costs       2,419        2,562        2,380
Other loan income                                           111           98           11
Provision for losses on loans and guarantees              1,300           15         (676)
Investment income, net of funding costs                      36           32          140
Net noninterest expense                                    (845)        (783)        (711)
                                                       --------     --------     --------
OPERATING INCOME                                          3,021        1,924        1,144
   Effects of applying FAS 133                            2,323          854          345
                                                       --------     --------     --------
NET INCOME--REPORTED BASIS                             $  5,344     $  2,778     $  1,489
                                                       ========     ========     ========

FY 2003 VERSUS FY 2002

FY 2003 operating income was $3,021 million, $1,097 million higher than for FY 2002. The main reason for the increase in operating income was a reduction in the accumulated provision for losses on loans and guarantees.

During FY 2003, provisioning requirements were reduced by $709 million due to a net improvement in borrowers' risk ratings, and negative net disbursements, including $6,972 million of loan prepayments.

In addition, as discussed previously in Section 6, Financial Risk Management - Country Credit Risk, in FY 2003, IBRD reclassified an amount related to loans to the former SFRY, for which BiH and SAM undertook responsibility, from Deferred Loan Income to Accumulated Provision for Loan Losses to better reflect its nature. Subsequent to this reclassification, the provisioning requirements for these countries were reassessed, resulting in an additional $591 million being taken into income.

During FY 2002, provisioning requirements were reduced by $15 million as credit improvements in the nonaccrual portfolio were offset by a net deterioration in the credit quality of the accrual portfolio.

FY 2002 VERSUS FY 2001

FY 2002 operating income was $1,924 million, $780 million higher than in FY 2001. The majority of this increase was due to a reduction in the provision for loan loss expense of $691 million, as arrears clearances from borrowers in the nonaccrual portfolio more than offset a further deterioration in the credit quality of the accrual portfolio.


NET INTEREST INCOME

FY 2003 VERSUS FY 2002

Loan interest income, net of funding costs, decreased by $143 million due primarily to lower returns on the equity funded component of loans, and lower average loan balances, offset partially by the interest rate repricing lag inherent in the cost pass-through loans in a falling interest rate environment. Interest income was also affected by an increase in prepayment premiums.

FY 2002 VERSUS FY 2001

o Loan interest income, net of funding costs, increased $182 million due primarily to the interest rate repricing lag inherent in the cost pass-through loans, and the decrease in the waiver rate on old loans.

o Investment income net of funding costs decreased by $108 million in FY 2002 due primarily to changes in U.S. dollar short-term interest rates.

o Other loan income increased by $87 million due primarily to the interest income on loans to three countries which were restored to accrual status in FY 2002.

NET NONINTEREST EXPENSE

The main components of net noninterest expense are presented in TABLE 16.

TABLE 16: NET NONINTEREST EXPENSE

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                           FY 2003       FY 2002       FY 2001
                                                          ---------     ---------     ---------
Gross Administrative Expenses
   Staff Costs                                            $     406     $     428     $     466
   Consultant Fees                                               78            86            62
   Operational Travel                                            86            91            77
   Pension and other postretirement benefits                     58            17             7
   Other Expenses                                               410           430           416
                                                          ---------     ---------     ---------
Total Gross Administrative Expenses                           1,038         1,052         1,028
Less: Contribution to Special Programs                          156           176           147
                                                          ---------     ---------     ---------
Total Net Administrative Expenses                               882           876           881
   Contribution to Special Programs                             156           176           147
   Service Fee Revenues                                        (178)         (155)         (146)
   Income from Staff Retirement Plan and other post
      retirement benefit plans                                   --           (93)         (155)
   Net Other Income                                             (15)          (21)          (16)
                                                          ---------     ---------     ---------
     Total Net Noninterest Expense                        $     845     $     783     $     711
                                                          =========     =========     =========

--------------------------------------------------------------------------------

FY 2003 VERSUS FY 2002

Net noninterest expense increased by $62 million primarily due to a $134 million increase in pension and other postretirement benefit costs. This was offset by a $55 million decrease in other administrative expenses and a $23 million increase in service fee revenues. The increase in pension and other postretirement benefit costs was primarily due to changes in the underlying actuarial assumptions and a decrease in the value of the pension assets during FY 2002. See Notes to Financial Statements-- Note K.

FY 2002 VERSUS FY 2001

Net noninterest expense increased by $72 million due primarily to a reduction in the actuarially determined amount of pension income in FY 2002. In addition, total gross administrative expenses were $24 million higher in FY 2002 than in FY 2001.

FAS 133 ADJUSTMENTS

As discussed earlier, IBRD has marked all derivative instruments, as defined by FAS 133, to market. IBRD generally uses derivatives to modify fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings as required. When IBRD borrows in currencies that are not needed for lending, it immediately swaps the borrowings into the needed currencies to take advantage of the arbitrage opportunities which may exist. During FY 2003, the effects of applying FAS 133 were $2,323 million compared to $854 million for FY 2002. This increase in the effects of applying FAS 133 was due primarily to a significant drop in the interest rates for certain currencies in FY 2003 as compared to FY 2002.

This decline in interest rates caused a significant increase in the value of the liability swaps. While economically this increase in the liability swaps has been offset by a corresponding increase in the value of the fixed rate borrowings, IBRD's application of FAS 133 requires that only derivative instruments be marked to market, For management reporting purposes, IBRD has disclosed the Current Value financial statements in TABLE 2 in Section 2. IBRD believes that these statements make fully evident the risk management strategy that IBRD employs.


9. GOVERNANCE

GENERAL GOVERNANCE

BOARD MEMBERSHIP

In accordance with its Articles of Agreement, members of IBRD's(a) Board of Executive Directors are appointed or elected by their member governments. These Executive Directors are neither officers nor staff of IBRD. James D. Wolfensohn, President, is the only management member of the Board of Executive Directors, serving as a non-voting member and as Chairman of the Board. The Executive Directors have established several Committees including:

o    Committee on Development Effectiveness

o    Audit Committee

o    Budget Committee

o    Personnel Committee

o    Committee on Governance and Administrative Matters

---------
a. For purposes of this section, references to IBRD are also applicable to IDA.

The Executive Directors and their Committees function in continuous session at the principal offices of IBRD, as business requires. Each Committee's terms of reference establishes its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Executive Directors in discharging its responsibilities.

AUDIT COMMITTEE

MEMBERSHIP

The Audit Committee consists of eight members of the Board of Executive Directors. Membership on the Committee is determined by the Board of Executive Directors, based upon nominations by the Chairman of the Board, following informal consultation with the Executive Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IBRD's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Generally, Committee members are appointed for a two year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any member of the Board who may wish to attend, and non-Committee members of the Board may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Executive Directors, with respect to discussions held in the Audit Committee.

KEY RESPONSIBILITIES

The Audit Committee is appointed by the Board to exercise, on its behalf, oversight and assessment of the effectiveness of financial policies and reporting, fiduciary controls, various aspects of financial, business, operating, and reputational risk, quality of earnings, and internal controls. In the execution of this role, the Committee discusses with management and the external auditors financial issues and policies which have an important bearing on the institution's financial position and risk-bearing capacity. It also reviews the internal audit work program with the Auditor General, and management. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and periodically reviews its terms of reference.

COMMUNICATIONS

The Audit Committee communicates regularly with the full Board through distribution of the following:

o    The minutes of its meetings.

o Reports of the Audit Committee prepared by the Chairman, which document discussions held. These Reports are distributed to the Executive Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IBRD.

o "Statement(s) of the Chairman" and statements issued by other members of the Committee.

o The Annual Report to the Board of Executive Directors, which provides an overview of the main issues addressed by the Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section.

EXECUTIVE SESSIONS

Members of the Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets in executive session with the external auditors at least once a year.

ACCESS TO RESOURCES AND TO MANAGEMENT

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Executive Directors have complete access to Management. The quarterly and annual financial statements are made available to the Committee for discussion prior to issuance. The Committee has the opportunity to meet with both management and the external auditors for bilateral discussions. The Committee then meets to discuss the financial statements with management and the external auditors.

CODE OF ETHICS

IBRD strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, IBRD has in place a Code of Professional Ethics-Living our Values. The Code applies to all staff (including managers, consultants, and temporary employees) worldwide.

This Code is available in nine languages on IBRD's website, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary actions. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with IBRD's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

o The Office of Ethics and Business Conduct provides leadership, management and oversight for IBRD's ethics infrastructure including the Ethics HelpLine, a consolidated conflicts of interest disclosure/resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

o The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption in IBRD-funded projects worldwide. The Department also investigates allegations of misconduct by

     IBRD staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in IBRD-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and IBRD staff with operational experience.

IBRD offers both an "Ethics HelpLine", as well as a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third party service offers numerous methods of communication in addition to a toll free hotline in countries where access to telecommunications may be limited. In addition there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through their website, as well as the postal service and telephone.

AUDITOR INDEPENDENCE

In February 2003, the Board of Executive Directors adopted a set of principles applicable to the appointment of the external auditor for IBRD. Key features of those principles include:

o An immediate prohibition of the external auditor from the provision of all non audit-related services.

o All audit-related services must be pre-approved on a case-by-case basis by the Board of Executive Directors, upon recommendation of the Audit Committee.

o    Mandatory rebidding of the external audit contract every five years.

o Prohibition of any firm serving as external auditors for more than two consecutive five-year terms.

o    Mandatory rotation of the senior partner after five years.

o An evaluation of the performance of the external auditor at the mid-point of the five year term.

IBRD's external auditor is commencing a new term of up to five years as of FY 2004, and will have served 11 years as auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. The service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Executive Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Members of the Audit Committee have independent access to the external auditor. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IBRD's auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards and International Standards on Auditing. In keeping with these standards, significant formal communications include:

o    Quarterly and annual financial statement reporting.

o    Annual appointment of the external auditors.

o    Presentation of the external audit plan.

o Presentation of control recommendations and discussion of the COSO attestation and report.

o    Presentation of a statement regarding independence.

10. RECONCILIATION OF PRIOR YEAR CURRENT VALUE FINANCIAL STATEMENTS TO REPORTED BASIS

IBRD's Condensed Current Value Balance Sheet at June 30, 2002 is presented, with a reconciliation to the reported basis, in TABLE 17 below. Similarly, IBRD's Condensed Current Value Comprehensive Statement of Income for the year ended June 30, 2002 is presented, with a reconciliation to the reported basis, in TABLE 18.

TABLE 17: CONDENSED CURRENT VALUE BALANCE SHEET AT JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                            JUNE 30, 2002
                                              ---------------------------------------------------------------------------
                                                 REPORTED         REVERSAL OF FAS      CURRENT VALUE          CURRENT
                                                   BASIS            133 EFFECTS         ADJUSTMENTS         VALUE BASIS
                                              ---------------     ---------------     ---------------     ---------------
Cash                                          $         1,083                                             $         1,083
Investments                                            26,076                                                      26,076
Loans Outstanding                                     121,589                                   4,865             126,454
Less Accumulated Provision for Loan Losses
   and Deferred Loan Income                            (5,442)                                                     (5,442)
Swaps Receivable
   Investments                                          9,940                                                       9,940
   Borrowings                                          66,052              (2,821)              2,821              66,052
   Other Asset/Liability                                  727                  (1)                  1                 727
   Other Assets                                         7,769                                    (473)              7,296
                                              ---------------     ---------------     ---------------     ---------------
   Total Assets                               $       227,794     $        (2,822)    $         7,214     $       232,186
                                              ===============     ===============     ===============     ===============
Borrowings                                    $       110,263     $          (354)    $         4,593     $       114,502
Swaps Payable
   Investments                                         10,827                                                      10,827
   Borrowings                                          66,994              (1,254)              1,254              66,994
   Other Asset/Liability                                  758                   1                  (1)                758
Other Liabilities                                       6,639                                                       6,639
                                              ---------------     ---------------     ---------------     ---------------
Total Liabilities                                     195,481              (1,607)              5,846             199,720
Paid in Capital Stock                                  11,476                                                      11,476
Retained Earnings and Other Equity                     20,837              (1,215)              1,368              20,990
                                              ---------------     ---------------     ---------------     ---------------
     Total Liabilities and Equity             $       227,794     $        (2,822)    $         7,214     $       232,186
                                              ===============     ===============     ===============     ===============

--------------------------------------------------------------------------------



TABLE 18: CONDENSED CURRENT VALUE COMPREHENSIVE STATEMENT OF INCOME FOR THE YEAR ENDED JUNE 30, 2002

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                         FY 2002
                                                -------------------------------------------------------
                                                    REPORTED        ADJUSTMENTS TO       CURRENT VALUE
                                                      BASIS          CURRENT VALUE    COMPREHENSIVE BASIS
                                                ---------------     ---------------     ---------------
Income from Loans                               $         6,861                         $         6,861
Income from Investments, net                                734     $            48                 782
Other Income                                                277                                     277
                                                ---------------     ---------------     ---------------
     Total Income                                         7,872                  48               7,920
                                                ---------------     ---------------     ---------------

Borrowing Expenses                                        4,903                                   4,903
Administrative Expenses                                   1,052                                   1,052
Provision for Losses on Loans and Guarantees                (15)                 15                  --
Other Expenses                                                8                                       8
                                                ---------------     ---------------     ---------------
     Total Expense                                        5,948                  15               5,963
                                                ---------------     ---------------     ---------------
Operating Income                                          1,924                  33               1,957
Current Value Adjustments                                                       881                 881
Provision for Losses on Loans and
   Guarantees--Current Value                                                     15                  15
Effects of applying FAS 133                                 854                (854)                 --
                                                ---------------     ---------------     ---------------
Net Income                                      $         2,778     $            75     $         2,853
                                                ===============     ===============     ===============

--------------------------------------------------------------------------------

GLOSSARY OF TERMS

ASSET-BACKED SECURITIES: Asset-backed securities are instruments whose cash flow is based on the cash flows of a pool of underlying assets managed by a trust.

CROSS-CURRENCY INTEREST RATE SWAPS: Cross-currency interest rate swaps are currency swaps where one set of cash flows reflects a fixed rate of interest and the other reflects a floating rate of interest.

CURRENCY SWAPS: Currency swaps are agreements between two parties to exchange cash flows denominated in different currencies at one or more certain times in the future. The cash flows are based on a predetermined formula reflecting rates of interest and an exchange of principal.

EQUITY-TO-LOANS RATIO: This ratio is the sum of usable capital plus the special and general reserves, cumulative translation adjustment (excluding amounts associated with applying the provisions of FAS 133) and the proposed transfer from unallocated net income to general reserves divided by the sum of loans outstanding, the present value of guarantees, net of the accumulated provision for losses on loans and guarantees and deferred loan income.

FAILED TRADES: Failed trades are securities transactions that do not settle on the contractual settlement date.

FORWARD STARTING SWAPS: A forward starting swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified future date.

FUTURES AND FORWARDS: Futures and forward contracts are contracts for delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield. Futures contracts are traded on U.S. and international regulated exchanges.

GOVERNMENT AND AGENCY OBLIGATIONS: These obligations include marketable bonds, notes and other obligations issued by governments.

HEDGING: Hedging is a risk management technique of entering into offsetting commitments to eliminate or minimize the impact of adverse movements in the value or cash flow of a financial instrument.

INTEREST RATE SWAPS: Interest rate swaps are agreements involving the exchange of periodic interest payments of differing character, based on an underlying notional principal amount for a specified time.

LIBOR: London interbank offer rate.

MAINTENANCE OF VALUE: Agreements with members provide for the maintenance of the value, from the time of subscription, of certain restricted currencies. Additional payments to (or from) IBRD are required in the event the par value of the currency is reduced (or increased) to a significant extent, in the opinion of IBRD.

NET DISBURSEMENTS: Loan disbursements net of repayments and prepayments.

NEW LOANS: Loans for which the invitation to negotiate was issued on or after July 31, 1998.

OLD LOANS: Loans for which the invitation to negotiate was issued prior to July 31, 1998.

OPTIONS: Options are contracts that allow the holder of the option the right, but not the obligation, to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option.

REPURCHASE AND RESALE AGREEMENTS AND SECURITIES LOANS: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. A resale agreement involves the purchase of securities with a simultaneous agreement to sell back the same securities at a stated price on a stated date. Securities loans are contracts under which securities are lent for a specified period of time at a fixed price.

RETURN ON EQUITY: This return is computed as net income divided by the average equity balance during the year.

RISK-BEARING CAPACITY: The ability to absorb risks in the balance sheet while continuing normal operations without having to call on callable capital.

SHORT SALES: Short sales are sales of securities not held in the seller's portfolio at the time of the sale. The seller must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

STATUTORY LENDING LIMIT: Under IBRD's Articles of Agreement, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of subscribed capital, reserves and surplus.

SWAPTIONS: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

TIME DEPOSITS: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS
JUNE 30, 2003



MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING          38

REPORT OF INDEPENDENT ACCOUNTANTS ON MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS

     OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING          40

REPORT OF INDEPENDENT ACCOUNTANTS          41

BALANCE SHEET          42

STATEMENT OF INCOME          44

STATEMENT OF COMPREHENSIVE INCOME          45

STATEMENT OF CHANGES IN RETAINED EARNINGS          45

STATEMENT OF CASH FLOWS          46

SUMMARY STATEMENT OF LOANS          48

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER          51

NOTES TO FINANCIAL STATEMENTS          55

MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS
OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL
REPORTING

THE WORLD BANK

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
INTERNATIONAL DEVELOPMENT ASSOCIATION

1818 H Street N.W.
Washington, D.C. 20433
U.S.A.

(202) 477-1234
Cable Address:  INTBAFRAD
Cable Address:  INDEVAS

                 Management's Report Regarding Effectiveness of
               Internal Controls Over External Financial Reporting

                                                                   July 31, 2003

The management of the International Bank for Reconstruction and Development
(IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and International Financial Reporting Standards and, as such, include amounts based on informed judgments and estimates made by management.

Management is responsible for establishing and maintaining effective internal control over external financial reporting for financial presentations in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal controls for external financial reporting, which are subject to scrutiny by management and the internal auditors, and are revised as considered necessary, support the integrity and reliability of the external financial statements.

The financial statements have been audited by an independent accounting firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Executive Directors and committees of the board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report is presented herein in the Annual Report.

The Board of Executive Directors of IBRD has appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD's management. The Audit Committee is responsible for recommending to the Board of Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD's reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over external financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

                                       -2-
                                                                   July 31, 2003


There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

IBRD assessed its internal control over external financial reporting for financial presentations in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards as of June 30, 2003. This assessment was based on the criteria for effective internal control over external financial reporting described in INTERNAL CONTROL-INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

                                           /s/ James D. Wolfensohn
                                         -----------------------------
                                             James D. Wolfensohn
                                                  President

                                           /s/ Jeffrey A. Goldstein
                                         -----------------------------
                                             Jeffrey A. Goldstein
                                Managing Director and Chief Financial Officer

/s/ Fayezul H. Choudhury                 /s/ Charles A. McDonough
-----------------------------            -----------------------------
Vice President and Controller            Charles A. McDonough
                                         Director, Accounting Department

REPORT OF INDEPENDENT ACCOUNTANTS ON
MANAGEMENT'S ASSERTION REGARDING EFFECTIVENESS
OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING




President and Board of Governors
International Bank for Reconstruction and Development

We have examined management's assertion, included in the accompanying MANAGEMENT'S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROLS OVER EXTERNAL FINANCIAL REPORTING, that the International Bank for Reconstruction and Development met the criteria for effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the Untied States of America and International Financial Reporting Standards as of June 30, 2003, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO report). Management is responsible for maintaining effective control over external financial reporting. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of internal control over financial reporting, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over external financial reporting to future periods are subject to the risk that internal control may become inadequate because of change in conditions, or that degree of compliance with the policies may deteriorate.

In our opinion, management's assertion that, the International Bank for Reconstruction and Development met the criteria for effective internal control over external financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and International Financial Reporting Standards as of June 30, 2003, is fairly stated in all material respects, based on the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ Deloitte Touche Tohmatsu (International Firm)

Washington, DC
July 31, 2003

REPORT OF INDEPENDENT ACCOUNTANTS




President and Board of Governors
International Bank for Reconstruction and Development

We have audited the accompanying balance sheets of the International Bank for Reconstruction and Development as of June 30, 2003 and 2002, including the summary statement of loans and the statement of subscriptions to capital stock and voting power as of June 30, 2003, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three fiscal years in the period ended June 30, 2003. These financial statements are the responsibility of the International Bank for Reconstruction and Development's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the International Bank for Reconstruction and Development as of June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America and International Financial Reporting Standards.

/s/ Deloitte Touche Tohmatsu (International Firm)

Washington, DC
July 31, 2003

BALANCE SHEET
JUNE 30, 2003 AND JUNE 30, 2002

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                      2003            2002
                                                                                   ------------   -------------
ASSETS
DUE FROM BANKS
   Unrestricted currencies                                                            $  1,259        $   415
   Currencies subject to restrictions--Note B                                              670             668
                                                                                   ------------   -------------
                                                                                         1,929           1,083
                                                                                   ------------   -------------
INVESTMENTS - TRADING (INCLUDING SECURITIES TRANSFERRED UNDER REPURCHASE OR             27,919          24,256
  SECURITY LENDING AGREEMENTS OF $153 MILLION - JUNE 30, 2003; $NIL MILLION JUNE
  30, 2002) - NOTES C AND G

SECURITIES PURCHASED UNDER RESALE AGREEMENTS - NOTE C                                      212           1,820
NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED           1,794           1,632
  CAPITAL
RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
         Investments - Notes C and G                                                    10,301           9,940
         Borrowings (including $7,084 million due to FAS 133 - June 30, 2003;           70,316          66,052
      $2,821 million - June 30, 2002) - Notes E and G
         Other Asset/Liability (including $nil million due to FAS 133 - June 30,           726             727
      2003; $1 million - June 30, 2002) - Notes F and G
                                                                                   ------------   -------------
                                                                                        81,343          76,719
                                                                                   ------------   -------------
RECEIVABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF SUBSCRIBED                 166             355
  CAPITAL
OTHER RECEIVABLES
         Receivable from investment securities traded                                      272             427
         Accrued income on loans                                                         1,248           1,632
                                                                                   ------------   -------------
                                                                                         1,520           2,059
                                                                                   ------------   -------------
LOANS OUTSTANDING (SEE SUMMARY STATEMENT OF LOANS, NOTES D AND G)
         Total loans                                                                   149,271         157,942
         Less undisbursed balance                                                       33,031          36,353
                                                                                   ------------   -------------
                  Loans outstanding                                                    116,240         121,589
         Less:
         Accumulated provision for loan losses                                           4,045           5,053
         Deferred loan income                                                              433             389
                                                                                   ------------   -------------
                  Net loans outstanding                                                111,762         116,147
                                                                                   ------------   -------------
OTHER ASSETS
         Unamortized issuance costs of borrowings                                          455             473
         Prepaid pension cost - Note K                                                   2,014           2,090
         Miscellaneous                                                                   1,238           1,160
                                                                                   ------------   -------------
                                                                                         3,707           3,723
                                                                                   ------------   -------------
TOTAL ASSETS                                                                          $230,352        $227,794
                                                                                   ============   =============

                                                                                      2003            2002
                                                                                   ------------   -------------
LIABILITIES
BORROWINGS - NOTES E AND G
         Short-term                                                                   $  3,432        $  4,918
         Medium- and long-term (including $1,559 million due to FAS 133 - June         105,122         105,345
      30, 2003; $354 million - June 30, 2002).
                                                                                   ------------   -------------
                                                                                       108,554         110,263
                                                                                   ------------   -------------
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS, SECURITIES LENT UNDER SECURITIES              153              --
  LENDING AGREEMENTS, AND PAYABLE FOR CASH COLLATERAL RECEIVED - NOTE C

PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
         Investments - Notes C and G                                                    11,862          10,827
         Borrowings (including $1,875 million due to FAS 133 - June 30,2003;            64,779          66,994
      $1,254 million - June 30, 2002) - Notes E and G
         Other Asset/Liability (including $(1) million due to FAS 133 - June 30,           810             758
      2003, $(1) million - June 30, 2002) Notes F and G
                                                                                   ------------   -------------
                                                                                        77,451          78,579
                                                                                   ------------   -------------
PAYABLE TO MAINTAIN VALUE OF CURRENCY HOLDINGS ON ACCOUNT OF SUBSCRIBED CAPITAL             64              61
OTHER LIABILITIES
         Payable for investment securities purchased                                     1,328             975
         Accrued charges on borrowings                                                   1,633           2,316
         Payable for Board of Governors-approved transfers - Note H                      1,474           1,437
         Liabilities under other postretirement benefits plans - Note K                    157             144
         Accounts payable and miscellaneous liabilities - Note D                         1,620           1,706
                                                                                   ------------   -------------
                                                                                         6,212           6,578
                                                                                   ------------   -------------
TOTAL LIABILITIES                                                                      192,434         195,481
                                                                                   ------------   -------------

EQUITY
CAPITAL STOCK (SEE STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING
  POWER, NOTE B)
         Authorized capital (1,581,724 shares - June 30, 2003 and June 30, 2002)
         Subscribed capital (1,571,412 shares - June 30, 2003; 1,570,895               189,567         189,505
        shares - June 30, 2002)
         Less uncalled portion of subscriptions                                        178,089         178,029
                                                                                   ------------   -------------
                                                                                        11,478          11,476
AMOUNTS TO MAINTAIN VALUE OF CURRENCY HOLDINGS - NOTE B                                  (331)           (641)
RETAINED EARNINGS (SEE STATEMENT OF CHANGES IN RETAINED EARNINGS, NOTE H)               27,031          22,227
ACCUMULATED OTHER COMPREHENSIVE LOSS - NOTE M                                            (260)           (749)
                                                                                   ------------   -------------
TOTAL EQUITY                                                                            37,918          32,313
                                                                                   ------------   -------------
TOTAL LIABILITIES AND EQUITY                                                          $230,352        $227,794
                                                                                   ============   =============

  THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2003, JUNE 30, 2002 AND JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                                 2003        2002       2001
                                                                              ----------  ---------  ----------
INCOME
   Loans--Note D
      Interest                                                                   $5,659     $6,779     $ 8,052
      Commitment charges                                                             83         82          91
   Investments-Trading--Note C
        Interest                                                                    413        725       1,476
        Net gains (losses)
           Realized                                                                  11         39         (10)
           Unrealized                                                               (21)       (48)         51
   Securities purchased under resale agreements--Note C                              15         22          29
   Staff Retirement Plan and other postretirement benefit plans--Note K              --         93         155
   Other income--Notes I and J                                                      202        184         171
                                                                              ----------  ---------  ----------
      Total income                                                                6,362      7,876      10,015
                                                                              ----------  ---------  ----------
EXPENSES
   Borrowing expenses--Note E
      Interest                                                                    3,509      4,793       7,021
      Amortization of issuance and other borrowing costs                             85        110         131
   Interest on securities sold under repurchase agreements and payable for           --          4           6
      cash collateral received--Note C
   Administrative expenses--Notes I, J, and K                                       882        876         881
   Contributions to special programs--Note I                                        156        176         147
   Provision for losses on loans and guarantees (decrease) increase--Note D     (1,300)       (15)         676
   Other expenses                                                                     9          8           9
                                                                              ----------  ---------  ----------
      Total expenses                                                              3,341      5,952       8,871
                                                                              ----------  ---------  ----------
OPERATING INCOME                                                                  3,021      1,924       1,144
EFFECTS OF APPLYING FAS 133--NOTE N                                               2,323        854         126
                                                                              ----------  ---------  ----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                 5,344      2,778       1,270
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE--NOTE N                          --         --         219
                                                                              ----------  ---------  ----------
NET INCOME                                                                       $5,344     $2,778     $ 1,489
                                                                              ==========  =========  ==========

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE FISCAL YEARS ENDED JUNE 30, 2003, JUNE 30, 2002 AND JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                     2003            2002              2001
                                                                 -------------     ----------       -----------
NET INCOME                                                             $5,344         $2,778            $1,489
OTHER COMPREHENSIVE INCOME--NOTE M
   Cumulative effect of change in accounting principle                     --             --               500
   Reclassification of cumulative effect of change in                    (117)          (128)             (169)
      accounting principle to net income
   Currency translation adjustments                                       606            224              (535)
                                                                 -------------     ----------       -----------
      Total other comprehensive income (loss)                             489             96              (204)
                                                                 -------------     ----------       -----------
COMPREHENSIVE INCOME                                                   $5,833         $2,874            $1,285
                                                                 =============     ==========       ===========


STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR THE FISCAL YEARS ENDED JUNE 30, 2003, JUNE 30, 2002 AND JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                          2003           2002           2001
                                                                     ------------   ------------   ------------
RETAINED EARNINGS AT BEGINNING OF THE FISCAL YEAR                        $22,227        $19,851        $19,027
   Board of Governors-approved transfers to--Note H
      International Development Association                                 (300)          (302)          (320)
      Heavily Indebted Poor Countries Debt Initiative Trust Fund            (240)          (100)          (250)
      Capacity building in Africa                                             --             --            (30)
      Trust Fund for Kosovo                                                   --             --            (35)
      Trust Fund for Federal Republic of Yugoslavia (now Serbia and           --             --            (30)
        Montenegro)
   Net income for the fiscal year                                          5,344          2,778          1,489
                                                                     ------------   ------------   ------------
RETAINED EARNINGS AT END OF THE FISCAL YEAR                              $27,031        $22,227        $19,851
                                                                     ============   ============   ============

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED JUNE 30, 2003, JUNE 30, 2002 AND JUNE 30, 2001

EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                                             2003        2002         2001
                                                                        ------------------------ --------------
CASH FLOWS FROM INVESTING (LENDING) ACTIVITIES
   Loans
      Disbursements                                                         $(11,809)    $(11,154)    $(11,707)
      Principal repayments                                                    12,945       10,745        9,623
      Principal prepayments                                                    6,972        1,323           70
      Loan origination fees received                                               8            7            1
                                                                            --------     --------     --------
        Net cash provided by (used in) investing (lending) activities          8,116          921       (2,013)
                                                                            --------     --------     --------
CASH FLOWS FROM BOARD OF GOVERNORS-APPROVED TRANSFERS TO
   International Development Association                                        (300)          (2)         (20)
   Debt Reduction Facility for IDA-Only Countries                                 --           (3)           3
   Trust Fund for Gaza and West Bank                                             (13)          --          (17)
   Heavily Indebted Poor Countries Debt Initiative Trust Fund                   (240)        (100)        (250)
   Trust Funds for Kosovo, and Federal Republic of Yugoslavia (now                --           --          (95)
      Serbia and Montenegro), and capacity building in Africa
                                                                            --------     --------     --------
        Net cash used in Board of Governors-approved transfers                  (553)        (105)        (379)
                                                                            --------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES
   Medium- and long-term borrowings
      New issues                                                              17,246       22,803       17,223
      Retirements                                                            (24,136)     (21,691)     (18,027)
   Net short-term borrowings                                                  (1,525)      (2,112)       1,870
   Net currency and interest rate swaps--Borrowings                              357         (656)      (1,402)
   Net capital stock transactions                                                 59           75           72
                                                                            --------     --------     --------
        Net cash used in financing activities                                 (7,999)      (1,581)        (264)
                                                                            --------     --------     --------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                                  5,344        2,778        1,489
   Adjustments to reconcile net income to net cash provided by operating activities
         Effects of applying FAS 133                                          (2,323)        (854)        (126)
         Cumulative effect of change in accounting principle                      --           --         (219)
         Depreciation and amortization                                           668          189          979
         Amortization of deferred loan income                                    (83)         (65)         (49)
         Provision for losses on loans and guarantees (decrease)              (1,300)         (15)         676
        increase
         Income from Staff Retirement Plan and other postretirement               --          (93)        (155)
        benefit plans
         Changes in other assets and liabilities
                  Decrease in accrued income on loans                            413          400          138
                  (Increase) decrease in miscellaneous assets                   (116)          (7)          82
                  Decrease in accrued charges on borrowings                     (709)        (947)         (49)
                  (Decrease) increase in accounts payable and                    (16)         (62)          54
           miscellaneous liabilities
                                                                            --------     --------     --------
                  Net cash provided by operating activities                    1,878        1,324        2,820
                                                                            --------     --------     --------
EFFECT OF EXCHANGE RATE CHANGES ON UNRESTRICTED CASH AND LIQUID                  122           90          (88)
INVESTMENTS
                                                                            --------     --------     --------
NET INCREASE IN UNRESTRICTED CASH AND LIQUID INVESTMENTS                       1,564          649           76
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT BEGINNING OF THE FISCAL YEAR      25,056       24,407       24,331
                                                                            --------     --------     --------
UNRESTRICTED CASH AND LIQUID INVESTMENTS AT END OF THE FISCAL YEAR          $ 26,620     $ 25,056     $ 24,407
                                                                            ========     ========     ========

                                                                             2003        2002         2001
                                                                        ------------------------ --------------
COMPOSITION OF UNRESTRICTED CASH AND LIQUID INVESTMENTS:
         Investments--Trading                                               $ 27,919     $ 24,256     $ 24,168
         Unrestricted currencies                                               1,259          415           50
         Net payable for investment securities traded/purchased--Trading      (1,056)        (548)        (178)
         Net (payable) receivable from currency and interest rate swaps       (1,561)        (887)         252
      - Investments
         Net receivable from securities purchased/sold under                      59        1,820          115
      resale/repurchase agreements and payable for cash collateral received
                                                                            --------     --------     --------
                                                                            $ 26,620     $ 25,056     $ 24,407
                                                                            ========     ========     ========
SUPPLEMENTAL DISCLOSURE
         Increase (decrease) in ending balances resulting from exchange rate fluctuations
         Loans outstanding                                                  $  2,647     $  2,736     $ (3,329)
         Borrowings                                                            4,922        4,093       (5,530)
         Currency and interest rate swaps--Borrowings                         (3,194)      (2,230)       3,164
         Capitalized loan origination fees included in total loans               112          102           77
         Capitalized interest and charges related to loans for which              --          799           --
      Serbia and Montenegro undertook responsibility


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

SUMMARY STATEMENT OF LOANS
JUNE 30, 2003

EXPRESSED IN MILLIONS OF U.S. DOLLARS

BORROWER OR GUARANTOR                                        LOANS APPROVED   UNDISBURSED                   PERCENTAGE OF
                                                              BUT NOT YET      BALANCE OF        LOANS       TOTAL LOANS
                                            TOTAL LOANS       EFFECTIVE (1) EFFECTIVE LOANS(2)  OUTSTANDING    OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------
Algeria                                        $1,590             $95         $ 363            $1,132                 0.97%
Argentina                                       9,553              --         1,630             7,923                 6.82
Armenia                                             8              --            --                 8                 0.01
Bahamas, The                                        *              --            --                 *                    *
Bangladesh                                         10              --            --                10                 0.01
Barbados                                           23              --            14                 9                 0.01
Belarus                                           107              --            21                86                 0.07
Belize                                             47              --             4                43                 0.04
Bosnia and Herzegovina                            535              --            --               535                 0.46
Botswana                                            6              --            --                 6                 0.01
Brazil                                         11,877             732         2,486             8,659                 7.45
Bulgaria                                        1,463              73           196             1,194                 1.03
Cameroon                                          166              --            14               152                 0.13
Chad                                               40              --            14                26                 0.02
Chile                                             719              25           157               537                 0.46
China                                          16,289             850         4,609            10,830                 9.32
Colombia                                        3,570             300           421             2,849                 2.45
Congo, Republic of                                  6              --            --                 6                 0.01
Costa Rica                                        122              --            38                84                 0.07
Cote d'Ivoire                                     492              --            --               492                 0.42
Croatia                                           920              --           295               625                 0.54
Cyprus                                             15              --            --                15                 0.01
Czech Republic                                    174              --            --               174                 0.15
Dominica                                            5              --             1                 4                    *
Dominican Republic                                486              72            61               353                 0.30
Ecuador                                         1,054             114           117               823                 0.71
Egypt, Arab Republic of                           760              12           216               532                 0.46
El Salvador                                       602             161            75               366                 0.32
Estonia                                            57              --            13                44                 0.04
Fiji                                               11              --            --                11                 0.01
Gabon                                              52              --             4                48                 0.04
Ghana                                               4              --            --                 4                    *
Grenada                                            18               4             8                 6                 0.01
Guatemala                                         808              80           315               413                 0.36
Guyana                                              2              --            --                 2                    *
Honduras                                           95              --            --                95                 0.08
Hungary                                           281              --            14               267                 0.23
India                                           9,333             348         3,844             5,141                 4.42
Indonesia                                      11,658             439           950            10,269                 8.83
Iran, Islamic Republic of                         775             200           197               378                 0.32

BORROWER OR GUARANTOR                                        LOANS APPROVED   UNDISBURSED                    PERCENTAGE OF
                                                              BUT NOT YET      BALANCE OF         LOANS       TOTAL LOANS
                                            TOTAL LOANS       EFFECTIVE (1) EFFECTIVE LOANS(2) OUTSTANDING    OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------
Iraq                                         $     46          $   --       $    --          $     46                 0.04%
Jamaica                                           593              --           110               483                 0.42
Jordan                                          1,218              --           197             1,021                 0.88
Kazakhstan                                      1,490              40           232             1,218                 1.05
Kenya                                               9              --            --                 9                 0.01
Korea, Republic of                              5,895              --             7             5,888                 5.07
Latvia                                            309              --            41               268                 0.23
Lebanon                                           699             140           228               331                 0.28
Lesotho                                            36              --            17                19                 0.02
Liberia                                           142              --            --               142                 0.12
Lithuania                                         352              --            67               285                 0.25
Macedonia, former Yugoslav Republic of            207              --            57               150                 0.13
Malawi                                              2              --            --                 2                    *
Malaysia                                          789              --            66               723                 0.62
Mauritius                                          98              --             9                89                 0.08
Mexico                                         13,347             905         1,773            10,669                 9.18
Moldova                                           190              --             4               186                 0.16
Morocco                                         2,996              77           287             2,632                 2.26
Nigeria                                         1,224              --            --             1,224                 1.05
Pakistan                                        2,742              --            36             2,706                 2.33
Panama                                            377              --            97               280                 0.24
Papua New Guinea                                  354              --            85               269                 0.23
Paraguay                                          284              --            65               219                 0.19
Peru                                            2,785              93           143             2,549                 2.19
Philippines                                     4,134              34           748             3,352                 2.88
Poland                                          2,711              --           351             2,360                 2.03
Romania                                         3,000             170           604             2,226                 1.91
Russian Federation                              8,190             481         1,280             6,429                 5.53
St. Kitts and Nevis                                25              --            14                11                 0.01
St. Lucia                                          21              --            13                 8                 0.01
St. Vincent and the Grenadines                      5              --             4                 1                    *
Serbia and Montenegro                           2,388              --            --             2,388                 2.05
Seychelles                                          3              --            --                 3                    *
Slovak Republic                                   399               6           190               203                 0.17
Slovenia                                           85              --            14                71                 0.06
South Africa                                       39              --            25                14                 0.01
Sri Lanka                                           4              --            --                 4                    *
Swaziland                                          27              --            18                 9                 0.01
Syrian Arab Republic                                8              --            --                 8                 0.01
Tanzania                                            4              --            --                 4                    *

JUNE 30, 2003

EXPRESSED IN MILLIONS OF U.S. DOLLARS

BORROWER OR GUARANTOR                                        LOANS APPROVED   UNDISBURSED                    PERCENTAGE OF
                                                              BUT NOT YET      BALANCE OF         LOANS       TOTAL LOANS
                                            TOTAL LOANS       EFFECTIVE (1) EFFECTIVE LOANS(2) OUTSTANDING    OUTSTANDING
---------------------------------------------------------------------------------------------------------------------------

                                           --------------------------------------------------------------------------------
Thailand                                     $  2,305          $   --       $    86          $  2,219                 1.91%
Trinidad and Tobago                               121              20            11                90                 0.08
Tunisia                                         2,255             131           534             1,590                 1.37
Turkey                                          7,825              --         2,552             5,273                 4.54
Turkmenistan                                       38              --             8                30                 0.03
Ukraine                                         2,795             300           291             2,204                 1.90
Uruguay                                         1,199              --           451               748                 0.64
Uzbekistan                                        495              35           177               283                 0.24
Venezuela, Republica Bolivariana de               701              --           125               576                 0.50
Zambia                                             10              --            --                10                 0.01
Zimbabwe                                          433              --            --               433                 0.37
                                           ---------------  --------------  ------------    --------------     ------------
Subtotal(5)                                   149,137           5,937        27,094           116,106                99.89
Caribbean Development
Bank(3)                                             1              --            --                 1                    *
International Finance
Corporation(4)                                    133              --            --               133                 0.11
                                           ---------------  --------------  ------------    --------------     ------------
Total--June 30, 2003(5)                      $149,271          $5,937       $27,094          $116,240               100.00%
                                           =============  ==============  ============    ==============       ============
Total--June 30, 2002                         $157,942          $6,634       $29,719          $121,589
                                           =============  ==============  ============    ==============

*INDICATES AMOUNT LESS THAN $0.5 MILLION OR LESS THAN 0.005 PERCENT.


NOTES

1. LOANS TOTALING $4,333 MILLION ($3,705 MILLION--JUNE 30, 2002) HAVE BEEN APPROVED BY IBRD, BUT THE RELATED AGREEMENTS HAVE NOT BEEN SIGNED. LOAN AGREEMENTS TOTALING $1,604 MILLION ($2,929 MILLION--JUNE 30, 2002) HAVE BEEN SIGNED, BUT THE LOANS DO NOT BECOME EFFECTIVE AND DISBURSEMENTS THEREUNDER DO NOT START UNTIL THE BORROWERS AND GUARANTORS, IF ANY, TAKE CERTAIN ACTIONS AND FURNISH CERTAIN DOCUMENTS TO IBRD.
2. OF THE UNDISBURSED BALANCE, IBRD HAS ENTERED INTO IRREVOCABLE COMMITMENTS TO DISBURSE $579 MILLION ($811 MILLION--JUNE 30, 2002).
3. THESE LOANS ARE FOR THE BENEFIT OF THE BAHAMAS, BARBADOS, GRENADA, GUYANA, JAMAICA, TRINIDAD AND TOBAGO, AND TERRITORIES OF THE UNITED KINGDOM (ASSOCIATED STATES AND DEPENDENCIES) IN THE CARIBBEAN REGION, THAT ARE SEVERALLY LIABLE AS GUARANTORS TO THE EXTENT OF SUBLOANS MADE IN THEIR TERRITORIES.
4. LOANS TO THE INTERNATIONAL FINANCE CORPORATION HAVE A WEIGHTED AVERAGE INTEREST RATE OF 6.54% AND A WEIGHTED AVERAGE MATURITY OF 2.03 YEARS. THESE LOANS ARE NOT ELIGIBLE FOR IBRD'S INTEREST WAIVERS.
5. MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.


   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

STATEMENT OF SUBSCRIPTIONS TO
CAPITAL STOCK AND VOTING POWER
JUNE 30, 2003

EXPRESSED IN MILLIONS OF U.S. DOLLARS

------------------------------------------------------------------------------------------------------------------------------------
                                                                 SUBSCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------------------------------------------------------------
                                                                                               AMOUNTS         NUMBER
                                                   PERCENTAGE         TOTAL       AMOUNTS      SUBJECT           OF      PERCENTAGE
MEMBER                                   SHARES     OF TOTAL         AMOUNTS     PAID IN(1)   TO CALL(1,2)     VOTES     OF TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Afghanistan                                    300        0.02%          $ 36.2       $ 3.6        $ 32.6           550       0.03%
Albania                                        830         0.05           100.1         3.6          96.5         1,080        0.07
Algeria                                      9,252         0.59         1,116.1        67.1       1,049.0         9,502        0.59
Angola                                       2,676         0.17           322.8        17.5         305.4         2,926        0.18
Antigua and Barbuda                            520         0.03            62.7         1.3          61.5           770        0.05
Argentina                                   17,911         1.14         2,160.7       132.2       2,028.4        18,161        1.12
Armenia                                      1,139         0.07           137.4         5.9         131.5         1,389        0.09
Australia                                   24,464         1.56         2,951.2       181.8       2,769.5        24,714        1.53
Austria                                     11,063         0.70         1,334.6        80.7       1,253.9        11,313        0.70
Azerbaijan                                   1,646         0.10           198.6         9.7         188.8         1,896        0.12
Bahamas, The                                 1,071         0.07           129.2         5.4         123.8         1,321        0.08
Bahrain                                      1,103         0.07           133.1         5.7         127.4         1,353        0.08
Bangladesh                                   4,854         0.31           585.6        33.9         551.6         5,104        0.32
Barbados                                       948         0.06           114.4         4.5         109.9         1,198        0.07
Belarus                                      3,323         0.21           400.9        22.3         378.5         3,573        0.22
Belgium                                     28,983         1.84         3,496.4       215.8       3,280.6        29,233        1.81
Belize                                         586         0.04            70.7         1.8          68.9           836        0.05
Benin                                          868         0.06           104.7         3.9         100.8         1,118        0.07
Bhutan                                         479         0.03            57.8         1.0          56.8           729        0.05
Bolivia                                      1,785         0.11           215.3        10.8         204.5         2,035        0.13
Bosnia and Herzegovina                         549         0.03            66.2         5.8          60.4           799        0.05
Botswana                                       615         0.04            74.2         2.0          72.2           865        0.05
Brazil                                      33,287         2.12         4,015.6       245.5       3,770.1        33,537        2.07
Brunei Darussalam                            2,373         0.15           286.3        15.2         271.1         2,623        0.16
Bulgaria                                     5,215         0.33           629.1        36.5         592.6         5,465        0.34
Burkina Faso                                   868         0.06           104.7         3.9         100.8         1,118        0.07
Burundi                                        716         0.05            86.4         3.0          83.4           966        0.06
Cambodia                                       214         0.01            25.8         2.6          23.2           464        0.03
Cameroon                                     1,527         0.10           184.2         9.0         175.2         1,777        0.11
Canada                                      44,795         2.85         5,403.8       334.9       5,068.9        45,045        2.79
Cape Verde                                     508         0.03            61.3         1.2          60.1           758        0.05
Central African Republic                       862         0.05           104.0         3.9         100.1         1,112        0.07
Chad                                           862         0.05           104.0         3.9         100.1         1,112        0.07
Chile                                        6,931         0.44           836.1        49.6         786.6         7,181        0.44
China                                       44,799         2.85         5,404.3       335.0       5,069.3        45,049        2.79
Colombia                                     6,352         0.40           766.3        45.2         721.1         6,602        0.41
Comoros                                        282         0.02            34.0         0.3          33.7           532        0.03
Congo, Democratic Republic of                2,643         0.17           318.8        25.4         293.5         2,893        0.18
Congo, Republic of                             927         0.06           111.8         4.3         107.5         1,177        0.07
Costa Rica                                     233         0.01            28.1         1.9          26.2           483        0.03
Cote d'Ivoire                                2,516         0.16           303.5        16.4         287.1         2,766        0.17
Croatia                                      2,293         0.15           276.6        17.3         259.3         2,543        0.16
Cyprus                                       1,461         0.09           176.2         8.4         167.9         1,711        0.11
Czech Republic                               6,308         0.40           761.0        45.9         715.0         6,558        0.41
Denmark                                     13,451         0.86         1,622.7        97.8       1,524.9        13,701        0.85
Djibouti                                       559         0.04            67.4         1.6          65.9           809        0.05
Dominica                                       504         0.03            60.8         1.1          59.7           754        0.05
Dominican Republic                           2,092         0.13           252.4        13.1         239.3         2,342        0.14
Ecuador                                      2,771         0.18           334.3        18.2         316.1         3,021        0.19
Egypt, Arab Republic of                      7,108         0.45           857.5        50.9         806.6         7,358        0.45


                                       51


------------------------------------------------------------------------------------------------------------------------------------
                                                                 SUBSCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------------------------------------------------------------
                                                                                               AMOUNTS         NUMBER
                                                   PERCENTAGE         TOTAL       AMOUNTS      SUBJECT           OF      PERCENTAGE
MEMBER                                   SHARES     OF TOTAL         AMOUNTS     PAID IN(1)   TO CALL(1,2)     VOTES     OF TOTAL
------------------------------------------------------------------------------------------------------------------------------------
El Salvador                                    141         0.01%        $  17.0       $ 1.7       $  15.3           391        0.02%
Equatorial Guinea                              715         0.05            86.3         2.7          83.5           965        0.06
Eritrea                                        593         0.04            71.5         1.8          69.7           843        0.05
Estonia                                        923         0.06           111.3         4.3         107.1         1,173        0.07
Ethiopia                                       978         0.06           118.0         4.7         113.3         1,228        0.08
Fiji                                           987         0.06           119.1         4.8         114.3         1,237        0.08
Finland                                      8,560         0.54         1,032.6        61.9         970.8         8,810        0.54
France                                      69,397         4.42         8,371.7       520.4       7,851.3        69,647        4.31
Gabon                                          987         0.06           119.1         5.1         113.9         1,237        0.08
Gambia, The                                    543         0.03            65.5         1.5          64.0           793        0.05
Georgia                                      1,584         0.10           191.1         9.3         181.8         1,834        0.11
Germany                                     72,399         4.61         8,733.9       542.9       8,190.9        72,649        4.49
Ghana                                        1,525         0.10           184.0        12.7         171.2         1,775        0.11
Greece                                       1,684         0.11           203.1        14.1         189.1         1,934        0.12
Grenada                                        531         0.03            64.1         1.4          62.7           781        0.05
Guatemala                                    2,001         0.13           241.4        12.4         229.0         2,251        0.14
Guinea                                       1,292         0.08           155.9         7.1         148.8         1,542        0.10
Guinea-Bissau                                  540         0.03            65.1         1.4          63.7           790        0.05
Guyana                                       1,058         0.07           127.6         5.3         122.3         1,308        0.08
Haiti                                        1,067         0.07           128.7         5.4         123.3         1,317        0.08
Honduras                                       641         0.04            77.3         2.3          75.0           891        0.06
Hungary                                      8,050         0.51           971.1        58.0         913.1         8,300        0.51
Iceland                                      1,258         0.08           151.8         6.8         144.9         1,508        0.09
India                                       44,795         2.85         5,403.8       333.7       5,070.1        45,045        2.79
Indonesia                                   14,981         0.95         1,807.2       110.3       1,697.0        15,231        0.94
Iran, Islamic Republic of                   23,686         1.51         2,857.4       175.8       2,681.5        23,936        1.48
Iraq                                         2,808         0.18           338.7        27.1         311.6         3,058        0.19
Ireland                                      5,271         0.34           635.9        37.1         598.8         5,521        0.34
Israel                                       4,750         0.30           573.0        33.2         539.8         5,000        0.31
Italy                                       44,795         2.85         5,403.8       334.8       5,069.0        45,045        2.79
Jamaica                                      2,578         0.16           311.0        16.8         294.2         2,828        0.17
Japan                                      127,000         8.08        15,320.6       944.0      14,376.7       127,250        7.87
Jordan                                       1,388         0.09           167.4         7.8         159.6         1,638        0.10
Kazakhstan                                   2,985         0.19           360.1        19.8         340.3         3,235        0.20
Kenya                                        2,461         0.16           296.9        15.9         281.0         2,711        0.17
Kiribati                                       465         0.03            56.1         0.9          55.2           715        0.04
Korea, Republic of                          15,817         1.01         1,908.1       114.5       1,793.5        16,067        0.99
Kuwait                                      13,280         0.85         1,602.0        97.4       1,504.6        13,530        0.84
Kyrgyz Republic                              1,107         0.07           133.5         5.7         127.9         1,357        0.08
Lao People's Democratic Republic               178         0.01            21.5         1.5          20.0           428        0.03
Latvia                                       1,384         0.09           167.0         7.8         159.2         1,634        0.10
Lebanon                                        340         0.02            41.0         1.1          39.9           590        0.04
Lesotho                                        663         0.04            80.0         2.3          77.6           913        0.06
Liberia                                        463         0.03            55.9         2.6          53.3           713        0.04
Libya                                        7,840         0.50           945.8        57.0         888.8         8,090        0.50
Lithuania                                    1,507         0.10           181.8         8.7         173.1         1,757        0.11
Luxembourg                                   1,652         0.11           199.3         9.8         189.5         1,902        0.12
Macedonia, former Yugoslav Republic of         427         0.03            51.5         3.2          48.3           677        0.04
Madagascar                                   1,422         0.09           171.5         8.1         163.5         1,672        0.10
Malawi                                       1,094         0.07           132.0         5.6         126.4         1,344        0.08

------------------------------------------------------------------------------------------------------------------------------------
                                                                 SUBSCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------------------------------------------------------------
                                                                                               AMOUNTS         NUMBER
                                                   PERCENTAGE         TOTAL       AMOUNTS      SUBJECT           OF      PERCENTAGE
MEMBER                                   SHARES     OF TOTAL         AMOUNTS     PAID IN(1)   TO CALL(1,2)     VOTES     OF TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Malaysia                                     8,244         0.52%       $  994.5     $  59.5      $  935.0         8,494        0.53%
Maldives                                       469         0.03            56.6         0.9          55.7           719        0.04
Mali                                         1,162         0.07           140.2         6.1         134.1         1,412        0.09
Malta                                        1,074         0.07           129.6         5.4         124.1         1,324        0.08
Marshall Islands                               469         0.03            56.6         0.9          55.7           719        0.04
Mauritania                                     900         0.06           108.6         4.1         104.4         1,150        0.07
Mauritius                                    1,242         0.08           149.8         6.7         143.1         1,492        0.09
Mexico                                      18,804         1.20         2,268.4       139.0       2,129.4        19,054        1.18
Micronesia, Federated States of                479         0.03            57.8         1.0          56.8           729        0.05
Moldova                                      1,368         0.09           165.0         7.6         157.4         1,618        0.10
Mongolia                                       466         0.03            56.2         2.3          53.9           716        0.04
Morocco                                      4,973         0.32           599.9        34.8         565.1         5,223        0.32
Mozambique                                     930         0.06           112.2         4.8         107.4         1,180        0.07
Myanmar                                      2,484         0.16           299.7        16.1         283.6         2,734        0.17
Namibia                                      1,523         0.10           183.7         8.8         174.9         1,773        0.11
Nepal                                          968         0.06           116.8         4.6         112.1         1,218        0.08
Netherlands                                 35,503         2.26         4,282.9       264.8       4,018.1        35,753        2.21
New Zealand                                  7,236         0.46           872.9        51.9         821.0         7,486        0.46
Nicaragua                                      608         0.04            73.3         2.1          71.3           858        0.05
Niger                                          852         0.05           102.8         3.8          99.0         1,102        0.07
Nigeria                                     12,655         0.81         1,526.6        92.7       1,433.9        12,905        0.80
Norway                                       9,982         0.64         1,204.2        72.6       1,131.6        10,232        0.63
Oman                                         1,561         0.10           188.3         9.1         179.2         1,811        0.11
Pakistan                                     9,339         0.59         1,126.6        67.8       1,058.9         9,589        0.59
Palau                                           16            *             1.9         0.2           1.8           266        0.02
Panama                                         385         0.02            46.4         3.2          43.2           635        0.04
Papua New Guinea                             1,294         0.08           156.1         7.1         149.0         1,544        0.10
Paraguay                                     1,229         0.08           148.3         6.6         141.6         1,479        0.09
Peru                                         5,331         0.34           643.1        37.5         605.6         5,581        0.35
Philippines                                  6,844         0.44           825.6        48.9         776.7         7,094        0.44
Poland                                      10,908         0.69         1,315.9        79.6       1,236.3        11,158        0.69
Portugal                                     5,460         0.35           658.7        38.5         620.2         5,710        0.35
Qatar                                        1,096         0.07           132.2         9.0         123.3         1,346        0.08
Romania                                      4,011         0.26           483.9        30.5         453.4         4,261        0.26
Russian Federation                          44,795         2.85         5,403.8       333.9       5,070.0        45,045        2.79
Rwanda                                       1,046         0.07           126.2         5.2         120.9         1,296        0.08
St. Kitts and Nevis                            275         0.02            33.2         0.3          32.9           525        0.03
St. Lucia                                      552         0.04            66.6         1.5          65.1           802        0.05
St. Vincent and the Grenadines                 278         0.02            33.5         0.3          33.2           528        0.03
Samoa                                          531         0.03            64.1         1.4          62.7           781        0.05
San Marino                                     595         0.04            71.8         2.5          69.3           845        0.05
Sao Tome and Principe                          495         0.03            59.7         1.1          58.6           745        0.05
Saudi Arabia                                44,795         2.85         5,403.8       335.0       5,068.9        45,045        2.79
Senegal                                      2,072         0.13           250.0        13.0         237.0         2,322        0.14
Serbia and Montenegro                        1,597         0.10           192.7        16.9         175.7         1,847        0.11

------------------------------------------------------------------------------------------------------------------------------------
                                                                 SUBSCRIPTIONS                                   VOTING POWER
                                      ----------------------------------------------------------------------------------------------
                                                                                               AMOUNTS         NUMBER
                                                   PERCENTAGE         TOTAL       AMOUNTS      SUBJECT           OF      PERCENTAGE
MEMBER                                   SHARES     OF TOTAL         AMOUNTS     PAID IN(1)   TO CALL(1,2)     VOTES     OF TOTAL
------------------------------------------------------------------------------------------------------------------------------------
Seychelles                                     263        0.02%        $   31.7     $   0.2      $   31.6           513       0.03%
Sierra Leone                                   718         0.05            86.6         3.0          83.6           968        0.06
Singapore                                      320         0.02            38.6         3.9          34.7           570        0.04
Slovak Republic                              3,216         0.20           388.0        23.0         365.0         3,466        0.21
Slovenia                                     1,261         0.08           152.1         9.5         142.6         1,511        0.09
Solomon Islands                                513         0.03            61.9         1.2          60.7           763        0.05
Somalia                                        552         0.04            66.6         3.3          63.3           802        0.05
South Africa                                13,462         0.86         1,624.0        98.8       1,525.2        13,712        0.85
Spain                                       27,997         1.78         3,377.4       206.8       3,170.6        28,247        1.75
Sri Lanka                                    3,817         0.24           460.5        26.1         434.3         4,067        0.25
Sudan                                          850         0.05           102.5         7.2          95.3         1,100        0.07
Suriname                                       412         0.03            49.7         2.0          47.7           662        0.04
Swaziland                                      440         0.03            53.1         2.0          51.1           690        0.04
Sweden                                      14,974         0.95         1,806.4       110.2       1,696.2        15,224        0.94
Switzerland                                 26,606         1.69         3,209.6       197.2       3,012.4        26,856        1.66
Syrian Arab Republic                         2,202         0.14           265.6        14.0         251.7         2,452        0.15
Tajikistan                                   1,060         0.07           127.9         5.3         122.5         1,310        0.08
Tanzania                                     1,295         0.08           156.2        10.0         146.2         1,545        0.10
Thailand                                     6,349         0.40           765.9        45.2         720.7         6,599        0.41
Timor-Leste                                    517         0.03            62.4         1.9          60.4           767        0.05
Togo                                         1,105         0.07           133.3         5.7         127.6         1,355        0.08
Tonga                                          494         0.03            59.6         1.1          58.5           744        0.05
Trinidad and Tobago                          2,664         0.17           321.4        17.6         303.7         2,914        0.18
Tunisia                                        719         0.05            86.7         5.7          81.1           969        0.06
Turkey                                       8,328         0.53         1,004.6        59.8         944.8         8,578        0.53
Turkmenistan                                   526         0.03            63.5         2.9          60.5           776        0.05
Uganda                                         617         0.04            74.4         4.4          70.1           867        0.05
Ukraine                                     10,908         0.69         1,315.9        79.3       1,236.6        11,158        0.69
United Arab Emirates                         2,385         0.15           287.7        22.6         265.1         2,635        0.16
United Kingdom                              69,397         4.42         8,371.7       539.5       7,832.2        69,647        4.31
United States                              264,969        16.86        31,964.5     1,998.4      29,966.2       265,219       16.40
Uruguay                                      2,812         0.18           339.2        18.6         320.7         3,062        0.19
Uzbekistan                                   2,493         0.16           300.7        16.1         284.7         2,743        0.17
Vanuatu                                        586         0.04            70.7         1.8          68.9           836        0.05
Venezuela, Republica Bolivariana de         20,361         1.30         2,456.2       150.8       2,305.5        20,611        1.27
Vietnam                                        968         0.06           116.8         8.1         108.7         1,218        0.08
Yemen, Republic of                           2,212         0.14           266.8        14.0         252.8         2,462        0.15
Zambia                                       2,810         0.18           339.0        20.0         319.0         3,060        0.19
Zimbabwe                                     3,325         0.21           401.1        22.4         378.7         3,575        0.22
                                      ------------- ------------  ----------------------------------------  ------------ -----------
Total--June 30, 2003(2)                  1,571,412       100.00%       $189,567     $11,478      $178,089     1,617,412      100.00%
                                      ============= ============  ========================== =============  ============ ===========

Total--June 30, 2002                     1,570,895       100.00%       $189,505     $11,476      $178,029     1,616,645
                                      ============= ============  ========================== =============  ============

* INDICATES AMOUNTS LESS THAN 0.005 PERCENT.


NOTES


1. SEE NOTES TO FINANCIAL STATEMENTS--NOTE B.
2. MAY DIFFER FROM THE SUM OF INDIVIDUAL FIGURES SHOWN DUE TO ROUNDING.

   THE NOTES TO FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliates are disclosed in the notes that follow. IDA's main goal is to reduce poverty through promoting sustainable economic development in the less developed areas of the world included in IDA's membership by providing a combination of grants and financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes between member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States of America and with International Financial Reporting Standards. On July 31, 2003, the Board of Executive Directors approved these financial statements for issue.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provision for losses on loans and guarantees, the determination of net periodic income from pension and other postretirement benefits plans, and the present value of benefit obligations.

Certain reclassifications of the prior years' information have been made to conform with the current year's presentation.

ACCOUNTING FOR DERIVATIVES: IBRD complies with the derivative accounting requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its amendments, as well as International Accounting Standard (IAS) 39, "Financial Instruments:
Recognition and Measurement". These standards, collectively referred to as FAS 133 in this document, require that derivative instruments, as defined by these standards, be recorded on the balance sheet at fair value.

IBRD uses derivative instruments in its investments and borrowings portfolios and for asset/liability management purposes. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not make fully evident the risk management strategies that IBRD employs.

TRANSLATION OF CURRENCIES: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its operations in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Equity with those of the net loans outstanding.

Assets and liabilities are translated at market exchange rates in effect at the end of the period. Income and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during each month. Translation adjustments are charged or credited to Accumulated Other Comprehensive Income.

VALUATION OF CAPITAL STOCK: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of "U.S. dollars of the weight and fineness in effect on July 1, 1944" (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words "U.S. dollars of the weight and fineness in effect on July 1, 1944" in
Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

MAINTENANCE OF VALUE: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value (MOV), at the time of subscription, of such restricted currencies (see Note B), requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net MOV amounts relating to restricted currencies out on loan, and amounts that have been reclassified from receivables for those countries that have been in arrears for two years or more, are included as a component of equity under Amounts to Maintain Value of Currency Holdings. For amounts on loan, these MOV amounts are shown as a component of Equity since MOV becomes effective only as such currencies are repaid to IBRD.

RETAINED EARNINGS: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus and Cumulative FAS 133 Adjustments) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments--Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan (SRP) and other postretirement benefits plans, and the cumulative accounting income for these plans, from prior fiscal years. This Pension Reserve will be reduced in future fiscal years if pension accounting expenses exceed the actual funding of these plans.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

The Cumulative FAS 133 Adjustments consist of the effects associated with the application of FAS 133 from prior years. At June 30, 2003, this amount includes the one-time cumulative effect of the adoption of FAS 133 on July 1, 2000, the reclassification and amortization of the transition adjustments for prior fiscal years, and the unrealized gains or losses on certain derivative instruments, as defined by FAS 133, for prior fiscal years.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve after an assessment by the Executive Directors of IBRD's reserve needs. Upon recommendation by the Executive Directors, the Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus to various entities for development purposes consistent with IBRD's Articles of Agreement.

LOANS: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system.

Any loan origination fees incorporated in a loan's terms are deferred and recognized over the life of the loan as an adjustment of yield. However, incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered insignificant. The unamortized balance of loan origination fees is included as a reduction of Loans Outstanding on the balance sheet, and the loan origination fees amortization is included in Interest under Income from Loans on the income statement.

It is IBRD's practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion.

In addition, during fiscal years 1996 and 2002, exceptions were made to that practice with regard to Bosnia and Herzegovina (BiH) and Serbia and Montenegro
(SAM), formerly the Federal Republic of Yugoslavia, respectively, in connection with their succession to membership of the former Socialist Federal Republic of Yugoslavia (SFRY). One component of the financial assistance packages for BiH and SAM, was a plan for the clearance of arrears under all loans to the former SFRY for which they undertook responsibility. Under the arrears clearance plans, the accumulated arrears on loans to the former SFRY which were assumed by BiH and SAM were cleared through the issuance of new loans extended by IBRD.

IBRD's treatment of BiH and SAM was based on criteria approved by the Executive Directors in connection with the financial assistance package for BiH in fiscal year 1996. These criteria limit eligibility for such treatment to a country: (a) that has emerged from a current or former member of IBRD; (b) that is assuming responsibility for a share of the debt of such member; (c) that, because of a major armed conflict in its territory involving extensive destruction of physical assets, has limited creditworthiness for servicing the debt it is assuming; and (d) for which rescheduling/refinancing would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. This treatment was based on a precedent established in 1975 after Bangladesh became independent from Pakistan. IBRD does not believe that any other borrowers with loans in nonaccrual status currently meet these eligibility criteria.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans made to or guaranteed by that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed into nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance, the member's loans may not automatically emerge from nonaccrual status, even though the member's eligibility for new loans may have been restored. A decision on the restoration of accrual status is made on a case-by-case basis after a suitable period of payment performance has passed from the time of arrears clearance.

GUARANTEES: IBRD provides guarantees of loans undertaken for, or securities issued in support of, projects located within a member country eligible for IBRD loans, as well as loans undertaken or securities issued by entities eligible for IBRD adjustment lending. These financial guarantees are commitments issued by IBRD to guarantee payment performance by a borrower to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee is called, IBRD has the contractual right to require payment from the member country in whose territory the project is located, on demand, or as IBRD may otherwise direct.

Prior to January 1, 2003, IBRD recorded a liability for the probable losses related to guarantees outstanding. In addition, fee income received from these guarantees was deferred and amortized over the period of benefit. The provision for losses on guarantees as well as the unamortized balance of the deferred guarantee fee income are included in Accounts Payable and Other Liabilities on the balance sheet. For guarantees issued or modified after December 31, 2002, in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others", IBRD will record the fair value of the obligation to stand ready in the financial statements. IBRD has not issued or modified any guarantees after December 31, 2002.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES: Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or loan charges. These present value losses are equal to the difference between the present value of payments of interest and charges made according to the related loan's contractual terms and the present value of its expected future cash flows. IBRD has not written off any of its loans.

Management determines the appropriate level of accumulated provisions for losses on loans and guarantees on a borrower-by-borrower basis for both the nonaccrual and accrual portfolios at the balance sheet date. The appropriate level of provisions for each borrower is estimated as the sum product of its expected default frequency (or probability of default to IBRD), its loans outstanding (plus the present value of guarantees), and the assumed severity of loss given default. This methodology considers the present value of expected cash flows relative to the contractual cash flows for each borrower.

Judgments on borrowers' expected default frequencies and severities are based on many factors such as assessments of borrowers' past and prospective economic performance and economic policy framework. IBRD periodically reviews such factors and reassesses the adequacy of the accumulated provision for losses on loans and guarantees accordingly. Adjustments to the accumulated provision are recorded as a charge or addition to income.

CASH AND LIQUID INVESTMENTS: IBRD considers unrestricted cash, as well as financial instruments held in the investment portfolio as elements of liquidity in the Statement of Cash Flows, since they are readily convertible to known amounts of cash within ninety days.

INVESTMENTS: Investment securities are classified based on management's intention on the date of purchase, their nature, and IBRD's policies governing the level and use of such investments. At June 30, 2003 and June 30, 2002, all investment securities were held in a trading portfolio. Investment securities and related financial instruments held in IBRD's Trading portfolio are carried and reported at fair value, using trade-date accounting. The first-in first-out
(FIFO) method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Unrealized gains and losses for investment securities and related financial instruments held in the Trading portfolio are included in income. Derivative instruments are used in liquidity management to take advantage of profitable trading opportunities and as a proxy for cash securities. These derivatives are carried at fair value. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

SECURITIES PURCHASED UNDER RESALE AGREEMENTS AND SECURITIES SOLD UNDER REPURCHASE AGREEMENTS AND PAYABLE FOR CASH COLLATERAL RECEIVED: Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at historical cost. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, requires additional collateral.

NONNEGOTIABLE NONINTEREST-BEARING DEMAND OBLIGATIONS ON ACCOUNT OF SUBSCRIBED
CAPITAL: Payments on these instruments are due to IBRD upon demand and are held in bank accounts which bear IBRD's name. Accordingly, these instruments are carried and reported at face value as assets on the balance sheet.

BORROWINGS: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value), adjusted for any unamortized premiums or discounts, and include adjustments for embedded derivatives and fair value hedges that existed at June 30, 2000, as required by FAS 133. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in Interest under Borrowing Expenses on the income statement.

IBRD uses derivatives in its borrowing and liability management activities to take advantage of cost saving opportunities across capital markets to mitigate risks as well as lower its funding costs. These derivatives are used to modify the interest rate and/or currency characteristics of the borrowing portfolio, and are carried at fair value in accordance with FAS 133. The interest component of these derivatives is recognized as an adjustment to the borrowing cost over the life of the derivative contract and included in Interest under Borrowing Expenses on the income statement.

VALUATION OF FINANCIAL INSTRUMENTS: Derivative financial instruments and investment securities are recorded in IBRD's financial statements at fair value. Disclosures related to the fair value of these, and other financial instruments are included in Note O. Fair value is based on market quotations when possible. Financial instruments for which market quotations are not readily available have been valued based on discounted cash flow models using market estimates of cash flows and discount rates. All the financial models used for valuing IBRD's financial instruments are subject to both internal and periodic external verification and review by qualified personnel. These models use market sourced inputs such as interest rate yield curves, exchange rates, and option volatilities. Selection of these inputs may involve some judgement, as does estimating prices when no external parameters exist.

ACCOUNTING AND REPORTING DEVELOPMENTS: In January 2003 and April 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" and Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on derivative Instruments and Hedging Activities", respectively. These Standards did not have a material impact on IBRD's financial statements for the fiscal year ended June 30, 2003.

There were no significant changes in the relevant International Financial Reporting Standards that would have an impact on IBRD's financial statements.


NOTE B--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE, AND
MEMBERSHIP

CAPITAL STOCK: At June 30, 2003, IBRD's capital comprised 1,581,724 authorized shares(1,581,724 shares--June 30, 2002), of which 1,571,412 shares had been subscribed (1,570,895 shares--June 30, 2002). Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,478 million ($11,476 million--June 30, 2002) has been paid in, and the remaining $178,089 million ($178,029 million--June 30, 2002) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans.

CURRENCIES SUBJECT TO RESTRICTIONS: A portion of capital subscriptions paid in to IBRD has been paid in the local currencies of the members. These amounts, referred to as restricted currencies, are usable by IBRD in its lending operations, only with the consent of the respective members, and for administrative expenses.

MAINTENANCE OF VALUE: Of the total amount of $331 million ($641 million--June 30, 2002) included in Amounts to Maintain Value of Currency Holdings, which has been deducted from equity, $176 million ($195 million--June 30, 2002) represents MOV receivables for countries that have amounts in arrears for two years or more. IBRD still considers these MOV receivables in arrears as obligations due from the members concerned. The remaining $155 million ($446 million--June 30, 2002) represents net MOV amounts relating to restricted currencies out on loan that become payable under the same terms as other MOV obligations only after such currencies are repaid to IBRD.


NOTE C - INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits, asset-backed securities, repurchase agreements, securities loans, resale agreements and related financial derivatives including futures, forward contracts, currency swaps, cross-currency interest rate swaps, interest rate swaps, options and short sales.

For government and agency obligations, IBRD may only invest in obligations issued or unconditionally guaranteed by governments of countries with a minimum credit rating of AA; however, if such obligations are denominated in the home currency of the issuer, no rating is required. IBRD may only invest in obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity with a minimum credit rating of AA. For asset-backed securities, IBRD may only invest in securities with a AAA credit rating.

With respect to futures and options, IBRD generally closes out most open positions prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures and options contracts. Futures contracts generally entail daily settlement of the variation margin.

For options, IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts as part of its investment portfolio strategy.

As of June 30, 2003, IBRD had $428 million ($102 million--June 30, 2002) of short sales included in Payable for Investment Securities Purchased on the balance sheet.

As of June 30, 2003, IBRD had received $212 million ($1,833 million--June 30,
2002) of securities under resale agreements. None of these securities had been transferred under repurchase or security lending agreements as of June 30, 2003 or June 30, 2002.

LIQUID PORTFOLIO: A summary of IBRD's position in trading and other liquid portfolio instruments at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------
                                                          FY 2003             FY 2002
                                                       --------------     --------------
                                                       CARRYING VALUE     CARRYING VALUE
                                                       --------------     --------------
INVESTMENTS--TRADING
   Government and agency obligations                       $ 10,061         $  8,959
   Time deposits                                             13,363           10,196
   Asset-backed securities                                    4,492            5,100
   Options and futures                                            3                1
                                                           --------         --------
   TOTAL                                                     27,919           24,256
                                                           --------         --------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS                    212            1,820
REPURCHASE AGREEMENTS AND SECURITIES LOANS                     (153)              --
                                                           --------         --------
INVESTMENT HOLDINGS EXCLUDING SWAPS                          27,978           26,076
                                                           --------         --------
RECEIVABLE FROM CURRENCY AND INTEREST RATE SWAPS
   Currency swaps                                             2,631            2,497
   Cross-currency interest rate swaps                         7,620            7,435
   Interest rate swaps                                           50                8
                                                           --------         --------
   TOTAL                                                     10,301            9,940
                                                           --------         --------
PAYABLE FOR CURRENCY AND INTEREST RATE SWAPS
   Currency swaps                                            (2,651)          (2,664)
   Cross-currency interest rate swaps payable                (9,117)          (8,106)
   Interest rate swaps                                          (94)             (57)
                                                           --------         --------
   TOTAL                                                    (11,862)         (10,827)
                                                           --------         --------
INVESTMENT HOLDINGS INCLUDING SWAPS                        $ 26,417         $ 25,189
                                                           ========         ========

--------------------------------------------------------------------------------

The following tables summarize IBRD's trading and other liquid portfolio instruments excluding and including swaps, by currency:

INVESTMENT HOLDINGS EXCLUDING SWAPS

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

---------------------------------------------------------------------------------------------------------------
                                               2003                                    2002
                               --------------------------------------------------------------------------------
                                                         AVERAGE                                 AVERAGE
                               CARRYING      AVERAGE     REPRICING     CARRYING     AVERAGE      REPRICING
CURRENCY                       VALUE         YIELD (%)   (YEARS)(a)     VALUE        YIELD (%)    (YEARS)(a)
---------------------------------------------------------------------------------------------------------------
     Euro                       $ 8,956         2.49         1.20        $ 7,504         4.01         1.11

     Japanese Yen                 1,150         0.19         1.95          1,887         0.14         1.72
     U.S. Dollars                16,738         1.49         0.16         15,484         2.29         0.30
     Others                       1,134         2.63         0.05          1,201         3.39         0.05
                              ----------   ----------   ----------     ----------   ----------   ----------
     TOTAL                      $27,978         1.81         0.56        $26,076         2.69         0.62
                              ==========   ==========   ==========     ==========   ==========   ==========

INVESTMENT HOLDINGS INCLUDING SWAPS

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
---------------------------------------------------------------------------------------------------------------
                                              2003                                    2002
                               --------------------------------------------------------------------------------
CURRENCY                       CARRYING      AVERAGE     Average       CARRYING     AVERAGE      AVERAGE
                               VALUE         YIELD (%)   Repricing     VALUE        YIELD (%)    REPRICING
                                                         (years)(a)                              (YEARS)(a)
------------------------------ ------------- -------------------------------------- ---------------------------
      U.S. Dollars              $25,673         1.47         0.12        $24,327         2.13         0.16
      Others                        744         2.70         0.01            862         2.68         0.03
                              ----------   ----------   ----------     ----------   ----------   ----------
      TOTAL                     $26,417         1.53         0.12        $25,189         2.17         0.15
                              ==========   ==========   ==========     ==========   ==========   ==========

---------------------------------------------------------------------------------------------------------------

(a) The average repricing represents the remaining period to the contractual repricing or maturity date, whichever is earlier. This indicates the average length of time for which interest rates are fixed.

NOTE D--LOANS AND GUARANTEES

IBRD's loan portfolio includes multicurrency loans, single currency pool loans, single currency loans and fixed spread loans. Single currency loans and fixed spread loans include special structural and sector adjustment loans. At June 30, 2003 only variable spread loans and fixed spread loans, including special structural and sector adjustment loans were available for new commitments.

WAIVERS OF LOAN INTEREST AND COMMITMENT CHARGES

For fiscal year 2003, IBRD continued to offer waivers of a portion of interest owed by all eligible borrowers. For the fiscal year ended June 30, 2003, the effect of this waiver was to reduce Net Income by $93 million, ($102 million-- June 30, 2002, $139 million--June 30, 2001). In addition, IBRD continued to waive a portion of the commitment charge on undisbursed balances on all its loans, except for special structural and sector adjustment loans and certain other loans which are not eligible for the waiver. For the fiscal year ended June 30, 2003, the effect of this waiver was to reduce net income by $146 million ($156 million--June 30, 2002, $169 million--June 30, 2001).

A summary of IBRD's outstanding loans by currency and product at June 30, 2003 and June 30, 2002 follows:


IN MILLIONS OF U.S. DOLLARS EQUIVALENT

-----------------------------------------------------------------------------------------------------------------------------------
                                                               2003
                 ------------------------------------------------------------------------------------------------------------------
                                           JAPANESE             U.S.
                          EURO               YEN               DOLLARS              OTHERS          LOANS OUTSTANDING
                 -------------------- ----------------- --------------------- ------------------- --------------------- -----------
                   FIXED    ADJUST.     FIXED   ADJUST.    FIXED     ADJUST.    FIXED    ADJUST.     FIXED     ADJUST.     TOTAL
--------------   --------- ---------- -------- -------- ---------- ---------- --------- --------- ---------- ---------- -----------
Multicurrency
 loans(a,b)
   Amount         $   99   $ 7,538     $   54   $6,878    $   169    $ 6,668    $  93     $1,644    $   415    $22,728    $ 23,143
   Weighted
    average
    rate(%)(c)      8.16      4.62       7.68     4.62       7.98       4.62     7.67       4.62       7.92       4.62        4.68
Single
 currency
 pools
   Amount         $   --    $ 2,703   $   --    $   31    $    --    $17,756    $  --     $   --    $    --    $20,490    $ 20,490
   Weighted
    average
    rate (%)(c)       --       5.67       --      1.07         --       7.15       --         --         --       6.95        6.95
   Average
    Maturity
    (years)           --       3.41       --      2.54         --       3.44       --         --         --       3.43        3.43
Single
 currency
 loans
   Amount         $  685    $ 2,694   $   --    $  157    $14,630    $41,897    $  --     $    2    $15,315    $44,750    $ 60,065
   Weighted
    average
    rate (%)(c)     5.44       2.66       --      0.29       6.49       1.89       --       0.63       6.45       1.93        3.08
   Average
     Maturity
     (years)        3.81       6.05       --      6.58       3.79       5.58       --       3.47       3.79       5.61        5.15
Fixed-spread
 loans
   Amount         $2,216    $ 1,468   $    *    $   --    $ 1,974    $ 6,884    $  --     $   --    $ 4,190    $ 8,352    $ 12,542
   Weighted
    average
    rate (%)(c)     5.72       2.85       --        --       5.31       1.86       --         --       5.53       2.04        3.20
   Average
    maturity
    (years)        13.68      12.50       --        --       9.26       8.07       --         --      11.60       8.85        9.77
                 --------- ---------- -------- -------- ---------- ---------- --------- --------- ---------- ---------- -----------
TOTAL LOANS
   Amount         $3,000    $14,403   $   54    $7,066    $16,773    $73,205    $  93     $1,646    $19,920    $96,320    $116,240
   Weighted
    average
    rate (%)(c)    5.73       4.27     7.68      4.51       6.37       3.41     7.67       4.61        6.28       3.64        4.09
                                                                                                                        -----------
     TOTAL LOANS                                                                                                          $116,240

   Less accumulated provision for loan losses and deferred loan income                                                       4,478
                                                                                                                        -----------
     Net loans outstanding                                                                                                $111,762
                                                                                                                        ===========

NOTE:  FOR FOOTNOTES SEE FOLLOWING PAGE.

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                                          2002
                 ------------------------------------------------------------------------------------------------------------------
                                         JAPANESE               U.S.
                        EURO                YEN                DOLLARS              OTHERS          LOANS OUTSTANDING
                 -------------------- ----------------- --------------------- ------------------- --------------------- -----------
                   FIXED     ADJUST.   FIXED    ADJUST.    FIXED     ADJUST.    FIXED    ADJUST.    FIXED      ADJUST.     TOTAL
--------------   --------- ---------- -------- -------- ---------- ---------- --------- --------- ---------- ---------- -----------
Multicurrency
 loans(a,b)
  Amount           $  120    $ 8,586    $  82   $9,022    $   197   $ 8,785      $102    $1,683    $   501   $ 28,076     $ 28,577
  Weighted average
   rate (%)(c)       8.17       5.03     7.84     5.03       7.77      5.03      7.66      5.03       7.85       5.03         5.08
Single currency
 pools
  Amount           $   --    $ 2,835    $  --   $   40    $     1   $22,710     $  --    $   --          1    $25,585     $ 25,586
  Weighted average
   rate (%)(c)         --       6.65       --     1.72      11.60      8.32        --        --      11.60       8.12         8.12
  Average Maturity
   (years)             --       3.72       --     2.86       0.47      3.86        --        --       0.47       3.84         3.84
Single currency
 loans
  Amount           $  623    $ 2,045    $  --    $ 139    $15,250   $42,350     $  --    $    2    $15,873   $ 44,536     $ 60,409
  Weighted average
   rate (%)(c)       5.47       3.82       --     0.28       6.64      2.86        --      1.71       6.59       2.90         3.87
  Average Maturity
   (years)           4.33       6.40       --     6.48       4.26      5.70        --      3.97       4.26       5.73         5.35
Fixed-spread
 loans
  Amount           $1,903    $   990    $  --   $    1    $   565   $ 3,558     $  --        --     $2,468    $ 4,549     $  7,017
  Weighted average
   rate (%)(c)       5.72       4.10       --     0.59       6.64      2.63        --        --       5.93       2.95         4.00
Average maturity
 (years)            14.74      14.44       --    13.34       9.56      8.34        --        --      13.55       9.67        11.04
                 --------- ---------- -------- -------- ---------- ---------- --------- --------- ---------- ---------- -----------
TOTAL LOANS
  Amount           $2,646    $14,456    $  82   $9,202    $16,013   $77,403     $ 102    $1,685    $18,843   $102,746     $121,589
  Weighted average
   rate (%)(c)       5.77       5.12     7.84     4.95       6.65      4.70      7.66      5.03       6.54       4.79         5.06
                                                                                                                        -----------

TOTAL LOANS                                                                                                               $121,589
  Less accumulated provision for loan losses and deferred loan income                                                        5,442
                                                                                                                        -----------
Net loans outstanding                                                                                                     $116,147
                                                                                                                        ===========

--------------------
a. INCLUDES LOANS ISSUED PRIOR TO 1980, AND LOANS TO IFC, IN ADDITION TO MULTICURRENCY POOL LOANS.

b. AVERAGE MATURITY - MULTICURRENCY LOANS. IBRD MAINTAINS A TARGETED CURRENCY COMPOSITION IN ITS MULTICURRENCY LOANS. THE PRESENT TARGET RATIO IS ONE U.S. DOLLAR FOR EVERY 125 JAPANESE YEN AND ONE EURO. THESE THREE MAJOR CURRENCIES COMPRISE AT LEAST 90% OF THE MULTICURRENCY LOANS' U.S. DOLLAR EQUIVALENT VALUE, WITH THE REMAINDER IN OTHER CURRENCIES. THE COMPOSITION OF THE MULTICURRENCY LOANS IS AFFECTED BY THE SELECTION OF CURRENCIES FOR DISBURSEMENTS ON THOSE LOANS AND BY THE CURRENCIES SELECTED FOR THE BILLING OF THE PRINCIPAL REPAYMENTS. ALONG WITH THE SELECTION OF DISBURSEMENT CURRENCIES, IBRD MANAGES THE SELECTION OF REPAYMENT CURRENCIES TO MAINTAIN THE ALIGNMENT OF THE MULTICURRENCY LOANS' COMPOSITION WITH THE TARGET RATIO. THE SELECTION OF CURRENCIES FOR REPAYMENT BILLING BY IBRD PRECLUDES THE DETERMINATION OF AVERAGE MATURITY INFORMATION FOR MULTICURRENCY LOANS BY INDIVIDUAL CURRENCY. ACCORDINGLY, IBRD ONLY DISCLOSES THE MATURITY PERIODS FOR ITS MULTICURRENCY LOANS ON A COMBINED U.S. DOLLARS EQUIVALENT BASIS.

c.  EXCLUDES EFFECTS OF ANY WAIVERS OF LOAN INTEREST.

*  LESS THAN $0.5 MILLION.

The maturity structure of IBRD's loans at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS

----------------------------------------------------------------------------------------------

                                                      2003
                     -------------------------------------------------------------------------
                      JULY 1, 2003   JULY 1, 2004   JULY 1, 2008
                        THROUGH         THROUGH       THROUGH
 PRODUCT/RATE TYPE   JUNE 30, 2004   JUNE 30, 2008  JUNE 30, 2013   THEREAFTER     TOTAL
-------------------- -------------   -------------  -------------  ------------- -------------
Multicurrency loans
Fixed                   $    294      $    117      $      4       $     --       $    415
Adjustable                 3,568        11,773         6,545            842         22,728
Single currency
   pools
Fixed                         --            --            --             --             --
Adjustable                 3,750        11,670         4,773            297         20,490
Single currency
   loans
Fixed                      1,918         8,743         4,571             83         15,315
Adjustable                 5,030        16,764        16,684          6,272         44,750
Fixed-spread loans
Fixed                          1           412         1,620          2,157          4,190
Adjustable                    --           859         5,493          2,000          8,352
                        --------      --------      --------       --------       --------
All Loans
Fixed                      2,213         9,272         6,195          2,240         19,920
Adjustable                12,348        41,066        33,495          9,411         96,320
                        --------      --------      --------       --------       --------
Total loans
   outstanding          $ 14,561      $ 50,338      $ 39,690       $ 11,651       $116,240
                        ========      ========      ========       ========       ========

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                    2002
                     -------------------------------------------------------------------------
                      JULY 1, 2002    JULY 1, 2003  JULY 1, 2007
                        THROUGH         THROUGH       THROUGH
 PRODUCT/RATE TYPE   JUNE 30, 2003   JUNE 30, 2007  JUNE 30, 2012   THEREAFTER      TOTAL
-------------------- -------------   -------------  -------------  ------------- -------------
Multicurrency loans
Fixed                   $    311      $    177      $     13       $     --       $    501
Adjustable                 3,897        13,574         9,153          1,452         28,076
Single currency
   pools
Fixed                          1            --            --             --              1
Adjustable                 4,168        13,528         7,075            814         25,585
Single currency
   loans
Fixed                      1,433         8,517         5,784            139         15,873
Adjustable                 3,662        18,118        15,823          6,933         44,536
Fixed-spread loans
Fixed                         --           193           742          1,533          2,468
Adjustable                    --           297         2,836          1,416          4,549
                        --------      --------      --------       --------       --------
All Loans
Fixed                      1,745         8,887         6,539          1,672         18,843
Adjustable                11,727        45,517        34,887         10,615        102,746
                        --------      --------      --------       --------       --------
Total loans
   outstanding          $ 13,472      $ 54,404      $ 41,426       $ 12,287       $121,589
                        ========      ========      ========       ========       ========

GUARANTEES

IBRD has provided partial guarantees of loans syndicated by other financial institutions for projects. In addition, IBRD has also provided partial guarantees of securities issued by an entity eligible for IBRD loans, or in support of programs also financed by IBRD through regular loans. IBRD's partial guarantees of such securities are included in the guarantees amount mentioned below.

Guarantees of $1,254 million were outstanding at June 30, 2003 ($1,574 million--June 30, 2002). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and are not included in the balance sheet. Most of these guarantees have maturities ranging between 10 and 15 years, and expire in decreasing amounts through 2012.

At June 30, 2003, liabilities related to IBRD's obligations under guarantees of $33 million ($55 million--June 30, 2002), have been included in Accounts Payable and Miscellaneous Liabilities on the balance sheet. These include the accumulated provision for guarantee losses of $24 million ($41 million--June 30, 2002).

During the second quarter of fiscal year 2003, IBRD's guarantee of certain bonds that had been issued by Argentina was called and, in accordance with the terms of the guarantee, IBRD made a payment of $250 million to the holders of such guarantee on October 15, 2002. Pursuant to the terms of the reimbursement agreement between IBRD and Argentina, IBRD directed Argentina to reimburse IBRD for the entire $250 million in four equal semi-annual installments, commencing October 15, 2005, and to repay interest on the outstanding amount at LIBOR plus 400 basis points. The outstanding amount of $250 million is included in Loans Outstanding on the balance sheet at June 30, 2003. No other guarantees provided by IBRD have been called as of June 30, 2003.

OVERDUE AMOUNTS

At June 30, 2003, no loans payable to IBRD, other than those referred to in the following table, were overdue by more than three months. The following table provides a summary of selected financial information related to loans in nonaccrual status as of June 30:


IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                  2003       2002       2001
                                                                 ------     ------     ------
Recorded investment in nonaccrual loans(a)                       $3,012     $2,755     $2,832
Overdue amounts of nonaccrual loans:
  Principal payments                                             $  319     $  336     $1,331
  Interest and charges                                              310        313      1,087
                                                                 ------     ------     ------
                                                                 $  629     $  649     $2,418
                                                                 ------     ------     ------
Average recorded investment in nonaccrual loans                  $2,793     $2,897     $2,424
Accumulated provision for loan losses on nonaccrual loans(b)     $1,269     $1,523     $1,237
Interest income recognized on nonaccrual loans during fiscal
   year                                                          $  113     $   84     $  136
Interest income not earned as a result of loans being in
   nonaccrual status                                             $   28     $   34     $   80

--------------------
a. A LOAN LOSS PROVISION HAS BEEN MADE AGAINST EACH OF THE LOANS IN THE NONACCRUAL PORTFOLIO.

b. CERTAIN RECLASSIFICATIONS OF THE PRIOR YEARS' INFORMATION HAVE BEEN MADE TO CONFORM WITH THE CURRENT YEAR'S PRESENTATION.

A summary of countries with loans or guarantees in nonaccrual status follows:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                               2003
                              -------------------------------------------------------------------
                                                           PRINCIPAL AND
        BORROWER              PRINCIPAL OUTSTANDING       CHARGES OVERDUE       NONACCRUAL SINCE
----------------------------  ---------------------       ----------------     ------------------
WITH OVERDUES
Iraq                                        $46                  $90              December 1990
Liberia                                     142                  348              June 1987
Seychelles                                    3                    1              August 2002
Zimbabwe                                    433                  190              October 2000
                                         ------               ------
Total                                       624                  629
WITHOUT OVERDUES
Serbia and Montenegro                     2,388                   --              September 1992
                                         ------               ------
TOTAL                                    $3,012                 $629
                                         ======               ======

In July 2002, the Syrian Arab Republic and the Democratic Republic of Congo cleared all of their overdue payments with IBRD, and all IBRD loans to, or guaranteed by, these two countries were restored to accrual status. As a result, income from loans for the fiscal year ended June 30, 2003 increased by $57 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. These events were considered in determining the adequacy of the provision for loan losses at June 30, 2002.

The arrears clearance of $131 million by the Democratic Republic of Congo, was accomplished using bridge financing provided by an international financial institution. On the same day of the arrears clearance, IDA disbursed a development credit to this country in support of economic reform and poverty reduction programs. Part of the proceeds of this development credit was used to repay the bridge financing. The development credit was funded by IDA resources other than transfers from IBRD.

On January 8, 2002, the accumulated arrears on loans for which SAM undertook responsibility were cleared through six new loans extended by IBRD. These new loans included the loan principal outstanding assumed by SAM as part of its conditions for succession to membership, as well as all unpaid interest and charges related to the SFRY loans for which SAM undertook responsibility.

During the fiscal year ended June 30, 2002, all IBRD loans to or guaranteed by BiH, Cote d'Ivoire, and the Republic of Congo were restored to accrual status. Income from loans for the fiscal year ended June 30, 2002 increased by $48 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Each of the arrears clearances of $25 million for Cote d'Ivoire, and $34 million for the Republic of Congo, was accomplished using bridge financing provided by an international financial institution. On the same day that the international financial institution provided financing, IDA disbursed development credits to the respective country in support of economic reform and poverty reduction programs. Some or all of the proceeds from these development credits were used to repay the bridge financing. The development credits were funded by IDA resources other than transfers from IBRD.

ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES

IBRD has always eventually collected all contractual principal and interest on its loans. However, IBRD suffers losses resulting from the difference between the discounted present value of payments for interest and charges according to the related loan's contractual terms and the actual cash flows. Certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. To recognize the probable losses inherent in its loan and guarantee portfolio, IBRD maintains an accumulated provision for losses on loans and guarantees.

During June 1996 and January 2002, the accumulated arrears on loans to the former SFRY, for which BiH and SAM undertook responsibility, were cleared through the issuance of new loans extended by IBRD to the two countries. These loans included unpaid interest and charges related to SFRY's loans. This resulted in an increase in loans outstanding of $168 million for BiH and $799 million for SAM. The offset to these amounts was initially classified as deferred loan income, which is presented along with the accumulated provision for loan losses as a determinant of net loans outstanding on the balance sheet.

During fiscal year 2003, IBRD determined that these reductions should be reclassified as accumulated provision for loan losses to better reflect the nature of these amounts. Accordingly, prior year amounts have been reclassified to conform with the current year's presentation.

Changes to the accumulated provision for losses on loans and guarantees for the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001 are summarized below:

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------

                                                                        JUNE 30,      JUNE 30,      JUNE 30,
                                                                          2003          2002          2001
                                                                        --------      --------      --------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES,
   BEGINNING OF THE FISCAL YEAR                                           $5,094        $4,106        $3,554
Additional amounts held for loans to Serbia and Montenegro                    --           799            --
Provision for losses on loans and guarantees (decrease) increase          (1,300)          (15)          676
Translation adjustment                                                       275           204          (124)
                                                                        --------      --------      --------
ACCUMULATED PROVISION FOR LOSSES ON LOANS AND GUARANTEES, END OF
   THE FISCAL YEAR                                                        $4,069        $5,094        $4,106
                                                                        ========      ========      ========
COMPOSED OF:
Accumulated provision for guarantee losses                                    24            41            32
Accumulated provision for loan losses                                      4,045         5,053         4,074
                                                                        --------      --------      --------
Total                                                                     $4,069        $5,094        $4,106
                                                                        ========      ========      ========

---------------------------------------------------------------------------------------------------------------
                                                        REPORTED AS FOLLOWS
---------------------------------------------------------------------------------------------------------------
                                   BALANCE SHEET                                STATEMENT OF INCOME
                          ------------------------------------------   ----------------------------------------
ALLOWANCE FOR LOSSES ON:
      Loans               Accumulated Provision for Loan Losses        Provision for Losses on Loans and
                                                                               Guarantees
      Guarantees          Accounts Payable and Miscellaneous           Provision for Losses on Loans and
                             Liabilities                                  Guarantees
---------------------------------------------------------------------------------------------------------------

IBRD has endorsed a multilateral initiative for addressing the debt problems of a group of countries, identified as heavily indebted poor countries (HIPCs), to ensure that the reform efforts of these countries will not be put at risk by unsustainable external debt burdens. Under this initiative, creditors are to provide debt relief for those countries that demonstrated good policy performance over an extended period to bring their debt burdens to sustainable levels. IBRD has not entered into any commitments to provide debt relief under this initiative. However, IDA is expected under the HIPC debt initiative, to extend new credits to certain IDA-eligible countries no longer able to borrow on IBRD terms, but with outstanding IBRD debt. These credits will be funded by IDA resources other than transfers from IBRD. In determining the adequacy of the accumulated provision for losses on loans and guarantees, IBRD has taken the situation of these countries into account.

FIFTH DIMENSION PROGRAM

Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA development credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA development credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental development credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental development credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA.

A summary of cumulative IDA development credits committed and disbursed under this program from inception, at June 30, 2003 and June 30, 2002 is presented below:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------

                           2003             2002
                          ------          ------
Commitments               $1,711          $1,706
Less undisbursed              12              16
                          ------          ------
Disbursed and             $1,699          $1,690
   outstanding
                          ======          ======

NOTE E-- BORROWINGS

Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD initiates swap transactions with a list of authorized counterparties. Credit limits have been established for each counterparty.

A summary of IBRD's borrowings portfolio at June 30, 2003 and June 30, 2002 follows:

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2003

IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                   CURRENCY                  INTEREST RATE
                      DIRECT BORROWINGS         SWAP AGREEMENTS(a)          SWAP AGREEMENTS             NET CURRENCY OBLIGATIONS
-------------  -------------------------- ---------------------------- ----------------------------- -------------------------------
                           WGTD.                       WGTD.             NOTIONAL    WGTD.
                           AVG.  AVERAGE     AMOUNT     AVG.  AVERAGE    AMOUNT       AVG.  AVERAGE    AMOUNT      WGTD. AVERAGE
CURRENCY/                  COST  MATURITY    PAYABLE   COST   MATURITY   PAYABLE      COST  MATURITY   PAYABLE     AVG.  MATURITY(b)
 RATE TYPE      AMOUNT     (%)   (YEARS)  (RECEIVABLE)  (%)    (YEARS) (RECEIVABLE)   (%)    (YEARS) (RECEIVABLE) COST(%)  (YEARS)
-------------  ---------  ----- --------- ------------ ------ -------- ------------ ------- -------- ------------ ------- ----------
EURO
Fixed          $ 12,679   6.01     5.33   $   1,212     5.42     3.17     $ 2,644      5.36   9.45 $ 16,535        5.86      5.83
                                            (10,921)    5.85     5.07        (974)     6.61   3.25  (11,895)       5.91      4.93
Adjustable        4,678   5.89     8.39       8,807     2.74     4.55         958      2.13   1.94   14,443        3.72      5.62
                                             (5,610)    5.81     7.60      (2,645)     2.65   9.45   (8,255)       4.80      8.19
JAPANESE YEN
Fixed             5,428   4.51     4.97         119     5.66     0.85       2,241      0.23   1.06    7,788        3.29      3.78
                                             (4,058)    4.93     3.58      (1,576)     2.61   3.38   (5,634)       4.28      3.53
Adjustable        9,764   4.97    24.89       4,217     0.15     1.99       1,576      0.11   3.38   15,557        3.15     16.50
                                            (10,008)    4.57    24.16      (2,241)     0.04   1.06  (12,249)       3.74     19.93
U. S. DOLLARS

Fixed            49,292   5.42     4.44       5,760     9.23     2.10      18,123      5.45   8.19   73,175        5.73      5.19
                                               (150)    7.06     0.68     (46,528)     5.10   4.02  (46,678)       5.10      4.01
Adjustable        1,374   4.13     6.97      41,907     1.01    11.55      52,404      1.13   3.44   95,685        1.12      7.05
                                            (11,712)    1.09     3.70     (23,578)     1.52   6.34  (35,290)       1.38      5.46
OTHERS
Fixed            22,337   5.95     8.62         485     7.62     5.08          --     --     --      22,822        5.98      8.54
                                            (21,796)    5.88     8.27        (173)     6.66   3.26  (21,969)       5.89      8.23
Adjustable          240   3.49    20.53          --    --          --         173      3.46   3.26      413        3.48     13.30
                                               (412)    5.11    13.32          --     --     --        (412)       5.11     13.32
TOTAL            ------   ----    -----     -------                                                 --------      -----     -----
Fixed            89,736   5.58     5.64       7,576                        23,008                   120,320        5.64      5.82
                                            (36,925)                      (49,251)                  (86,176)       5.36      5.18
Adjustable       16,056   5.15    18.49      54,931                        55,111                   126,098        1.68      8.07
                                            (27,742)                      (28,464)                  (56,206)       2.42      9.07
                -------   ----    -----     --------                      --------                  --------      -----
PRINCIPAL AT    105,792   5.51     7.59      (2,160)                          404                   104,036       2.80
FACE VALUE                ====    =====                                                                           =====
NET UNAMOR-
TIZED PREMIUM    (2,229)                      1,467                           (39)                     (801)
(DISCOUNT)
EFFECTS OF
APPLYING          1,559                      (3,007)                       (2,202)                   (3,650)
FAS 133        --------                   ----------                       --------               ----------

TOTAL          $105,122                   $  (3,700)                       $(1,837)               $   99,585
               ========                   ==========                       ========               ==========

a. Currency swap agreements include cross-currency interest rate swaps.
b. At June 30, 2003, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS AT JUNE 30, 2002
IN MILLIONS OF U.S. DOLLARS EQUIVALENT

                                                   CURRENCY                  INTEREST RATE
                      DIRECT BORROWINGS         SWAP AGREEMENTS(a)          SWAP AGREEMENTS             NET CURRENCY OBLIGATIONS
-------------  -------------------------- ---------------------------- ----------------------------- -------------------------------
                           WGTD.                       WGTD.             NOTIONAL    WGTD.
                           AVG.  AVERAGE     AMOUNT     AVG.  AVERAGE    AMOUNT       AVG.  AVERAGE    AMOUNT      WGTD. AVERAGE
CURRENCY/                  COST  MATURITY    PAYABLE   COST   MATURITY   PAYABLE      COST  MATURITY   PAYABLE     AVG.  MATURITY(b)
 RATE TYPE      AMOUNT     (%)   (YEARS)  (RECEIVABLE)  (%)    (YEARS) (RECEIVABLE)   (%)    (YEARS) (RECEIVABLE) COST(%)  (YEARS)
-------------  ---------  ----- --------- ------------ ------ -------- ------------ ------- -------- ------------ ------- ----------
EURO
Fixed           $13,218   6.19     4.64      $1,145     6.07     2.63      $3,129      6.05   7.64  $17,492        6.16      5.05
                                            (11,539)    6.21     4.19      (1,117)     6.26   3.37  (12,656)       6.21      4.12
Adjustable        4,777   5.52     7.92       9,620     3.55     4.23       1,105      3.31   2.32   15,502        4.14      5.23
                                             (5,782)    5.10     7.61      (3,128)     3.83   7.64   (8,910)       4.65      7.62
JAPANESE YEN
Fixed             7,437   4.57     4.90         127     5.48     1.75       2,283      0.37   1.32    9,847        3.61      4.03
                                             (5,979)    4.85     3.46      (1,757)     2.65   3.90   (7,736)       4.35      3.56
Adjustable        9,037   5.69    24.14       5,221     0.09     2.42       1,757     (0.07)  3.90   16,015        3.23     14.84
                                             (9,265)    5.24    22.73      (2,283)    (0.01)  1.32  (11,548)       4.20     18.50
U. S. DOLLARS
Fixed            52,039   5.66     4.21      10,009     8.95     2.01      18,506      5.92   7.37   80,554        6.13      4.66
                                               (314)    6.49     0.66     (50,647)     5.31   3.84  (50,961)       5.32      3.82
Adjustable        1,146   3.51     3.23      39,013     1.86    11.20      52,288      1.93   3.35   92,447        1.92      6.66
                                            (13,477)    1.93     3.59     (20,156)     2.17   6.68  (33,633)       2.07      5.44
OTHERS
Fixed            17,107   6.95     8.54         169     2.52     0.08          --        --     --   17,276        6.91      8.46
                                            (16,201)    6.88     8.17        (154)     6.66   4.26  (16,355)       6.88      8.13
Adjustable          192   3.58    22.88          --       --       --         154      2.80   4.26      346        3.23     14.59
                                               (345)    4.97    14.60          --        --     --     (345)       4.97     14.60
                 ------   ----    -----     --------                       -------                  --------       ----     -----
TOTAL
Fixed            89,801   5.89     5.16      11,450                        23,918                   125,169        6.04      5.19
                                            (34,033)                      (53,675)                  (87,708)       5.65      4.64
Adjustable       15,152   5.44    17.43      53,854                        55,304                   124,310        2.37      7.56
                                            (28,869)                      (25,567)                  (54,436)       2.96      8.63
                 ------   ----    -----     --------                       -------                  --------       ----     -----
PRINCIPAL AT    104,953   5.83     6.93       2,402                           (20)                  107,335        3.67
FACE VALUE                ====    =====                                                                            ====
NET UNAMOR-
TIZED PREMIUM        38                          61                            72                       171
EFFECTS OF
APPLYING FAS        354                        (347)                       (1,220)                   (1,213)
133           ----------                  ----------                    ----------                ----------

TOTAL          $105,345                      $2,116                       $(1,168)                 $106,293
              ==========                  ==========                    ==========                ==========

a. Currency swap agreements include cross-currency interest rate swaps.
b. At June 30, 2002, the average repricing period of the net currency obligations for adjustable rate borrowings was three months.

SHORT-TERM BORROWINGS AND SWAPS AT JUNE 30, 2003 AND JUNE 30, 2002(a)

IN MILLIONS OF U.S. DOLLARS EQUIVALENT
-------------------------------------------------------------------------------

                                  2003                                            2002
                                        WGTD.          (%)            CURRENCY SWAP(c)  NET           WGTD.
  CURRENCY/           PRINCIPAL       AVG.COST       PRINCIPAL         PAYABLE        CURRENCY       AVG.COST
    RATE TYPE      OUTSTANDING(b)        (%)         OUTSTANDING     (RECEIVABLE)     OBLIGATIONS(b)   (%)
------------------ ---------------  ------------   --------------  ----------------  --------------- ---------
U. S. DOLLARS
Fixed                  $2,833            1.06          $3,964             $--         $3,964            1.82
                                           --                              --             --              --
Adjustable                600            1.19             896              60            956            1.83
                                           --                              --             --              --
OTHERS
Fixed                      --              --              66              --             66           10.13
                                           --                             (66)           (66)          10.13
                   ---------------  ------------   --------------  ----------------  --------------- ---------
TOTAL
Fixed                   2,833            1.06           4,030              --          4,030            1.96
                                           --                             (66)           (66)          10.13
Adjustable                600            1.19             896              60            956            1.83
                                           --                              --             --              --
                   ---------------  ------------   --------------  ----------------  --------------- ---------
PRINCIPAL AT
   FACE VALUE           3,433            1.08           4,926              (6)         4,920            1.82
NET
   UNAMORTIZED
   DISCOUNT                (1)                             (8)              --           (8)
EFFECTS OF
   APPLYING
   FAS 133                 --                              --               *              *
                   ---------------  ------------   --------------  ----------------  --------------- ---------
TOTAL                  $3,432            1.08          $4,918             $(6)        $4,912            1.82
                   ===============  ============   ==============  ================  =============== =========

a. AS OF JUNE 30, 2003, THERE WERE NO CURRENCY OR INTEREST RATE SWAP AGREEMENTS. AS OF JUNE 30, 2002 THERE WERE NO INTEREST RATE SWAP AGREEMENTS.

b. AT JUNE 30, 2003, THE AVERAGE REPRICING PERIOD OF THE PRINCIPAL OUTSTANDING (NET CURRENCY OBLIGATIONS) FOR SHORT-TERM BORROWINGS WAS LESS THAN ONE MONTH (LESS THAN ONE MONTH--JUNE 30, 2002.)

c.  CURRENCY SWAP AGREEMENTS INLUDE CROSS-CURRENCY INTEREST RATE SWAPS.

*   LESS THAN $0.5 MILLION

The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at June 30, 2003 and June 30, 2002 is as follows:

IN MILLIONS OF U.S. DOLLARS                               IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------        -----------------------------------------------------

PERIOD                                2003                PERIOD                              2002
------------------------------------  ------------        ----------------------------------- --------------
July 1, 2003 through June 30, 2004    $  12,266           July 1, 2002 through June 30, 2003  $   17,498
July 1, 2004 through June 30, 2005       19,206           July 1, 2003 through June 30, 2004      11,773
July 1, 2005 through June 30, 2006       12,695           July 1, 2004 through June 30, 2005      17,937
July 1, 2006 through June 30, 2007        8,884           July 1, 2005 through June 30, 2006      11,206
July 1, 2007 through June 30, 2008        9,438           July 1, 2006 through June 30, 2007       6,917
July 1, 2008 through June 30, 2013       15,965           July 1, 2007 through June 30, 2012      16,566
Thereafter                               27,338           Thereafter                              23,056
                                      ------------                                            --------------
Total                                 $ 105,792           Total                               $  104,953
                                      ============                                            ==============

LINE OF CREDIT: IBRD maintains a line of credit with an independent financial institution. This facility was created for the benefit of both IBRD and IDA. The available line of credit to each institution is $500 million, but usage from both institutions cannot exceed $500 million in aggregate. The line of credit is used to cover any overnight overdrafts that may occur due to failed trades. At June 30, 2003, IBRD had drawn down $1 million under this facility. At June 30, 2002, IBRD maintained a $400 million line of credit with an independent financial institution and IDA maintained a $100 million line of credit with the same institution. No amounts were drawn down under these facilities as of June 30, 2002.


NOTE F--OTHER ASSET/LIABILITY SWAPS

As part of asset/liability management, IBRD has entered into a number of currency swaps to better align its currency composition of Equity with that of Loans Outstanding. A summary of IBRD's other asset/liability swaps at June 30, 2003 and June 30, 2002 is presented below:


IN MILLIONS OF U.S. DOLLARS EQUIVALENT
--------------------------------------------------------------------------------------------------------------

                                    JUNE 30, 2003                                  JUNE 30, 2002
                    ------------------------------------------       -----------------------------------------
                       OTHER ASSET/LIABILITY SWAP AGREEMENTS           OTHER ASSET/LIABILITY SWAP AGREEMENTS
                    ------------------------------------------       -----------------------------------------
                      AMOUNT         WEIGHTED        AVERAGE          AMOUNT         WEIGHTED         AVERAGE
                    RECEIVABLE      AVERAGE COST      MATURITY       RECEIVABLE     AVERAGE COST      MATURITY
                     (PAYABLE)          (%)           (YEARS)        (PAYABLE)          (%)           (YEARS)
                    ----------      ------------     ---------       ----------     ------------      --------
U.S. dollars            $726            1.26            3.72            $727            2.30            4.72
                    ==========      ============     =========       ==========     ============      ========

Euro                   $(360)           2.49            3.71           $(312)           3.53            4.71
Japanese yen            (450)          (0.06)           3.73            (446)          (0.03)           4.73
                    ----------      ------------     ---------       ----------     ------------      --------
                       $(810)           1.07            3.72           $(758)           1.43            4.72
                    ==========      ============     =========       ==========     ============      ========

NOTE G-- CREDIT RISK

COUNTRY CREDIT RISK: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the accumulated provision for losses on loans and guarantees. IBRD also uses a simulation model to assess the adequacy of its equity including reserves in case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

COMMERCIAL CREDIT RISK: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit risk is controlled through application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure. As of June 30, 2003, IBRD had received collateral of $5,110 million in connection with swap agreements ($764 million--June 30, 2002). None of this collateral has been included in the assets of IBRD.

In addition, IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps shown below. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at June 30, 2003 and June 30, 2002 (prior to taking into account any master derivatives or collateral arrangements that have been entered into) are given below:


IN MILLIONS OF U.S DOLLARS
---------------------------------------------------------------------------------------------------------------
                                                                                   2003             2002
                                                                               --------------  ----------------
INVESTMENTS - TRADING PORTFOLIO

Options and futures
   o  Long position                                                                   $9,590            $6,300
   o  Short position                                                                     222               976
   o  Credit exposure due to potential nonperformance by counterparties
                                                                                           *                 1

Currency swaps(a)
   o  Credit exposure due to potential nonperformance by counterparties                   92                51
Interest rate swaps
   o  Notional principal                                                               4,575            10,705
   o  Credit exposure due to potential nonperformance by counterparties                   50                 8

BORROWING PORTFOLIO

Currency swaps
   o  Credit exposure due to potential nonperformance by counterparties                6,949             2,092
Interest rate swaps
   o  Notional principal                                                              82,112            82,533
   o  Credit exposure due to potential nonperformance by counterparties                5,079             3,084

OTHER ASSET/LIABILITY

Currency swaps
   o  Credit exposure due to potential nonperformance by counterparties                   --                 *
---------------------------------------------------------------------------------------------------------------

* LESS THAN $0.5 MILLION.

a. Includes cross-currency interest rate swaps.

NOTE H -- RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

RETAINED EARNINGS: Retained Earnings comprises the following elements at June 30, 2003 and June 30, 2002:


IN MILLIONS OF U.S.
DOLLARS
------------------------------------------------------
                                2003          2002
                              ----------    ----------
SPECIAL RESERVE                   $ 293         $ 293
GENERAL RESERVE                  19,132        17,841
PENSION RESERVE                     963           870
SURPLUS                             100           100
CUMULATIVE FAS 133                1,199           345
   ADJUSTMENTS
UNALLOCATED NET INCOME            5,344         2,778
                              ----------    ----------
TOTAL                           $27,031       $22,227
                              ==========    ==========
------------------------------------------------------

On August 8, 2002, the Executive Directors allocated $1,291 million of the net income earned in the fiscal year ended June 30, 2002 to the General Reserve and $93 million to the Pension Reserve, representing the difference between actual funding of the Staff Retirement Plan and its accounting income for the fiscal year 2002. In addition, the Executive Directors allocated $854 million of fiscal year 2002 net income to Cumulative FAS 133 Adjustments.

On September 29, 2002, the Board of Governors approved the following transfers out of fiscal year 2002 unallocated Net Income: $300 million as an immediate transfer to IDA and $240 million as an immediate transfer to the Heavily Indebted Poor Countries Debt Initiative Trust Fund. These amounts were paid on September 30, 2002.

The aggregate transfers and amounts payable for these Board of Governors-approved transfers at June 30, 2003 and June 30, 2002 are included in the following table:


IN MILLIONS OF U.S DOLLARS
--------------------------------------------------------------------------------------------------------------
                                                                                             AMOUNT PAYABLE
                                                                          TRANSFERS FROM       AT JUNE 30
                                                                         FISCAL YEAR 2002   ------------------
                                                   AGGREGATE TRANSFERS   UNALLOCATED NET
Transfers to                                      THROUGH JUNE 30, 2002       INCOME           2003     2002
-----------------------------------------------------------------------  -----------------  --------- --------
International Development Association                    $7,057                   $300        $1,293   $1,243
Debt Reduction Facility for IDA-only Countries              300                     --            81       81
Trust Fund for Gaza and West Bank                           380                     --            --       13
Heavily Indebted Poor Countries Debt Initiative           1,400                    240           100      100
Trust Fund
                                                                                            --------- --------
                                                                                              $1,474   $1,437
                                                                                            ========= ========
--------------------------------------------------------------------------------------------------------------

NOTE I--ADMINISTRATIVE EXPENSES, CONTRIBUTIONS TO SPECIAL PROGRAMS, AND OTHER INCOME

Administrative Expenses for the fiscal year ended June 30, 2003 are net of the share of administrative expenses allocated to IDA of $846 million ($654 million--June 30, 2002, $551 million--June 30, 2001). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

Contributions to special programs represent grants for agricultural research, and other developmental activities.

IBRD recovers certain of its administrative expenses by billing third parties, including IFC and MIGA, for services rendered. These amounts are included in Other Income. For the fiscal years ending June 30, 2003, June 30, 2002, and June 30, 2001, the amount of fee revenue associated with administrative services is as follows:


IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------
                               2003    2002    2001
                              ------- ------- -------
Service fee revenue             $178    $155    $146
Included in these amounts
   are the following:
   Fees charged to  IFC           28      26      19
   Fees charged to MIGA            3       3       1
-------------------------------------------------------

At June 30, 2003 and June 30, 2002, the following payables (receivables) by IBRD to (from) its affiliated organizations with regard to administrative services and pension and other postretirement benefits are included in Miscellaneous Assets and Accounts Payable and Miscellaneous Liabilities:


IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                               2003                                      2002
                          -------------------------------------------------------------------------------------
                          ADMINISTRATIVE    PENSION AND    TOTAL     ADMINISTRATIVE    PENSION AND      TOTAL
                             SERVICES         OTHER                     SERVICES          OTHER
                                          POSTRETIREMENT                             POSTRETIREMENT
                                             BENEFITS                                    BENEFITS
                          -------------------------------------------------------------------------------------
      IDA                      $(310)          $698        $388          $(252)           $ 726         $474
      IFC                        (23)           277         254            (16)             286          270
      MIGA                        (3)            15          12             (3)              16           13
                          -----------      --------       -----       ---------      ----------         ----
                               $(336)          $990        $654          $(271)          $1,028         $757
                          ===========      ========       =====       =========      ==========         ====
---------------------------------------------------------------------------------------------------------------

NOTE J-- MANAGEMENT OF EXTERNAL FUNDS

TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD's funds, nor are they included in the assets of IBRD. The trust fund assets by executing agent at June 30, 2003 and June 30, 2002 are summarized below:


----------------------------------------------------------------------------------------------------------------
                                                     2003                                    2002
                                    -------------------------------------   ------------------------------------
                                    TOTAL  FIDUCIARY       NUMBER OF        TOTAL  FIDUCIARY        NUMBER OF
                                       ASSETS (IN         TRUST FUND           ASSETS (IN          TRUST FUND
                                    MILLIONS OF U.S.        ACCOUNTS         MILLIONS OF U.S.       ACCOUNTS
                                        DOLLARS)          (UNAUDITED)            DOLLARS)          (UNAUDITED)
                                    -------------------   ---------------   -------------------  ---------------
IBRD executed                                   $2,647             1,996                $1,665            1,754
Recipient executed                               2,576             1,232                 2,049            1,273
                                    -------------------   ---------------   -------------------  ---------------
Total                                           $5,223             3,228                $3,714            3,027
                                    ===================   ===============   ===================  ===============
----------------------------------------------------------------------------------------------------------------

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the fiscal year ended June 30, 2003, IBRD received $14 million ($11 million--June 30, 2002 and $14 million--June 30, 2001) as fees for administering trust funds. These fees have been recorded as Other Income.

INVESTMENT MANAGEMENT SERVICES

IBRD offers investment management services to a non-affiliated institution. Under this arrangement, IBRD is responsible for managing investment account assets on behalf of this institution, and in return receives a quarterly fee based on the average value of the portfolio.

In addition, IBRD offers asset management and technical advisory services to Central Banks of member countries, under the Reserves Advisory and Management Program, for capacity building and other development purposes. One objective of this program is to assist these Central Banks in developing their portfolio management skills. IBRD receives a quarterly fee based on the percentage of assets under management.

The fee income from all of these investment management activities is included in service fee revenues described in Note I.

At June 30, 2003, the assets managed under these agreements had a value of $6,450 million ($5,319 million--June 30, 2002). These funds are not included in the assets of IBRD.


NOTE K -- PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP.

During the fiscal year ended June 30, 2003, there were minor amendments to the SRP, RSBP, and PEBP. These amendments included the extension of retroactive pension credit (on a contributory basis) to eligible current staff members; the lowering of the service eligibility requirement for RSBP benefits from ten years to five years; and the extension of retiree medical coverage to all staff, including those in country field offices.

All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001:


 IN MILLIONS OF U.S. DOLLARS
---------------------------------------------------------------------------------------------------------------
                                            SRP                      RSBP                       PEBP
                             ----------------------------------------------------------------------------------
                                  2003     2002     2001    2003     2002      2001      2003    2002    2001
                             ----------------------------- -------------------------- -------------------------
BENEFIT COST
   Service cost                   $203    $202    $ 228     $28       $28      $ 23     $  8      $13     $  8
   Interest cost                   451     412      448      57        54        52        8        6        6
   Expected return on plan        (587)   (761)    (829)    (57)      (72)      (79)      --       --       --
      assets
   Amortization of prior            13       7        7      (1)       --        --        *       --       --
       service cost
       Amortization of              --     (26)    (113)     17         5        --       (1)      (2)      (1)
      unrecognized net
      (gain) loss
       Amortization of             (11)    (11)     (11)     --        --        --       --       --       --
      Transition Asset
                             ----------------------------- -------------------------- -------------------------
       Net periodic pension       $ 69   $(177)   $(270)    $44       $15       $(4)     $15      $17      $13
      cost (income)
                             ============================= ========================== =========================
         of which:
              IBRD's Share        $ 31    $(93)   $(153)    $20      $  8       $(2)    $  7     $  9      $ 7
              IDA's Share         $ 38    $(84)   $(117)    $24      $  7       $(2)    $  8     $  8      $ 6
---------------------------------------------------------------------------------------------------------------

IDA's share of the net periodic pension income/cost is included as a payable to/receivable from IDA in Miscellaneous Assets and Accounts Payable and Miscellaneous liabilities on the balance sheet.

The expenses for the SRP, RSBP and PEBP are included in Administrative Expenses. The income from the SRP and RSBP for prior fiscal years is included as a separate line item on the Statement of Income.

For the fiscal year ended June 30, 2003, expenses for these plans of $24 million were allocated to IFC and $2 million was allocated to MIGA. For the fiscal years ended June 30, 2002 and June 30, 2001, net income from these plans of $31 million and $47 million, respectively, was allocated to IFC, and $2 million in each fiscal year was allocated to MIGA.

The following table summarizes the benefit obligations, plan assets, and funded status associated with the SRP, RSBP, and PEBP for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001. Since the assets for the PEBP are not held in an irrevocable trust, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio.

IN MILLIONS OF U.S. DOLLARS
--------------------------------------------------------------------------------------------------------------------------------
                                                        SRP                            RSBP                       PEBP
                                        ----------------------------------------------------------------------------------------
                                             2003       2002        2001      2003     2002    2001      2003     2002     2001
                                        ----------------------------------------------------------------------------------------
BENEFIT OBLIGATION
   Beginning of year                        $8,263   $  7,277     $ 6,951      $929    $867     $731      $133    $103     $ 89
   Service cost                                250        244         271        34      32       26         9      15       10
   Interest cost                               553        499         536        63      60       57         9       7        7
   Employee contributions                       75         65          64         8       8        6         1       *        *
   Amendments                                   77         19          --        24     (38)      --         5      --       --
   Benefits paid                              (306)      (304)       (312)      (29)    (30)     (20)       (5)     (5)      (5)
   Actuarial (gain) loss                      (55)        463        (233)      (58)     30       67       (13)     13        2
                                        ----------------------------------------------------------------------------------------
   End of year                               8,857      8,263       7,277       971     929      867       139     133      103
                                        ----------------------------------------------------------------------------------------
FAIR VALUE OF PLAN ASSETS
   Beginning of year                         9,413     10,364      11,562       818     894      975        --      --       --
   Employee contributions                       75         65          64         8       8        6        --      --       --
   Actual return on assets                     193       (712)       (950)       16     (70)     (70)       --      --       --
   Employer contributions                       40         --          --        21      16        3        --      --       --
   Benefits paid                             (306)       (304)       (312)      (29)    (30)     (20)       --      --       --
                                        ----------------------------------------------------------------------------------------
   End of year                               9,415      9,413      10,364       834     818      894        --      --       --
                                        ----------------------------------------------------------------------------------------
FUNDED STATUS
   Plan assets in excess of                    558      1,150       3,087     (137)    (111)      27      (139)   (133)    (103)
      (less than) projected
      benefit obligation                     1,186        714     (1,415)       314     344      170      (23)     (11)     (26)
   Unrecognized net loss
      (gain) from past
      experience different
       from that
      assumed and from changes
      in assumptions                           105         44          33      (12)     (38)       --        5      --       --
   Unrecognized prior
      service cost                              --       (13)        (26)        --      --       --        --      --       --
   Remaining unrecognized
      net transition asset
                                        ----------------------------------------------------------------------------------------
      Prepaid (accrued) pension cost        $1,849     $1,895     $ 1,679      $165    $195     $197     $(157)  $(144)   $(129)
                                        ----------------------------------------------------------------------------------------
                                        ========================================================================================
--------------------------------------------------------------------------------------------------------------------------------
* LESS THAN $0.5 MILLION.

The $1,849 million prepaid SRP cost at June 30, 2003 ($1,895 million--June 30,
2002) is included in Prepaid Pension Cost on the balance sheet. Of this amount $909 million was attributable to IDA, IFC, and MIGA ($938 million--June 30, 2002) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

The $165 million prepaid RSBP cost at June 30, 2003 ($195 million--June 30,
2002), is included in Prepaid Pension Cost on the balance sheet. Of this amount $68 million was attributable to IDA, IFC, and MIGA ($85 million--June 30, 2002) and is included in Accounts Payable and Miscellaneous Liabilities on the balance sheet.

There are differences between the prepaid (accrued) pension cost calculated under the accounting standards generally accepted in the United States of America and the relevant International Accounting Standard. These differences are not significant.

ASSUMPTIONS

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The weighted-average assumptions used in determining expense and benefit obligations for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001 are as follows:

IN PERCENT
--------------------------------------------------------------------------------------------------------------------------
                                                  SRP                                RSBP                    PEBP
                                 -----------------------------------------------------------------------------------------
                                    2003          2002          2001        2003     2002    2001     2003    2002    2001
                                 -----------------------------------------------------------------------------------------
Discount rate                       5.75          6.75          7.00        5.75     6.75    7.00     5.75    6.75    7.00

Expected return on plan assets      7.75          7.75          9.00        7.75     7.75    9.00

Rate of compensation increase (a)   3.75-10.25    4.75- 11.25   5.00-11.50

Health care growth rates
- at end of fiscal year                                                     5.75     6.75    7.00
- to year 2011 and thereafter                                               3.75     4.75    5.00
--------------------------------------------------------------------------------------------------------------------------

(a) The effort of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 10.25% (11.25%--June 30, 2002; 11.50%--June 30, 2001) at age
20 and decreasing to 3.75% (4.75%--June 30, 2002; 5.00%--June 30, 2001) at
age 64.

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate:

IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------------------------------------
                                               ONE PERCENTAGE POINT INCREASE    ONE PERCENTAGE POINT DECREASE
                                               --------------------------------------------------------------
Effect on total service and interest cost                       $ 22                             $ (18)
Effect on postretirement benefit obligation                      187                              (149)
-------------------------------------------------------------------------------------------------------------

NOTE L-- SEGMENT REPORTING

Based on an evaluation of IBRD's operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For fiscal year 2003, loans to each of two countries generated in excess of 10 percent of loan income. Loan income from these two countries was $767 million and $632 million.

NOTE M-- COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. For IBRD, comprehensive income comprises the cumulative effects of a change in accounting principle related to the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001:

IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------
                                                                                2003
                                                     ------------------------------------------------------------------
                                                                     CUMULATIVE                              TOTAL
                                                                     EFFECT OF                            ACCUMULATED
                                                      CUMULATIVE     CHANGE IN                               OTHER
                                                      TRANSLATION    ACCOUNTING                           COMPREHENSIVE
                                                      ADJUSTMENT     PRINCIPLE    RECLASSIFICATION(a)         LOSS
                                                     ------------------------------------------------------------------
Balance, beginning of the fiscal year                      $(952)         $500             $(297)               $(749)
Changes from period activity                                 606            --              (117)                 489
                                                      -----------------------------------------------------------------
Balance, end of the fiscal year                            $(346)         $500             $(414)               $(260)
                                                     ==================================================================
-----------------------------------------------------------------------------------------------------------------------


IN MILLIONS  OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------
                                                                                2002
                                                     ------------------------------------------------------------------
                                                                     CUMULATIVE                              TOTAL
                                                                     EFFECT OF                            ACCUMULATED
                                                      CUMULATIVE     CHANGE IN                               OTHER
                                                      TRANSLATION    ACCOUNTING                           COMPREHENSIVE
                                                      ADJUSTMENT     PRINCIPLE    RECLASSIFICATION(a)         LOSS
                                                     ------------------------------------------------------------------
Balance, beginning of the fiscal year                     $(1,176)        $500             $(169)               $(845)
Changes from period activity                                  224           --              (128)                  96
                                                     ------------------------------------------------------------------
Balance, end of the fiscal year                            $ (952)        $500             $(297)               $(749)
                                                     ==================================================================
-----------------------------------------------------------------------------------------------------------------------


IN MILLIONS OF U.S. DOLLARS
-----------------------------------------------------------------------------------------------------------------------
                                                                                2001
                                                     ------------------------------------------------------------------
                                                                     CUMULATIVE                              TOTAL
                                                                     EFFECT OF                            ACCUMULATED
                                                      CUMULATIVE     CHANGE IN                               OTHER
                                                      TRANSLATION    ACCOUNTING                           COMPREHENSIVE
                                                      ADJUSTMENT     PRINCIPLE    RECLASSIFICATION(a)         LOSS
                                                     ------------------------------------------------------------------
Balance, beginning of the fiscal year                      $ (641)         $--               $--                $(641)
Changes from period activity                                 (535)         500              (169)                (204)
                                                     ------------------------------------------------------------------
Balance, end of the fiscal year                           $(1,176)        $500             $(169)               $(845)
                                                     ==================================================================
-----------------------------------------------------------------------------------------------------------------------

(a) Reclassification of Cumulative effect of change in accounting principle to net income

NOTE N-- EFFECTS OF APPLYING FAS 133

On July 1, 2000, IBRD adopted FAS 133. These standards require that derivative instruments, as defined by FAS 133, be recorded on the balance sheet at fair value.

Prior to the adoption of FAS 133, the derivative instruments in the borrowing portfolio were recorded using synthetic accounting. The derivative instruments in the investment portfolio were, and continue to be, recorded at fair value in accordance with the requirements of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Upon adoption of FAS 133, IBRD's net income was increased by $219 million, and an additional $500 million was reported in other comprehensive income. The allocation between net income and other comprehensive income was based upon the hedging relationships that existed under generally accepted accounting principles before the initial application of FAS 133.

The $500 million difference between the carrying value and the fair value of those derivatives that were hedging a cash flow exposure prior to the initial application of FAS 133, was included in Other Comprehensive Income at the time FAS 133 was implemented. IBRD has not defined any qualifying hedging relationships under this standard. This amount is being reclassified into earnings in the same period or periods in which the hedged forecasted transactions affect earnings.

Any gains or losses on those borrowings for which a fair value exposure was being hedged prior to adoption of FAS 133 were recorded in income at the time of implementation, and were offset by the mark-to-market adjustments on the related derivative instruments. The mark-to-market adjustments on the bonds are being amortized over the remaining lives of the related bonds.

The cumulative effect of the change in accounting principle of $219 million, includes the difference between the carrying value and the fair value of the embedded derivatives.

The following table reflects the components of the effects of applying FAS 133 for the fiscal years ended June 30, 2003, June 30, 2002, and June 30, 2001.

IN MILLIONS OF U.S DOLLARS
----------------------------------------------------------------------------------------------------------
                                                                              2003        2002       2001
                                                                           -------------------------------
NET UNREALIZED GAINS ON DERIVATIVE INSTRUMENTS, AS DEFINED BY FAS 133       $2,302        $783        $46
RECLASSIFICATION AND AMORTIZATION OF TRANSITION ADJUSTMENT
   Reclassification from Other Comprehensive Income--Cash Flow Hedges          117         128        169
   Amortization of mark-to-market on borrowings associated with fair           (96)        (57)       (89)
      value hedges
                                                                           --------  ----------  --------
EFFECTS OF APPLYING FAS 133                                                 $2,323        $854       $126
                                                                           ========  ==========  =========
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                         $   --        $ --       $219
                                                                           ========  ==========  =========
----------------------------------------------------------------------------------------------------------

NOTE O--ESTIMATED AND FAIR VALUE DISCLOSURES

The Condensed Balance Sheets below present IBRD's estimates of fair value of its assets and liabilities along with their respective carrying amounts as of June 30, 2003 and 2002.

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------
                                                                          JUNE 30, 2003
                                                 ---------------------------------------------------------
                                                                REVERSAL OF     CARRYING
                                                    CARRYING     FAS 133      VALUE BEFORE
                                                     VALUE       EFFECTS         FAS 133       FAIR VALUE*
                                                 ------------  ------------   -------------   ------------
   Due from Banks                                    $ 1,929                       $ 1,929        $ 1,929
   Investments                                        28,131                        28,131         28,131
   Loans Outstanding                                 116,240                       116,240        122,593
   Less Accumulated Provision for Loan Losses         (4,478)                       (4,478)        (4,478)
   and Deferred Loan Income
                                                 ------------                 -------------   ------------
   Net Loans Outstanding                             111,762                       111,762        118,115
   Swaps Receivable
     Investments                                      10,301                        10,301         10,301
     Borrowings                                       70,316       $(7,084)         63,232         70,316
     Other Asset/Liability                               726                           726            726
   Other Assets                                        7,187                         7,187          6,732
                                                 ------------  ------------   ------------    -----------
        Total Assets                                $230,352       $(7,084)       $223,268       $236,250
                                                 ============  ============   ============    ===========
   Borrowings                                       $108,554       $(1,559)       $106,995       $116,695
   Swaps Payable
     Investments                                      11,862                        11,862         11,862
     Borrowings                                       64,779        (1,875)         62,904         64,779
     Other Asset/Liability                               810             1             811            810
   Other Liabilities                                   6,429                         6,429          6,429
                                                 ------------  ------------   -------------   ------------
   Total Liabilities                                 192,434        (3,433)        189,001        200,575
   Paid in Capital Stock                              11,478                        11,478         11,478
   Retained Earnings and Other Equity                 26,440        (3,651)         22,789         24,197
                                                 ------------  ------------   -------------   ------------
        Total Liabilities and Equity                $230,352       $(7,084)       $223,268       $236,250
                                                 ============  ============   =============   ============
----------------------------------------------------------------------------------------------------------
* EXCEPT FOR LOANS, WHICH ARE ON AN ESTIMATED VALUE (CURRENT VALUE) BASIS.

IN MILLIONS OF U.S. DOLLARS
----------------------------------------------------------------------------------------------------------
                                                                          JUNE 30, 2002
                                                 ---------------------------------------------------------
                                                                REVERSAL OF     CARRYING
                                                    CARRYING     FAS 133      VALUE BEFORE
                                                     VALUE       EFFECTS         FAS 133       FAIR VALUE*
                                                 ------------  ------------   -------------   ------------
   Due from Banks                                    $ 1,083                       $ 1,083        $ 1,083
   Investments                                        26,076                        26,076         26,076
   Loans Outstanding                                 121,589                       121,589        126,454
   Less Accumulated Provision for Loan Losses         (5,442)                       (5,442)        (5,442)
   and Deferred Loan Income
                                                 ------------                --------------   ------------
   Net Loans Outstanding                             116,147                       116,147        121,012
   Swaps Receivable
     Investments                                       9,940                         9,940          9,940
     Borrowings                                       66,052       $(2,821)         63,231         66,052
     Other Asset/Liability                               727            (1)            726            727
   Other Assets                                        7,769                         7,769          7,296
                                                 --------------------------- --------------   ------------
        Total Assets                                $227,794       $(2,822)       $224,972       $232,186
                                                 =========================== ==============   ============
   Borrowings                                       $110,263        $ (354)       $109,909       $114,502
   Swaps Payable
     Investments                                      10,827                        10,827         10,827
     Borrowings                                       66,994        (1,254)         65,740         66,994
     Other Asset/Liability                               758             1             759            758
   Other Liabilities                                   6,639                         6,639          6,639
                                                 ------------------------------------------   ------------
   Total Liabilities                                 195,481        (1,607)        193,874        199,720
   Paid in Capital Stock                              11,476                        11,476         11,476
   Retained Earnings and Other Equity                 20,837        (1,215)         19,622         20,990
                                                 --------------------------- --------------   ------------
        Total Liabilities and Equity                $227,794       $(2,822)       $224,972       $232,186
                                                 =========================== ==============   ============
----------------------------------------------------------------------------------------------------------
* EXCEPT FOR LOANS WHICH ARE ON AN ESTIMATED VALUE (CURRENT VALUE) BASIS.

VALUATION METHODS AND ASSUMPTIONS

DUE FROM BANKS

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

INVESTMENTS

IBRD's investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information. (See Note A).

NET LOANS OUTSTANDING

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor does it believe there is a comparable market for its loans. The current value of loans outstanding incorporates management's best estimate of the probable expected cash flows of these instruments to IBRD.

The current value of all loans is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the market yield curves applicable to IBRD funding plus IBRD's relevant basis point lending spread adjusted for waivers.

The current value of net loans outstanding also includes IBRD's assessment of the appropriate credit risk, considering its history of collections from borrowers. This is reflected in the accumulated provision for loan losses.

SWAPS RECEIVABLE AND SWAPS PAYABLE

Certain derivatives, as defined by FAS 133, are recorded in the balance sheet at estimated fair value. The fair value of swaps is based on market prices, where such prices are available. Where no quoted market price is available, the fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date. (See Note A).

BORROWINGS

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

OTHER ASSETS AND OTHER LIABILITIES

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value. The difference between the carrying value and fair value of other assets is due to the carrying value of debt issuance costs being included in other assets while the fair value of these costs is included as part of the fair value of borrowings.


[LOGO]                            INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                                       TREASURY ASSET LIABLITY RISK SYSTEM (TALRS)                        TREREP_ACC_008




                                              SEC REPORT - CHANGES IN BORROWINGS                                   1
                                      BORROWINGS (MLT) APRIL 01, 2003 THRU JUNE 30, 2003









                                                                                                      DESK: ALM,DFL,XPOOL,IBRD




BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------





NEW BORROWINGS

GLDDP


GOLD
----



BOND/SELL XAU/IBRD/GDIF/0608XAUSTR              0000006407     XAU                                       64,000


TOTAL BY CURRENCY




TOTAL




                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------





NEW BORROWINGS

GLDDP


GOLD
----



BOND/SELL XAU/IBRD/GDIF/0608XAUSTR                     23,056,000     24-Jun-2003     24-Jun-2008

                                                   ---------------
TOTAL BY CURRENCY                                      23,056,000
                                                   ---------------


                                                   ---------------
TOTAL                                                  23,056,000
                                                   ---------------


BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



MTBOC


AUSTRALIAN DOLLAR
-----------------

BOND/SELL AUD/IBRD/GDIF/0410AUD00.50            0000006306     AUD                                   46,000,000

BOND/SELL AUD/IBRD/GDIF/0407AUD04.04            0000006307     AUD                                   50,000,000

BOND/SELL AUD/IBRD/GDIF/0406AUD04.12            0000006319     AUD                                   30,000,000

BOND/SELL AUD/IBRD/GDIF/1005AUD04.00            0000006301     AUD                                   70,000,000

BOND/SELL AUD/IBRD/GDIF/0410AUD00.5001          0000006322     AUD                                   55,000,000

BOND/SELL AUD/IBRD/0508AUD04.55                 0000006313     AUD                                   30,000,000

BOND/SELL AUD/IBRD/0510AUD00.50                 0000006336     AUD                                   21,000,000

BOND/SELL AUD/IBRD/0506AUD04.18                 0000006334     AUD                                   85,000,000

BOND/SELL AUD/IBRD/GDIF/0510AUD00.50A           0000006344     AUD                                   17,000,000

BOND/SELL AUD/IBRD/GDIF/0507AUD04.31            0000006337     AUD                                   50,000,000

BOND/SELL AUD/IBRD/GDIF/0507AUD04.10            0000006338     AUD                                   50,000,000

BOND/SELL AUD/IBRD/GDIF/0506AUD04.02            0000006339     AUD                                   55,000,000

BOND/SELL AUD/IBRD/GDIF/0508AUD04.35            0000006349     AUD                                   20,000,000

BOND/SELL AUD/IBRD/GDIF/0508AUD00.50            0000006365     AUD                                   31,000,000

BOND/SELL AUD/IBRD/GDIF/0507AUD04.14            0000006356     AUD                                   19,000,000

BOND/SELL AUD/IBRD/GDIF/1107AUD04.07            0000006361     AUD                                   10,000,000

BOND/SELL AUD/IBRD/GDIF/0506AUD03.90            0000006362     AUD                                   10,000,000

BOND/SELL AUD/IBRD/GDIF/1208AUD00.50            0000006389     AUD                                   36,000,000

BOND/SELL AUD/IBRD/GDIF/0607AUD04.15            0000006372     AUD                                   85,000,000

BOND/SELL AUD/IBRD/GDIF/0607AUD04.01            0000006387     AUD                                   16,000,000

BOND/SELL AUD/IBRD/GDIF/0607AUD04.00            0000006384     AUD                                   65,000,000

BOND/SELL AUD/IBRD/GDIF/0608AUD04.03            0000006385     AUD                                   35,000,000

BOND/SELL AUD/IBRD/GDIF/0608AUD04.10            0000006388     AUD                                   50,000,000


TOTAL BY CURRENCY


                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT      DATE            DATE
--------------                  -----------        --------------     -----------     --------



MTBOC


AUSTRALIAN DOLLAR
------------------

BOND/SELL AUD/IBRD/GDIF/0410AUD00.50                    27,735,700     16-Apr-2003     19-Apr-2010

BOND/SELL AUD/IBRD/GDIF/0407AUD04.04                    30,752,500     23-Apr-2003     24-Apr-2007

BOND/SELL AUD/IBRD/GDIF/0406AUD04.12                    18,451,500     23-Apr-2003     26-Apr-2006

BOND/SELL AUD/IBRD/GDIF/1005AUD04.00                    43,396,500     24-Apr-2003     24-Oct-2005

BOND/SELL AUD/IBRD/GDIF/0410AUD00.5001                  33,915,750     28-Apr-2003     28-Apr-2010

BOND/SELL AUD/IBRD/0508AUD04.55                         18,556,500     01-May-2003     01-May-2008

BOND/SELL AUD/IBRD/0510AUD00.50                         13,371,750     12-May-2003     12-May-2010

BOND/SELL AUD/IBRD/0506AUD04.18                         54,914,250     15-May-2003     15-May-2006

BOND/SELL AUD/IBRD/GDIF/0510AUD00.50A                   10,959,050     20-May-2003     20-May-2010

BOND/SELL AUD/IBRD/GDIF/0507AUD04.31                    32,772,500     22-May-2003     22-May-2007

BOND/SELL AUD/IBRD/GDIF/0507AUD04.10                    32,772,500     22-May-2003     22-May-2007

BOND/SELL AUD/IBRD/GDIF/0506AUD04.02                    36,324,750     27-May-2003     30-May-2006

BOND/SELL AUD/IBRD/GDIF/0508AUD04.35                    13,209,000     27-May-2003     27-May-2008

BOND/SELL AUD/IBRD/GDIF/0508AUD00.50                    20,415,050     28-May-2003     28-May-2008

BOND/SELL AUD/IBRD/GDIF/0507AUD04.14                    12,540,950     29-May-2003     29-May-2007

BOND/SELL AUD/IBRD/GDIF/1107AUD04.07                     6,600,500     29-May-2003     29-Nov-2007

BOND/SELL AUD/IBRD/GDIF/0506AUD03.90                     6,600,500     29-May-2003     30-May-2006

BOND/SELL AUD/IBRD/GDIF/1208AUD00.50                    23,869,800     10-Jun-2003     10-Dec-2008

BOND/SELL AUD/IBRD/GDIF/0607AUD04.15                    55,942,750     12-Jun-2003     12-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD04.01                    10,693,600     19-Jun-2003     19-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0607AUD04.00                    43,286,750     26-Jun-2003     26-Jun-2007

BOND/SELL AUD/IBRD/GDIF/0608AUD04.03                    23,308,250     26-Jun-2003     26-Jun-2008

BOND/SELL AUD/IBRD/GDIF/0608AUD04.10                    33,297,500     26-Jun-2003     26-Jun-2008

                                                   ----------------
TOTAL BY CURRENCY                                      603,687,900
                                                   ----------------




BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------


CANADIAN DOLLAR
---------------

BOND/SELL CAD/IBRD/GDIF/0507CAD03.75            0000006317     CAD                                  300,000,000

BOND/SELL CAD/IBRD/GDIF/0508CAD04.00            0000006318     CAD                                  300,000,000

BOND/SELL CAD/IBRD/GDIF/0513CAD01.00            0000006342     CAD                                  300,000,000

BOND/SELL CAD/IBRD/GDIF/0510CAD00.50            0000006363     CAD                                   24,000,000

BOND/SELL CAD/IBRD/GDIF/0607CAD03.00            0000006390     CAD                                1,165,000,000

BOND/SELL CAD/IBRD/GDIF/0613CAD01.00            0000006386     CAD                                  200,000,000

BOND/SELL CAD/IBRD/GDIF/0707CAD03.10            0000006398     CAD                                   40,000,000


TOTAL BY CURRENCY



EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/GDIF/0510EUR00.50            0000006341     EUR                                   25,000,000


TOTAL BY CURRENCY



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------

CANADIAN DOLLAR
---------------

BOND/SELL CAD/IBRD/GDIF/0507CAD03.75                  215,447,592     08-May-2003     08-May-2007

BOND/SELL CAD/IBRD/GDIF/0508CAD04.00                  215,447,592     08-May-2003     08-May-2008

BOND/SELL CAD/IBRD/GDIF/0513CAD01.00                  222,518,914     22-May-2003     22-May-2013

BOND/SELL CAD/IBRD/GDIF/0510CAD00.50                   17,452,007     28-May-2003     28-May-2010

BOND/SELL CAD/IBRD/GDIF/0607CAD03.00                  853,229,823     04-Jun-2003     04-Jun-2007

BOND/SELL CAD/IBRD/GDIF/0613CAD01.00                  148,931,417     19-Jun-2003     19-Jun-2013

BOND/SELL CAD/IBRD/GDIF/0707CAD03.10                   29,535,553     26-Jun-2003     10-Jul-2007

                                                   ---------------
TOTAL BY CURRENCY                                   1,702,562,899
                                                   ---------------


EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/GDIF/0510EUR00.50                   28,776,250     15-May-2003     17-May-2010

                                                   ---------------
TOTAL BY CURRENCY                                      28,776,250
                                                   ---------------




BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



JAPANESE YEN
-------------

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR              0000006293     JPY                                2,000,000,000

BOND/SELL JPY/IBRD/MLT/0333JPYSTR16             0000006276     JPY                                5,300,000,000

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR01            0000006305     JPY                                1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR02            0000006308     JPY                                5,000,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR20            0000006312     JPY                                2,000,000,000

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR04            0000006314     JPY                                1,800,000,000

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR03            0000006310     JPY                                1,400,000,000

BOND/SELL JPY/IBRD/GDIF/0418JPYSTR              0000006316     JPY                                2,000,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR21            0000006328     JPY                                1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR              0000006331     JPY                                1,900,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR01            0000006332     JPY                                5,000,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR02            0000006335     JPY                                1,400,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR03            0000006350     JPY                                1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR05            0000006352     JPY                                7,000,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR04            0000006351     JPY                                1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR06            0000006359     JPY                                1,200,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR22            0000006357     JPY                                1,500,000,000

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR1             0000006368     JPY                                1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR2             0000006370     JPY                                1,100,000,000

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR              0000006383     JPY                                1,100,000,000

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR01            0000006391     JPY                                1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR03            0000006392     JPY                                1,000,000,000

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR04            0000006393     JPY                                1,300,000,000

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR04            0000006397     JPY                                1,700,000,000

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR24            0000006408     JPY                                1,300,000,000

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR02            0000006406     JPY                                1,000,000,000


TOTAL BY CURRENCY



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


JAPANESE YEN
-------------

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR                     16,848,490     02-Apr-2003     02-Apr-2033

BOND/SELL JPY/IBRD/MLT/0333JPYSTR16                    44,607,162     04-Apr-2003     11-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR01                    8,345,852     14-Apr-2003     14-Apr-2033

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR02                   41,776,330     22-Apr-2003     22-Apr-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR20                   16,710,532     22-Apr-2003     18-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR04                   15,039,479     22-Apr-2003     22-Apr-2033

BOND/SELL JPY/IBRD/GDIF/0433JPYSTR03                   11,688,095     24-Apr-2003     24-Apr-2033

BOND/SELL JPY/IBRD/GDIF/0418JPYSTR                     16,697,278     24-Apr-2003     24-Apr-2018

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR21                   12,691,966     08-May-2003     25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR                     16,341,977     12-May-2003     12-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR01                   43,005,204     12-May-2003     13-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR02                   12,099,736     19-May-2003     19-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR03                   12,895,461     20-May-2003     20-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR05                   60,178,817     20-May-2003     20-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR04                    8,548,835     27-May-2003     27-May-2033

BOND/SELL JPY/IBRD/GDIF/0533JPYSTR06                   10,258,602     27-May-2003     27-May-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR22                   12,786,634     28-May-2003     25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR1                     8,486,803     10-Jun-2003     10-Jun-2033

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR2                     9,335,483     10-Jun-2003     10-Jun-2033

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR                      9,357,322     18-Jun-2003     18-Jun-2018

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR01                    8,472,781     19-Jun-2003     19-Jun-2018

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR03                    8,472,781     19-Jun-2003     16-Jun-2033

BOND/SELL JPY/IBRD/GDIF/0323JPYSTR04                   11,014,616     19-Jun-2003     24-Mar-2023

BOND/SELL JPY/IBRD/GDIF/0633JPYSTR04                   14,403,728     19-Jun-2003     19-Jun-2033

BOND/SELL JPY/IBRD/GDIF/0333JPYSTR24                   10,927,124     23-Jun-2003     25-Mar-2033

BOND/SELL JPY/IBRD/GDIF/0618JPYSTR02                    8,457,017     24-Jun-2003     21-Jun-2018

                                                   ---------------
TOTAL BY CURRENCY                                     449,448,106
                                                   ---------------


BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0410USDSTR              0000006288     USD                                  100,000,000

BOND/SELL USD/IBRD/GDIF/0513USD03.67            0000006321     USD                                  150,000,000

BOND/SELL USD/IBRD/GDIF/0518USDSTR              0000006325     USD                                   20,000,000

BOND/SELL USD/IBRD/GDIF/0507USDSTR              0000006358     USD                                   50,000,000

BOND/SELL USD/IBRD/GDIF/0513USD03.62            0000006366     USD                                1,000,000,000

BOND/SELL USD/IBRD/GDIF/0510USDSTR1             0000006346     USD                                  100,000,000

BOND/SELL USD/IBRD/GDIF/0515USDSTR01            0000006348     USD                                   15,000,000

BOND/SELL USD/IBRD/GDIF/0608USDSTR2             0000006369     USD                                  100,000,000

BOND/SELL USD/IBRD/GDIF/0615USD01.00            0000006373     USD                                  100,000,000

BOND/SELL USD/IBRD/GDIF/0610USDSTR1             0000006396     USD                                   20,000,000

BOND/SELL USD/IBRD/GDIF/0510USDSTR1             0000006436     USD                                    7,000,000

BOND/SELL USD/IBRD/GDIF/0623USD00.50            0000006374     USD                                  100,000,000


TOTAL BY CURRENCY




TOTAL



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0410USDSTR                    100,000,000     10-Apr-2003     09-Apr-2010

BOND/SELL USD/IBRD/GDIF/0513USD03.67                  150,000,000     01-May-2003     01-May-2013

BOND/SELL USD/IBRD/GDIF/0518USDSTR                     20,000,000     14-May-2003     14-May-2018

BOND/SELL USD/IBRD/GDIF/0507USDSTR                     50,000,000     21-May-2003     21-May-2007

BOND/SELL USD/IBRD/GDIF/0513USD03.62                1,000,000,000     21-May-2003     21-May-2013

BOND/SELL USD/IBRD/GDIF/0510USDSTR1                   100,000,000     28-May-2003     28-May-2010

BOND/SELL USD/IBRD/GDIF/0515USDSTR01                   15,000,000     28-May-2003     28-May-2015

BOND/SELL USD/IBRD/GDIF/0608USDSTR2                   100,000,000     09-Jun-2003     09-Jun-2008

BOND/SELL USD/IBRD/GDIF/0615USD01.00                  100,000,000     11-Jun-2003     11-Jun-2015

BOND/SELL USD/IBRD/GDIF/0610USDSTR1                    20,000,000     16-Jun-2003     16-Jun-2010

BOND/SELL USD/IBRD/GDIF/0510USDSTR1                     7,000,000     18-Jun-2003     28-May-2010
                                                                                      24-Jun-2031
BOND/SELL USD/IBRD/GDIF/0623USD00.50                  100,000,000     19-Jun-2003
                                                                                      19-Jun-2023
                                                   ---------------
TOTAL BY CURRENCY                                   1,762,000,000
                                                   ---------------


                                                   ---------------
TOTAL                                               4,546,475,155
                                                   ---------------



BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



MTBOZ


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0523USDSTR              0000006329     USD                                  100,000,000

BOND/SELL USD/IBRD/GDIF/0631USDSTR              0000006401     USD                                  100,000,000


TOTAL BY CURRENCY




TOTAL



MATURING BORROWINGS



MTBOC


AUSTRALIAN DOLLAR
-----------------

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50            0000003842     AUD                                  500,000,000

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50            0000004019     AUD                                  250,000,000

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50            0000004281     AUD                                  250,000,000


TOTAL BY CURRENCY



EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/MLT/0504NLG09.13E            0000000372     EUR             NLG0054MLT01           2,949,571

BOND/SELL EUR/IBRD/MLT/0403ITL10.75E            0000000226     EUR             ITL0020MLT01         103,291,380

BOND/SELL EUR/IBRD/MLT/0403DEM07.25E            0000000118     EUR             DEM0277MLT01         102,258,376

BOND/SELL EUR/IBRD/MLT/0503DEMSTRE              0000000119     EUR             DEM0278MLT01         127,822,970

BOND/SELL EUR/IBRD/MLT/0503ITL10.80E            0000000227     EUR             ITL0021MLT01         103,291,380

BOND/SELL EUR/IBRD/MLT/0503ITL10.80E            0000000228     EUR             ITL0021MLT02          51,645,690

BOND/SELL EUR/IBRD/MLT/0603NLG06.75E            0000000386     EUR             NLG0096MLT01         340,335,162


TOTAL BY CURRENCY



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


MTBOZ


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0523USDSTR                    100,000,000     06-May-2003     06-May-2023

BOND/SELL USD/IBRD/GDIF/0631USDSTR                    100,000,000     24-Jun-2003     24-Jun-2031
                                                   ---------------
TOTAL BY CURRENCY                                     200,000,000
                                                   ---------------


                                                   ---------------
TOTAL                                                 200,000,000
                                                   ---------------


MATURING BORROWINGS



MTBOC


AUSTRALIAN DOLLAR
------------------

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50                  324,325,000     14-Jul-1999     14-May-2003

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50                  162,162,500     26-Oct-1999     14-May-2003

BOND/SELL AUD/IBRD/GDIF/0503AUD05.50                  162,162,500     25-Jan-2000     14-May-2003

                                                   ---------------
TOTAL BY CURRENCY                                     648,650,000
                                                   ---------------


EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/MLT/0504NLG09.13E                    3,282,136     02-May-1984     02-May-2003

BOND/SELL EUR/IBRD/MLT/0403ITL10.75E                  110,630,233     07-Apr-1993     07-Apr-2003

BOND/SELL EUR/IBRD/MLT/0403DEM07.25E                  112,576,246     28-Apr-1993     28-Apr-2003

BOND/SELL EUR/IBRD/MLT/0503DEMSTRE                    146,632,120     19-May-1993     19-May-2003

BOND/SELL EUR/IBRD/MLT/0503ITL10.80E                  118,490,707     19-May-1993     19-May-2003

BOND/SELL EUR/IBRD/MLT/0503ITL10.80E                   59,245,353     19-May-1993     19-May-2003

BOND/SELL EUR/IBRD/MLT/0603NLG06.75E                  395,758,743     23-Jun-1993     23-Jun-2003

                                                   ---------------
TOTAL BY CURRENCY                                     946,615,537
                                                   ---------------







BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------


HONG KONG DOLLAR
----------------

BOND/SELL HKD/IBRD/GDIF/0603HKD09.78            0000000213     HKD             HKD0705GDI01         315,000,000

BOND/SELL HKD/IBRD/GDIF/0603HKD07.90            0000004540     HKD                                2,000,000,000


TOTAL BY CURRENCY



NEW ZEALAND DOLLAR
------------------

BOND/SELL NZD/IBRD/GDIF/0503NZD07.25            0000000409     NZD             NZD0696GDI01         250,000,000

BOND/SELL NZD/IBRD/GDIF/0503NZD07.25            0000000410     NZD             NZD0696GDI02         100,000,000

BOND/SELL NZD/IBRD/GDIF/0503NZD09.14            0000003709     NZD             NZD0785GDI01          15,000,000


TOTAL BY CURRENCY



UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/COLTS/0503USD07.38           0000000775     USD             USD1424COL01             540,000

BOND/SELL USD/IBRD/GDIF/0403USDSTR              0000000447     USD             USD0057GDI01          50,000,000

BOND/SELL USD/IBRD/GDIF/0603USD07.26            0000004538     USD                                   10,000,000


TOTAL BY CURRENCY



SOUTH AFRICAN RAND
------------------

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00            0000000896     ZAR             ZAR0680GDI01         300,000,000

BOND/SELL ZAR/IBRD/GDIF/0603ZAR13.00            0000000901     ZAR             ZAR0704GDI01         100,000,000

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00            0000003705     ZAR             ZAR0680GDI02         100,000,000

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00            0000003790     ZAR             ZAR0680GDI03         100,000,000

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00            0000003882     ZAR                                  100,000,000


TOTAL BY CURRENCY




TOTAL



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------

HONG KONG DOLLAR
----------------

BOND/SELL HKD/IBRD/GDIF/0603HKD09.78                   40,389,535     16-Jun-1998     16-Jun-2003

BOND/SELL HKD/IBRD/GDIF/0603HKD07.90                  256,454,643     26-Jun-2000     26-Jun-2003

                                                   ---------------
TOTAL BY CURRENCY                                     296,844,177
                                                   ---------------


NEW ZEALAND DOLLAR
------------------

BOND/SELL NZD/IBRD/GDIF/0503NZD07.25                  146,225,000     27-May-1998     27-May-2003

BOND/SELL NZD/IBRD/GDIF/0503NZD07.25                   58,490,000     27-May-1998     27-May-2003

BOND/SELL NZD/IBRD/GDIF/0503NZD09.14                    8,603,250     17-May-1999     19-May-2003

                                                   ---------------
TOTAL BY CURRENCY                                     213,318,250
                                                   ---------------


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/COLTS/0503USD07.38                     540,000     15-May-1990     12-May-2003

BOND/SELL USD/IBRD/GDIF/0403USDSTR                     50,000,000     07-Apr-1998     07-Apr-2003

BOND/SELL USD/IBRD/GDIF/0603USD07.26                   10,000,000     05-Jun-2000     05-Jun-2003

                                                   ---------------
TOTAL BY CURRENCY                                      60,540,000
                                                   ---------------


SOUTH AFRICAN RAND
------------------

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00                   37,818,621     07-Apr-1998     07-Apr-2003

BOND/SELL ZAR/IBRD/GDIF/0603ZAR13.00                   12,507,896     10-Jun-1998     10-Jun-2003

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00                   12,606,207     06-May-1999     07-Apr-2003

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00                   12,606,207     10-Jun-1999     07-Apr-2003

BOND/SELL ZAR/IBRD/GDIF/0403ZAR13.00                   12,606,207     21-Jul-1999     07-Apr-2003

                                                   ---------------
TOTAL BY CURRENCY                                      88,145,138
                                                   ---------------


                                                   ---------------
TOTAL                                               2,254,113,103
                                                   ---------------


BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



MTBOZ


EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/GDIF/0603ITLSTRE             0000000275     EUR             ITL0062GDI01          77,468,535


TOTAL BY CURRENCY



UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0403USD00.00            0000005058     USD                                   16,200,000


TOTAL BY CURRENCY




TOTAL



EARLY RETIREMENT

MTBOC


AUSTRALIAN DOLLAR
-----------------

BOND/BUY AUD/IBRD/GDIF/0507AUD05.60             0000006333     AUD             BUYBACK               77,000,000

BOND/BUY AUD/IBRD/GDIF/0406AUD05.50             0000006410     AUD             BUYBACK               55,000,000


TOTAL BY CURRENCY



EURO CURRENCY
-------------

BOND/BUY EUR/IBRD/GDIF/0907EUR3.53              0000006298     EUR             BUYBACK               18,000,000

BOND/BUY EUR/IBRD/GDIF/0607EUR04.20             0000006299     EUR             BUYBACK               10,000,000

BOND/BUY EUR/IBRD/GDIF/0407EUR04.24             0000006300     EUR                                   14,000,000

BOND/BUY EUR/IBRD/GDIF/0513PTESTRE              0000006354     EUR                                   37,409,842

BOND/BUY EUR/IBRD/GDIF/0607EUR04.20             0000006377     EUR             BUYBACK                8,000,000

BOND/BUY EUR/IBRD/GDIF/0407EUR04.24             0000006380     EUR             BUYBACK                8,000,000

BOND/BUY EUR/IBRD/GDIF/1008EUR04.04             0000006381     EUR             BUYBACK                9,000,000


TOTAL BY CURRENCY


                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


MTBOZ


EURO CURRENCY
-------------

BOND/SELL EUR/IBRD/GDIF/0603ITLSTRE                    90,773,756     05-Jun-1998     05-Jun-2003

                                                   ---------------
TOTAL BY CURRENCY                                      90,773,756
                                                   ---------------


UNITED STATES DOLLAR
--------------------

BOND/SELL USD/IBRD/GDIF/0403USD00.00                   16,200,000     12-Apr-2001     17-Apr-2003

                                                   ---------------
TOTAL BY CURRENCY                                      16,200,000
                                                   ---------------


                                                   ---------------
TOTAL                                                 106,973,756
                                                   ---------------


EARLY RETIREMENT

MTBOC


AUSTRALIAN DOLLAR
-----------------

BOND/BUY AUD/IBRD/GDIF/0507AUD05.60                    48,637,050     06-May-2003     21-May-2007

BOND/BUY AUD/IBRD/GDIF/0406AUD05.50                    36,951,750     24-Jun-2003     24-Apr-2006

                                                   ---------------
TOTAL BY CURRENCY                                      85,588,800
                                                   ---------------


EURO CURRENCY
-------------

BOND/BUY EUR/IBRD/GDIF/0907EUR3.53                     19,278,900     07-Apr-2003     19-Sep-2007

BOND/BUY EUR/IBRD/GDIF/0607EUR04.20                    10,710,500     07-Apr-2003     15-Jun-2007

BOND/BUY EUR/IBRD/GDIF/0407EUR04.24                    14,994,700     07-Apr-2003     23-Apr-2007

BOND/BUY EUR/IBRD/GDIF/0513PTESTRE                     44,186,635     28-May-2003     28-May-2013

BOND/BUY EUR/IBRD/GDIF/0607EUR04.20                     9,464,800     03-Jun-2003     15-Jun-2007

BOND/BUY EUR/IBRD/GDIF/0407EUR04.24                     9,464,800     03-Jun-2003     23-Apr-2007

BOND/BUY EUR/IBRD/GDIF/1008EUR04.04                    10,533,600     06-Jun-2003     14-Oct-2008

                                                   ---------------
TOTAL BY CURRENCY                                     118,633,935
                                                   ---------------




BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



JAPANESE YEN
------------

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR               0000006297     JPY             BUYBACK            3,000,000,000

BOND/BUY JPY/IBRD/GDIF/0422JPYSTR               0000006280     JPY                                1,200,000,000

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR               0000006281     JPY                                1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR13             0000006303     JPY                                1,000,000,000

BOND/BUY JPY/IBRD/GDIF/1026JPYSTR               0000006302     JPY                                1,700,000,000

BOND/BUY JPY/IBRD/GDIF/0421JPYSTR               0000006304     JPY                                1,400,000,000

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR               0000006320     JPY                                1,100,000,000

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR01             0000006323     JPY                                3,500,000,000

BOND/BUY JPY/IBRD/GDIF/0521JPYSTR01             0000006330     JPY                                1,200,000,000

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR10             0000006343     JPY                                1,700,000,000

BOND/BUY JPY/IBRD/MLT/1210JPY05.65              0000006199     JPY                               30,000,000,000

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR01             0000006353     JPY                                2,500,000,000

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR01             0000006364     JPY                                2,000,000,000

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR05             0000006371     JPY                                1,000,000,000

BOND/BUY JPY/IBRD/GDIF/0621JPYSTR01             0000006394     JPY                                3,500,000,000

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR13             0000006375     JPY                                1,500,000,000

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR02             0000006382     JPY                                1,100,000,000

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR09             0000006402     JPY                                1,000,000,000


TOTAL BY CURRENCY



                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


JAPANESE YEN
------------

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR                      24,979,184     01-Apr-2003     17-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0422JPYSTR                      10,099,735     04-Apr-2003     04-Apr-2022

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR                       8,416,446     04-Apr-2003     04-Jun-2031

BOND/BUY JPY/IBRD/GDIF/0432JPYSTR13                     8,306,683     25-Apr-2003     25-Apr-2032

BOND/BUY JPY/IBRD/GDIF/1026JPYSTR                      14,164,896     28-Apr-2003     22-Oct-2026

BOND/BUY JPY/IBRD/GDIF/0421JPYSTR                      11,665,209     28-Apr-2003     26-Apr-2021

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR                       9,379,663     13-May-2003     13-Nov-2031

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR01                    30,021,015     14-May-2003     14-Nov-2031

BOND/BUY JPY/IBRD/GDIF/0521JPYSTR01                    10,405,376     21-May-2003     21-May-2021

BOND/BUY JPY/IBRD/GDIF/1131JPYSTR10                    14,491,518     28-May-2003     28-Nov-2031

BOND/BUY JPY/IBRD/MLT/1210JPY05.65                    253,474,716     30-May-2003     01-Dec-2010

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR01                    21,050,859     03-Jun-2003     03-Dec-2031

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR01                    16,892,605     11-Jun-2003     11-Jun-2026

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR05                     8,500,510     17-Jun-2003     17-Dec-2031

BOND/BUY JPY/IBRD/GDIF/0621JPYSTR01                    29,773,298     18-Jun-2003     18-Jun-2021

BOND/BUY JPY/IBRD/GDIF/1231JPYSTR13                    12,650,755     20-Jun-2003     18-Dec-2031

BOND/BUY JPY/IBRD/GDIF/0626JPYSTR02                     9,324,405     25-Jun-2003     25-Jun-2026

BOND/BUY JPY/IBRD/GDIF/0631JPYSTR09                     8,476,731     25-Jun-2003     25-Jun-2031

                                                   ---------------
TOTAL BY CURRENCY                                     502,073,603
                                                   ---------------


BORROWING TYPE                  DESCRIPTION     TRADE ID       CURRENCY        EXTERNAL ID            CURRENCY AMOUNT
--------------                  -----------     --------       ---------       -----------            ---------------



UNITED STATES DOLLAR
--------------------

BOND/BUY USD/IBRD/GDIF/0408USDSTR               0000006290     USD                                  200,000,000

BOND/BUY USD/IBRD/GDIF/0408USDSTR               0000006291     USD                                   30,000,000

BOND/BUY USD/IBRD/GDIF/0508USDSTR               0000006315     USD                                   10,500,000

BOND/BUY USD/IBRD/MLT/0717USD09.251             0000006326     USD             BUYBACK               12,529,000

BOND/BUY USD/IBRD/GDIF/1111USDSTR               0000006324     USD                                   10,000,000

BOND/BUY USD/IBRD/GDIF/0512USDSTR               0000006327     USD                                   20,000,000

BOND/BUY USD/IBRD/GDIF/0512USDSTR01             0000006345     USD                                   20,000,000

BOND/BUY USD/IBRD/GDIF/0508USDSTR01             0000006355     USD                                   20,000,000

BOND/BUY USD/IBRD/GDIF/0605USDSTR01             0000006360     USD                                  100,000,000

BOND/BUY USD/IBRD/GDIF/0608USDSTR               0000006367     USD                                  100,000,000

BOND/BUY USD/IBRD/GDIF/0607USDSTR               0000006379     USD                                  100,000,000

BOND/BUY USD/IBRD/GDIF/0612USDSTR               0000006376     USD                                   20,000,000

BOND/BUY USD/IBRD/GDIF/0606USDSTR01             0000006378     USD                                   20,000,000

BOND/BUY USD/IBRD/GDIF/0608USDSTR01             0000006395     USD                                  100,000,000


TOTAL BY CURRENCY




TOTAL



MTBOZ


SWISS FRANC
-----------

BOND/BUY CHF/IBRD/MLT/1121CHF00.00              0000006309     CHF             BUYBACK               10,000,000


TOTAL BY CURRENCY




TOTAL


                                                                      SETTLEMENT      MATURITY
BORROWING TYPE                  DESCRIPTION        US$ EQUIVALENT     DATE            DATE
--------------                  -----------        --------------     -----------     --------


UNITED STATES DOLLAR
--------------------

BOND/BUY USD/IBRD/GDIF/0408USDSTR                     200,000,000     10-Apr-2003     10-Apr-2008

BOND/BUY USD/IBRD/GDIF/0408USDSTR                      30,000,000     10-Apr-2003     10-Apr-2008

BOND/BUY USD/IBRD/GDIF/0508USDSTR                      10,500,000     22-Apr-2003     06-May-2008

BOND/BUY USD/IBRD/MLT/0717USD09.251                    12,529,000     29-Apr-2003     15-Jul-2017

BOND/BUY USD/IBRD/GDIF/1111USDSTR                      10,000,000     07-May-2003     07-Nov-2011

BOND/BUY USD/IBRD/GDIF/0512USDSTR                      20,000,000     09-May-2003     09-May-2012

BOND/BUY USD/IBRD/GDIF/0512USDSTR01                    20,000,000     21-May-2003     21-May-2012

BOND/BUY USD/IBRD/GDIF/0508USDSTR01                    20,000,000     28-May-2003     28-May-2008

BOND/BUY USD/IBRD/GDIF/0605USDSTR01                   100,000,000     03-Jun-2003     03-Jun-2005

BOND/BUY USD/IBRD/GDIF/0608USDSTR                     100,000,000     13-Jun-2003     13-Jun-2008

BOND/BUY USD/IBRD/GDIF/0607USDSTR                     100,000,000     18-Jun-2003     18-Jun-2007

BOND/BUY USD/IBRD/GDIF/0612USDSTR                      20,000,000     25-Jun-2003     25-Jun-2012

BOND/BUY USD/IBRD/GDIF/0606USDSTR01                    20,000,000     26-Jun-2003     26-Jun-2006

BOND/BUY USD/IBRD/GDIF/0608USDSTR01                   100,000,000     27-Jun-2003     27-Jun-2008

                                                   ---------------
TOTAL BY CURRENCY                                     763,029,000
                                                   ---------------


                                                   ---------------
TOTAL                                               1,469,325,337
                                                   ---------------


MTBOZ


SWISS FRANC
-----------

BOND/BUY CHF/IBRD/MLT/1121CHF00.00                      7,225,695     14-Apr-2003     26-Nov-2021

                                                   ---------------
TOTAL BY CURRENCY                                       7,225,695
                                                   ---------------


                                                   ---------------
TOTAL                                                   7,225,695
                                                   ---------------



User  :          WB235091       Database :    :    REPP                               08/12/2003                  10:49 AM